Registration Statement No.333-100434
811-21221

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. 2

And

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Pre-Effective Amendment No. 2 to
______________

TLAC VARIABLE ANNUITY SEPARATE ACCOUNT 2002
(Exact name of Registrant)

THE TRAVELERS LIFE AND ANNUITY COMPANY
(Name of Depositor)

P.O. Box 990026
HARTFORD, CONNECTICUT 06199-0026
(Address of Depositor's Principal Executive Offices)

Depositor's Telephone Number, including area code:  (860) 277-0111

ERNEST J. WRIGHT
The Travelers Life and Annuity Company
P.O. Box 990026
Hartford, Connecticut 06199-0026
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable following the effectiveness of the Registration Statment

It is proposed that this filing will become effective (check appropriate box):

[N/A]	immediately upon filing pursuant to paragraph (b) of Rule 485.

[N/A]	on ___________ pursuant to paragraph (b) of Rule 485.

[N/A]	60 days after filing pursuant to paragraph (a)(1) of Rule 485.

[N/A]	on May 1, 2002 pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[ ]	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section8(a), may determine.

PART A

Information Required in a Prospectus

Vintage Access Annuity Prospectus:

TIC Variable Annuity Separate Account 2002
TLAC Variable Annuity Separate Account 2002

This prospectus describes Vintage Access Annuity, a flexible premium deferred variable annuity contract (the “Contract”) issued by The Travelers Insurance Company or The Travelers Life and Annuity Company. Refer to your contract for the name of your issuing company. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment (“qualified Contracts”) as well as those that do not qualify for such treatment (“nonqualified Contracts”). We may issue it as an individual Contract or as a group Contract. When we issue a group Contract, you will receive a certificate summarizing the Contract’s provisions. For convenience, we refer to Contracts and certificates as “Contracts.”

Your premium (“purchase payments”) accumulate on a variable basis in one of our funding options. Your contract value before the maturity date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the variable funding options you select. You bear the investment risk of investing in the variable funding options. The variable funding options are:

AIM Variable Insurance Funds	Smith Barney Multiple Discipline Trust
AIM V.I. Premier Equity Fund – Series I	Multiple Discipline Portfolio – All Cap Growth and Value
Alliance Variable Product Series Fund, Inc.	Multiple Discipline Portfolio – Large Cap Growth and Value
Growth & Income Portfolio – Class B	Multiple Discipline Portfolio – Global Cap Growth and
Premier Growth Portfolio Class B	Value
American Variable Insurance Trust	Multiple Discipline Portfolio – Balanced All Cap Growth and
Global Growth Fund - Class 2	Value
Growth Fund Class – 2	The Travelers Series Trust
Growth-Income Fund – Class 2	Equity Income Portfolio
Franklin Templeton Variable Insurance Products Trust	Large Cap Portfolio
Franklin Small Cap Fund – Class 2	MFS Emerging Growth Portfolio
Mutual Shares Securities Fund – Class 2	MFS Research Portfolio
Templeton Foreign Securities Fund – Class 2	Travelers Series Fund Inc.
Greenwich Street Series Fund	AIM Capital Appreciation Portfolio
Appreciation Portfolio	Alliance Growth Portfolio
Diversified Strategic Income Portfolio	MFS Total Return Portfolio
Equity Index Portfolio — Class II Shares	Smith Barney Aggressive Growth Portfolio
Fundamental Value Portfolio	Smith Barney High Income Portfolio
Janus Aspen Series	Smith Barney International All Cap Growth Portfolio
Aggressive Growth Portfolio – Service Shares	Smith Barney Large Capitalization Growth Portfolio
PIMCO Variable Insurance Trust	Smith Barney Large Cap Value Portfolio
Total Return Portfolio — Administrative Class	Smith Barney Mid Cap Core Portfolio
Putnam Variable Trust	Smith Barney Money Market Portfolio
Putnam VT International Growth Fund — Class IB Shares	Travelers Managed Income Portfolio
Putnam VT Small Cap Value Fund – Class IB Shares	Van Kampen Enterprise Portfolio
Putnam VT Voyager II Fund — Class IB Shares	Van Kampen Life Investment Trust
Salomon Brothers Variable Series Fund Inc.	Emerging Growth Portfolio — Class II Shares
Capital Fund – Class I	Variable Annuity Portfolios
Investors Fund – Class I	Smith Barney Small Cap Growth Opportunities Portfolio
Small Cap Growth Fund – Class I	Variable Insurance Products Fund II (Fidelity)
Smith Barney Investment Series	Contrafund® Portfolio — Service Class
Smith Barney Large Cap Core Portfolio	Variable Insurance Products Fund III (Fidelity)
Smith Barney Premier Selections All Cap Growth Portfolio	Mid Cap Portfolio — Service Class 2

The Contract, certain contract features and/or some of the funding options may not be available in all states. The current prospectuses for the underlying funds that support the variable funding options must accompany this prospectus. Read and retain them for future reference.

This prospectus provides the information that you should know before investing in the Contract. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information (“SAI”) dated February 6, 2003. We filed the SAI with the Securities and Exchange Commission (“SEC”), and it is incorporated by reference into this prospectus. To request a copy, write to The Travelers Insurance Company, Annuity Investor Services, One Tower Square, Hartford, Connecticut 06183, call 1-800-842-8573 or access the SEC’s website (http://www.sec.gov). See Appendix C for the SAI’s table of contents.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Variable annuity contracts are not deposits of any bank, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Prospectus February 6, 2003

Index of Special Terms	2	Payment Options	31
Summary	3	Election of Options	31
Fee Table	6	Annuity Options	32
Condensed Financial Information	15	Miscellaneous Contract Provisions	32
The Annuity Contract	15	Right to Return	32
Contract Owner Inquiries	15	Termination	33
Purchase Payments	15	Required Reports	33
Accumulation Units	15	Suspension of Payments	33
The Variable Funding Options	16	The Separate Accounts	33
Charges and Deductions	21	Performance Information	34
General	21	Federal Tax Considerations	34
Transfer Charge	21	Non-Resident Aliens	34
Administrative Charges	21	General Taxation of Annuities	34
Mortality and Expense Risk Charge	22	Types of Contracts: Qualified or Nonqualified	35
E.S.P. Charge	22	Nonqualified Annuity Contracts	35
Variable Funding Option Expenses	22	Puerto Rico Tax Considerations	35
Premium Tax		Qualified Annuity Contracts	36
Changes in Taxes Based Upon	22	Penalty Tax for Premature
Premium or Value	22	Distributions	36
Transfers	22	Diversification Requirements for
Dollar Cost Averaging	23	Variable Annuities	36
Access to Your Money	24	Ownership of the Investments	36
Systematic Withdrawals	24	Mandatory Distributions for Qualified Plans	36
Ownership Provisions	24	Taxation of Death Benefit Proceeds	37
Types of Ownership	24	Other Information	37
Contract Owner	24	The Insurance Companies	37
Beneficiary	25	Financial Statements	37
Annuitant	25	Distribution of Variable Annuity Contracts	37
Contingent Annuitant	25	Conformity with State and Federal Laws	37
Death Benefit	25	Voting Rights	37
Death Proceeds Before the Maturity Date	25	Legal Proceedings and Opinions	38
E.S.P.	27	Appendix A: Contents of the
Payment of Proceeds	28	Statement of Additional Information	A-1
Death Proceeds After the Maturity Date	30
The Annuity Period	30
Maturity Date	30
Allocation of Annuity	30
Variable Annuity	31
Fixed Annuity	31

INDEX OF SPECIAL TERMS

The following terms are italicized throughout the prospectus. Refer to the page listed for an explanation of each term.

Accumulation Unit	15	Contract Year	15
Accumulation Period	15	Death Report Date	25
Annuitant	24	Joint Owner	24
Annuity Payments	30	Maturity Date	30
Annuity Unit	16	Modified Purchase Payment	27
Cash Surrender Value	24	Net Investment Rate	31
Contingent Annuitant	25	Purchase Payment	15
Contract Date	15	Underlying Fund	16
Contract Owner	15	Variable Funding Option(s)	16
Contract Value	15	Written Request	15

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Summary:
Vintage Access Annuity

This summary details some of the more important points that you should know and consider before purchasing the Contract. Please read the entire prospectus carefully.

What company will issue my Contract? Your issuing company is either The Travelers Insurance Company or The Travelers Life and Annuity Company, (“the Company,” “We” or “Us”). Refer to your Contract for the name of your issuing company. Each company sponsors its own segregated asset account (“Separate Account”). The Travelers Insurance Company sponsors TIC Variable Annuity Separate Account 2002. The Travelers Life and Annuity Company sponsors TLAC Variable Annuity Separate Account 2002. When we refer to the Separate Account, we are referring to either TIC Variable Annuity Separate Account 2002 or TLAC Variable Annuity Separate Account 2002, depending upon your issuing Company.

You may only purchase a Contract in states where the Contract has been approved for sale. The Contract may not currently be available for sale in all states.

Can you give me a general description of the Contract? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the variable funding options. You can also lose money in the variable funding options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a qualified contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a nonqualified contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (annuity payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments from the variable funding options. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

Who should purchase this Contract? The Contract is currently available for use in connection with (1) individual nonqualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified contracts include contracts qualifying under Section 401(a), 403(b), or 408(b) of the Internal Revenue Code of 1986, as amended. Purchase of this Contract through a tax qualified retirement plan (“Plan”) does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its Death Benefit, Annuity Option Benefits, and other non-tax-related benefits.

You may purchase the Contract with an initial payment of at least $15,000. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds.

Is there a right to return period? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your contract value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the underlying funds). Where state law requires a longer right to return period, or the return of purchase payments, the Company will comply. You bear the investment risk on the purchase payment allocated to a variable funding option during the right to return period; therefore, the contract value we return may be greater or less than your purchase payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, we will refund your full purchase payment. During the remainder of the right to return period, we

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will refund your contract value (including charges we assessed). We will determine your contract value at the close of business on the day we receive a written request for a refund.

Can you give a general description of the variable funding options and how they operate? Through its subaccounts, the Separate Account uses your purchase payments to purchase units, at your direction, of one or more of the variable funding options. In turn, each variable funding option invests in an underlying mutual fund (“underlying fund”) that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these variable funding options.

You can transfer among the variable funding options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other contract owners.

What expenses will be assessed under the Contract? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk (“M&E”) charge daily from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E at an annual rate of 1.65%. For Contracts with a value of less than $40,000, we also deduct an annual contract administrative charge of $30. Each underlying fund also charges for management costs and other expenses.

If you select the Enhanced Stepped-Up Provision (“E.S.P.”), an additional 0.20% annually will be deducted from amounts in the variable funding options. This provision is not available when either the annuitant or owner is age 76 or older on the Contract Date.

How will my purchase payments and withdrawals be taxed? Generally, the payments you make to a qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your purchase payments and on any earnings when you make a withdrawal or begin receiving annuity payments. Under a nonqualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 591/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts.

How may I access my money? You can take withdrawals any time during the accumulation phase. Income taxes and/or a penalty tax may apply to taxable amounts withdrawn.

What is the death benefit under the Contract? The death benefit applies upon the first death of the contract owner, joint owner, or annuitant. Assuming you are the annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) due proof of death and (2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

Where may I find out more about accumulation unit values? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about accumulation unit values.

Are there any additional features? This Contract has other features you may be interested in. These include:

    Dollar Cost Averaging. This is a program that allows you to invest a fixed amount of money in variable funding options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.
    Systematic Withdrawal Option. Before the maturity date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn.
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    Automatic Rebalancing. You may elect to have the Company periodically reallocate the values in your Contract to match your original (or your latest) funding option allocation request.
    Enhanced Stepped-Up Provision (“E.S.P.”). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.
    Spousal Contract Continuance (Subject to Availability). If your spouse is named as an owner and/or beneficiary, and you die prior to the maturity date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint contract owner and/or beneficiary only.
    Beneficiary Contract Continuance (Not permitted for non-natural beneficiaries). If you die before the maturity date, and if the value of any beneficiary’s portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary(s) may elect to continue his/her portion of the Contract rather than have the death benefit paid to the beneficiary.
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FEE TABLE

The purpose of this Fee Table is to assist contract owners in understanding the various costs and expenses that you will bear, directly or indirectly, if you purchase this Contract. See “Charges and Deductions” in this prospectus for additional information. Expenses shown do not include premium taxes, which may be applicable. Each variable funding option purchases shares of the underlying fund at net asset value. The net asset value already reflects the deduction of each underlying fund’s Total Operating Expenses as shown in the table below; therefore, you are indirectly bearing the costs of underlying fund expenses.

We receive payments from some of the underlying funds or their affiliates for providing administrative or other services for a fund. These payments vary in amount and currently we receive payments at an annual rate of up to 0.50% of the average net amount invested in an underlying fund on behalf of Travelers’ Separate Accounts. These payments by the funds do not result in any charge to you in addition to the Total Annual Operating Expenses disclosed below for each fund.

The amounts shown in the table are based on historical fund expenses, as a percentage of each fund’s average daily net assets as of December 31, 2001 (unless otherwise indicated). This information was provided by the funds and we have not independently verified it. More detail concerning each fund’s fees and expenses is contained in the prospectus for each underlying fund.

Annual Separate Account Charges

(as a percentage of the average daily net assets of the Separate Account)

With E.S.P. Selected:		Without E.S.P. Selected:
Mortality and Expense Risk Charge	1.65%	Mortality and Expense Risk Charge	1.65%
Administrative Expense Charge	0.15%	Administrative Expense Charge	0.15%
E.S.P. Charge	0.20%	Total Separate Account Charges	1.80%
Total Separate Account Charges	2.00%

Other Annual Charges

Annual Contract Administrative Charge	$30
(Waived if contract value is $40,000 or more)

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Variable Funding Option Expenses:

(as a percentage of average daily net assets of the funding option as of December 31, 2001, unless otherwise noted)

Funding Options:	Management Fee (after expense reimbursement)	Distribution and/or Service Fees (12b-1)	Other Expenses (after expense reimbursement)	Total Annual Operating Expenses (before expense reimbursement)

AIM Variable Insurance Funds
AIM V.I. Premier Equity Fund - Series I	0.60%	—	0.25%	0.85%(1)
Alliance Variable Product Series Fund, Inc.
Growth and Income Portfolio - Class B*	0.63%	0.25%	0.04%	0.92%
Premier Growth Portfolio - Class B*	1.00%	0.25%	0.04%	1.29%
American Variable Insurance Series
Global Growth Fund - Class 2*	0.66%	0.25%	0.04%	0.95%
Growth Fund - Class 2*	0.37%	0.25%	0.01%	0.63%
Growth-Income Fund - Class 2*	0.33%	0.25%	0.02%	0.60%
Franklin Templeton Variable Insurance Products Trust
Franklin Small Cap Fund - Class 2*	0.45%	0.25%	0.31%	1.01%(2)
Mutual Shares Securities Fund - Class 2*	0.60%	0.25%	0.19%	1.04%(3)
Templeton Foreign Securities Fund - Class 2*	0.68%	0.25%	0.22%	1.15%(4)
Greenwich Street Series Fund
Appreciation Portfolio	0.75%	—	0.02%	0.77%(5)
Diversified Strategic Income Portfolio	0.65%	—	0.11%	0.76%(5)
Equity Index Portfolio - Class II Shares*	0.21%	0.25%	0.03%	0.49%(5)
Fundamental Value Portfolio	0.75%	—	0.02%	0.77%(5)
Janus Aspen Series
Aggressive Growth Portfolio - Service Shares*	0.65%	0.25%	0.02%	0.92%
PIMCO Variable Insurance Trust
Total Return Portfolio – Administrative Class	0.25%	—	0.40%	0.65%(6)
Putnam Variable Trust
Putnam VT International Growth Fund - Class IB Shares*	0.76%	0.25%	0.18%	1.19%
Putnam VT Small Cap Value Fund - Class IB Shares*	0.80%	0.25%	0.30%	1.35%
Putnam VT Voyager II Fund - Class IB Shares*	0.70%	0.25%	0.77%	1.72%
Salomon Brothers Variable Series Fund Inc.
Capital Fund – Class I	0.83%	—	0.17%	1.02%(7)
Investors Fund – Class I	0.70%	—	0.12%	0.82%(8)
Small Cap Growth Fund – Class I	0.75%	—	0.72%	1.47%(9)
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Funding Options:	Management Fee (after expense reimbursement)	Distribution and/or Service Fees (12b-1)	Other Expenses (after expense reimbursement)	Total Annual Operating Expenses (before expense reimbursement)

Smith Barney Investment Series
Smith Barney Large Cap Core Portfolio	0.75%	—	0.18%	0.93%(14)
Smith Barney Premier Selections All Cap Growth Portfolio	0.75%	—	0.20%	1.08%(10)
Smith Barney Multiple Discipline Trust
Multiple Discipline Portfolio – All Cap Growth and Value	0.75%	0.00%	0.25%	1.00%(18)
Multiple Discipline Portfolio – Large Cap Growth and Value	0.75%	0.00%	0.25%	1.00%(18)
Multiple Discipline Portfolio – Global All Cap Growth and Value	0.75%	0.00%	0.25%	1.00%(18)
Multiple Discipline Portfolio – Balanced All Cap Growth and Value	0.75%	0.00%	0.25%	1.00%(18)
The Travelers Series Trust
Equity Income Portfolio	0.75%	—	0.04%	0.85%(11)
Large Cap Portfolio	0.75%	—	0.04%	0.84%(12)
MFS Emerging Growth Portfolio	0.75%	—	0.14%	0.89%
MFS Research Portfolio	0.80%	—	0.12%	0.92%
Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	0.80%	—	0.03%	0.83%(14)
Alliance Growth Portfolio	0.80%	—	0.02%	0.82%(14)
MFS Total Return Portfolio	0.80%	—	0.03%	0.83%(14)
Smith Barney Aggressive Growth Portfolio	0.80%	—	0.04%	0.84%(14)
Smith Barney High Income Portfolio	0.60%	—	0.07%	0.67%(14)
Smith Barney International All Cap Growth Portfolio	0.90%	—	0.10%	1.00%(14)
Smith Barney Large Cap Value Portfolio	0.65%	—	0.02%	0.67%(14)
Smith Barney Large Capitalization Growth Portfolio	0.75%	—	0.03%	0.78%(14)
Smith Barney Mid Cap Core Portfolio	0.75%	—	0.20%	0.96%(13)
Smith Barney Money Market Portfolio	0.50%	—	0.03%	0.53%(14)
Travelers Managed Income Portfolio	0.65%	—	0.03%	0.68%(14)
Van Kampen Enterprise Portfolio	0.70%	—	0.04%	0.74%(14)
Van Kampen Life Investment Trust
Emerging Growth Portfolio – Class II Shares	0.70%	—	0.06%	0.76%
Variable Annuity Portfolios
Smith Barney Small Cap Growth Opportunities Portfolio	0.75%	—	0.15%	2.21%(15)
Variable Insurance Products Fund II
Contrafund® Portfolio – Service Class*	0.58%	0.10%	0.06%	0.78%(16)
Variable Insurance Products Fund III
Mid Cap Portfolio – Service Class 2*	0.58%	0.25%	0.05%	0.94%(17)

______________

*	The 12b-1 fees deducted from these classes cover certain distribution, shareholder support and administrative services provided by intermediaries (the insurance company, broker dealer or other service provider).

**	As of May 1, 2001 Fund is closed to new investors. It is anticipated Fund will be closed to all investors on or about July 17, 2002, subject to the approval of the Securities and Exchange Commission.

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(1)	Effective May 1, 2002 the Funds' name was changed from AIM V.I. Value Fund to AIM V.I. Premier Equity Fund.

(2)	The Fund's Class 2 distribution plan or "rule 12b-1 plan" is described in the Fund's prospectus. For the Franklin Small Cap Fund the managers have agreed in advance to make estimated reductions of 0.08% of their fees to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. Those reductions are required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission. Without these reductions, Management Fees, 12b-1 Fees, Other Expenses, and Total Annual Operating Expenses for the Franklin Small Cap Fund - Class 2 would have been 0.53%, 0.25%, 0.31%, and 1.09%, respectively.

(3)	The Fund's Class 2 distribution plan or "rule 12b-1 plan" is described in the Fund's prospectus.

(4)	The Fund's Class 2 distribution plan or ""rule 12b-1 plan"" is described in the Fund's prospectus. For the Franklin Small Cap Fund and Templeton Foreign Securities Funds the managers have agreed in advance to make estimated reductions of 0.08% and 0.01% respectively, of their fees to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. Those reductions are required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission. Without these reductions, Management Fees, 12b-1 Fees, Other Expenses, and Total Annual Operating Expenses for the Templeton Foreign Securities Fund - Class 2 would have been 0.69%, 0.25%, 0.22%, and 1.16%.

(5)	Expenses are as of December 31, 2001 (the Fund's fiscal year end). There were no fees waived or expenses reimbursed for these funds in 2001.

(6)	"Other Expenses" reflects a 0.25% administrative fee, a 0.15% service fee, and 0.01% representing the Portfolio’s pro rata Trustees’ fees. PIMCO has contractually agreed to reduce total annual portfolio operating expenses to the extent they would exceed, due to the payment of organizational expenses and Trustees’ fees, 0.65% of average daily net assets. Without such reduction, Total Annual Expenses for the fiscal year ended December 31, 2001 would have been 0.66%. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

(7)	The Manager has waived a portion of its management fees for the year ended December 31, 2001. The Manager has voluntarily agreed to limit the Fund’s expense ratios to 1.00%.

(8)	As a result of a voluntary expense limitation, expense ratios will not exceed 1.00%.

(9)	As a result of a voluntary expense limitation, expense ratios will not exceed 1.50%.

(10)	The Manager reimbursed expenses of $45,159 for the year ended October 31, 2001 in accordance with its voluntary agreement to limit the Fund’s expense ration to 0.95%.

(11)	A portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. As a result of such reductions, Total Annual Operating Expenses for the Equity Income Portfolio were 0.78%.

(12)	A portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. As a result of such reductions, Total Annual Operating Expenses for the Large Cap Portfolio were 0.79%.

(13)	The manager has agreed to waive all or a portion of its management fees for the year ended October 31, 2001(the Fund’s fiscal year end) to the extent necessary to limit the expense ratio to 0.95%.

(14)	Expenses are as of October 31, 2001 (the Fund's fiscal year end). There were no fees waived or expenses reimbursed for these funds in 2001.

(15)	The Manager has waived all or a portion of its total expenses for the year ended December 31, 2001. As a result of such waiver, the expense ratio was capped at 0.90%.

(16)	A portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. As a result of such reductions, Total Annual Operating Expenses for the Fidelity VIP II Contrafund Portfolio - Service Class were 0.74%.

(17)	A portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. As a result of such reductions, Total Annual Operating Expenses for the Fidelity VIP III Mid Cap Portfolio - Service Class 2 were 0.88%.

(18)	Other Expenses are based on estimates for the current fiscal year. Effective September 4, 2002, the Board for the Smith Barney Multiple Discipline Trust (“Trust”) authorized the Trust to charge each Portfolio an annual Rule 12b-1 fee of up to 0.25% of each Portfolio’s average daily net assets. However, the Trust will not deduct the fee from any Portfolio before April 30, 2003.

9

EXAMPLES

These examples show what your costs would be under certain hypothetical situations. The examples do not represent past or future expenses. Your actual expenses may be more or less than those shown. We base examples on the annual expenses of the underlying funds for the year ended December 31, 2001, and assume that any fee waivers and expense reimbursements will continue. We cannot guarantee that these fee waivers and expense reimbursements will continue. The example also assumes that the $30 annual administrative charge is equivalent to 0.015% of the Separate Account contract value.

EXAMPLE: DEATH BENEFIT WITH E.S.P.

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets and the charges reflected in the expense table above using the expenses for the Death Benefit with the E.S.P. option selected:

	If Contract Is Surrendered At The End Of Period Shown:				If Contract Is not Surrendered Or Annuitized At End Of Period Shown:

Funding Option	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years

AIM Variable Insurance Funds
AIM V.I. Premier Equity Fund - Series I	29	89	151	319	29	89	151	319
Alliance Variable Product Series Fund, Inc.
Growth and Income Portfolio - Class B	30	91	155	326	30	91	155	326
Premier Growth Portfolio - Class B	33	102	172	360	33	102	172	360
American Variable Insurance Series
Global Growth Fund - Class 2	30	92	156	328	30	92	156	328
Growth Fund - Class 2	27	82	140	298	27	82	140	298
Growth-Income Fund - Class 2	26	81	139	295	26	81	139	295
Franklin Templeton Variable Insurance Products Trust
Franklin Small Cap Fund - Class 2	31	93	159	334	31	93	159	334
Mutual Shares Securities Fund - Class 2	31	94	160	337	31	94	160	337
Templeton Foreign Securities Fund - Class 2	32	98	166	347	32	98	166	347
Greenwich Street Series Fund
Appreciation Portfolio	28	86	147	311	28	86	147	311
Diversified Strategic Income Portfolio	28	86	147	310	28	86	147	310
Equity Index Portfolio - Class II Shares	25	78	133	284	25	78	133	284
Fundamental Value Portfolio	28	86	147	311	28	86	147	311
Janus Aspen Series
Aggressive Growth Portfolio - Service Shares	30	91	155	326	30	91	155	326
PIMCO Variable Insurance Trust
Total Return Portfolio – Administrative Class	27	83	141	300	27	83	141	300
Putnam Variable Trust
Putnam VT International Growth Fund - Class IB Shares	32	99	168	351	32	99	168	351
Putnam VT Small Cap Value Fund - Class IB Shares	34	103	175	365	34	103	175	365
Putnam VT Voyager II Fund - Class IB Shares	38	114	193	398	38	114	193	398
Salomon Brothers Variable Series Fund Inc.
Capital Fund – Class I	30	93	158	333	30	93	158	333
Investors Fund – Class I	29	88	150	316	29	88	150	316
Small Cap Growth Fund – Class I	35	107	181	376	35	107	181	376
10

	If Contract Is Surrendered At The End Of Period Shown:				If Contract Is not Surrendered Or Annuitized At End Of Period Shown:

Funding Option	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years

Smith Barney Investment Series
Smith Barney Large Cap Core Portfolio	30	91	155	327	30	91	155	327
Smith Barney Premier Selections All Cap Growth Portfolio	30	92	156	328	30	92	156	328
Smith Barney Multiple Discipline Trust
Multiple Discipline Portfolio – All Cap Growth and Value	30	93	158	333	30	93	158	333
Multiple Discipline Portfolio – Large Cap Growth and Value	30	93	158	333	30	93	158	333
Multiple Discipline Portfolio – Global Cap Growth and Value	30	93	158	333	30	93	158	333
Multiple Discipline Portfolio – Balanced All Cap Growth and Value	30	93	158	333	30	93	158	333
The Travelers Series Trust
Equity Income Portfolio	28	87	148	313	28	87	148	313
Large Cap Portfolio	28	87	148	313	28	87	148	313
MFS Emerging Growth Portfolio	29	90	153	323	29	90	153	323
MFS Research Portfolio	30	91	155	326	30	91	155	326
Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	29	88	150	317	29	88	150	317
Alliance Growth Portfolio	29	88	150	316	29	88	150	316
MFS Total Return Portfolio	29	88	150	317	29	88	150	317
Smith Barney Aggressive Growth Portfolio	29	88	151	318	29	88	151	318
Smith Barney High Income Portfolio	27	83	142	302	27	83	142	302
Smith Barney International All Cap Growth Portfolio	30	93	158	333	30	93	158	333
Smith Barney Large Cap Value Portfolio	27	83	142	302	27	83	142	302
Smith Barney Large Capitalization Growth Portfolio	28	87	148	312	28	87	148	312
Smith Barney Mid Cap Core Portfolio	30	92	156	328	30	92	156	328
Smith Barney Money Market Portfolio	26	79	135	288	26	79	135	288
Travelers Managed Income Portfolio	27	84	143	303	27	84	143	303
Van Kampen Enterprise Portfolio	28	85	146	308	28	85	146	308
Van Kampen Life Investment Trust
Emerging Growth Portfolio - Class II Shares	28	86	147	310	28	86	147	310
Variable Annuity Portfolios
Smith Barney Small Cap Growth Opportunities Portfolio	29	90	154	324	29	90	154	324
Variable Insurance Products Fund II
Contrafund® Portfolio - Service Class	28	85	146	308	28	85	146	308
Variable Insurance Products Fund III
Mid Cap Portfolio - Service Class 2	29	90	153	322	29	90	153	322
11

EXAMPLE: DEATH BENEFIT WITHOUT E.S.P.

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets and the charges reflected in the expense table above using the expenses for the Death Benefit without the E.S.P. option selected:

	If Contract Is Surrendered At The End Of Period Shown:				If Contract Is not Surrendered Or Annuitized At End Of Period Shown:

Funding Option	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years

AIM Variable Insurance Funds
AIM V.I. Premier Equity Fund - Series I	27	83	141	300	27	83	141	300
Alliance Variable Product Series Fund, Inc.
Growth and Income Portfolio - Class B	28	85	145	307	28	85	145	307
Premier Growth Portfolio - Class B	31	96	163	342	31	96	163	342
American Variable Insurance Series
Global Growth Fund - Class 2	28	86	146	309	28	86	146	309
Growth Fund - Class 2	25	76	130	278	25	76	130	278
Growth-Income Fund - Class 2	24	75	129	275	24	75	129	275
Franklin Templeton Variable Insurance Products Trust
Franklin Small Cap Fund - Class 2	29	88	149	315	29	88	149	315
Mutual Shares Securities Fund - Class 2	29	88	151	318	29	88	151	318
Templeton Foreign Securities Fund - Class 2	30	92	156	328	30	92	156	328
Greenwich Street Series Fund
Appreciation Portfolio	26	80	137	292	26	80	137	292
Diversified Strategic Income Portfolio	26	80	137	291	26	80	137	291
Equity Index Portfolio - Class II Shares	23	72	123	264	23	72	123	264
Fundamental Value Portfolio	26	80	137	292	26	80	137	292
Janus Aspen Series
Aggressive Growth Portfolio - Service Shares	28	85	145	307	28	85	145	307
PIMCO Variable Insurance Trust
Total Return Portfolio – Administrative Class	25	77	131	280	25	77	131	280
Putnam Variable Trust
Putnam VT International Growth Fund - Class IB Shares	30	93	158	332	30	93	158	332
Putnam VT Small Cap Value Fund - Class IB Shares	32	98	166	347	32	98	166	347
Putnam VT Voyager II Fund - Class IB Shares	36	108	183	381	36	108	183	381
Salomon Brothers Variable Series Fund Inc.
Capital Fund – class I	28	87	149	314	28	87	149	314
Investors Fund – Class I	27	82	140	297	27	82	140	297
Small Cap Growth Fund – Class I	33	101	171	358	33	101	171	358
12

	If Contract Is Surrendered At The End Of Period Shown:				If Contract Is not Surrendered Or Annuitized At End Of Period Shown:

Funding Option	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years

Smith Barney Investment Series
Smith Barney Large Cap Core Portfolio	28	85	145	308	28	85	145	308
Smith Barney Premier Selections All Cap Growth Portfolio	28	86	146	309	28	86	146	309
Smith Barney Multiple Discipline Trust
Multiple Discipline Portfolio – All Cap Growth and Value	28	87	149	314	28	87	149	314
Multiple Discipline Portfolio – Large Cap Growth and Value	28	87	149	314	28	87	149	314
Multiple Discipline Portfolio – Global Cap Growth and Value	28	87	149	314	28	87	149	314
Multiple Discipline Portfolio – Balanced All Cap Growth and Value	28	87	149	314	28	87	149	314
Travelers Series Trust
Equity Income Portfolio	26	81	138	294	26	81	138	294
Large Cap Portfolio	26	81	138	294	26	81	138	294
MFS Emerging Growth Portfolio	27	84	143	304	27	84	143	304
MFS Research Portfolio	28	85	145	307	28	85	145	307
Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	27	82	140	298	27	82	140	298
Alliance Growth Portfolio	27	82	140	297	27	82	140	297
MFS Total Return Portfolio	27	82	140	298	27	82	140	298
Smith Barney Aggressive Growth Portfolio	27	82	141	299	27	82	141	299
Smith Barney High Income Portfolio	25	77	132	282	25	77	132	282
Smith Barney International All Cap Growth Portfolio	28	87	149	314	28	87	149	314
Smith Barney Large Cap Value Portfolio	25	77	132	282	25	77	132	282
Smith Barney Large Capitalization Growth Portfolio	26	81	138	293	26	81	138	293
Smith Barney Mid Cap Core Portfolio	28	86	146	309	28	86	146	309
Smith Barney Money Market Portfolio	24	73	125	268	24	73	125	268
Travelers Managed Income Portfolio	25	78	133	283	25	78	133	283
Van Kampen Enterprise Portfolio	26	79	136	289	26	79	136	289
Van Kampen Life Investment Trust
Emerging Growth Portfolio – Class II Shares	26	80	137	291	26	80	137	291
Variable Annuity Portfolios
Smith Barney Small Cap Growth Opportunities Portfolio	27	84	144	305	27	84	144	305
Variable Insurance Products Fund II
Contrafund® Portfolio - Service Class	26	79	136	289	26	79	136	289
Variable Insurance Products Fund III
Mid Cap Portfolio - Service Class 2	27	84	143	303	27	84	143	303
  13

  CONDENSED FINANCIAL INFORMATION

  TIC Variable Annuity Separate Account 2002 and TLAC Variable Annuity Separate Account 2002 are newly registered separate accounts. Therefore, as of the date of this prospectus, there is no Condensed Financial Information for either separate account.

  THE ANNUITY CONTRACT

  Travelers Vintage Access Annuity is a contract between the contract owner (“you”) and the Company. This is the prospectus — it is not the Contract. The prospectus highlights many contract provisions to focus your attention on the Contract’s essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

  You make purchase payments to us and we credit them to your Contract. We promise to pay you an income, in the form of annuity payments, beginning on a future date that you choose, the maturity date. The purchase payments accumulate tax deferred in the funding options of your choice. We offer multiple variable funding options. The contract owner assumes the risk of gain or loss according to the performance of the variable funding options. The contract value is the amount of purchase payments, plus or minus any investment experience on the amounts you allocate to the Separate Account. The contract value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the maturity date the contract value will equal or exceed the total purchase payments made under the Contract. The date the Contract and its benefits become effective is referred to as the contract date. Each 12-month period following the contract date is called a contract year.

  Certain changes and elections must be made in writing to the Company. Where the term “written request” is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

  Contract Owner Inquiries

  Any questions you have about your Contract should be directed to our Home Office at 1-800-842-8573.

  Purchase Payments

  Your initial purchase payment is due and payable before the Contract becomes effective. The initial purchase payment must be at least $15,000. You may make additional payments of at least $500 at any time. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum purchase payment requirement. Purchase payments over $1,000,000 may be made only with our prior consent.

  We will apply the initial purchase payment less any applicable premium tax (net purchase payment) within two business days after we receive it in good order at our Home Office. We will credit subsequent purchase payments to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

  Accumulation Units

  The period between the contract date and the maturity date is the accumulation period. During the accumulation period, an accumulation unit is used to calculate the value of a Contract. An accumulation unit works like a share of a mutual fund. Each funding option has a corresponding accumulation unit value. The accumulation units are valued each business day and their values may increase or decrease from day to day. The number of accumulation units we will credit to your Contract once we receive a purchase payment is

  14

  determined by dividing the amount directed to each funding option by the value of its accumulation unit. We calculate the value of an accumulation unit for each funding option each day the New York Stock Exchange is open. The values are calculated as of 4:00 p.m. Eastern time. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the maturity date), you are credited with annuity units.

  The Variable Funding Options

  You choose the variable funding options to which you allocate your purchase payments. These variable funding options are subaccounts of the Separate Account. The subaccounts invest in the underlying funds. You are not investing directly in the underlying fund. Each underlying fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These underlying funds are not publicly traded and are offered only through variable annuity and variable life insurance products. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the underlying fund, and contract owners should not compare the two.

  You will find detailed information about the funds and their inherent risks in the current fund prospectuses for the underlying funds that must accompany this prospectus. Since each option has varying degrees of risk, please read the prospectuses carefully before investing. There is no assurance that any of the underlying funds will meet its investment objectives. Contact your registered representative or call 1-800-842-8573 to request additional copies of the prospectuses.

  If any of the underlying funds become unavailable for allocating purchase payments, or if we believe that further investment in an underlying fund is inappropriate for the purposes of the Contract, we may substitute another funding option. However, we will not make any substitutions without notifying you and obtaining any state and SEC approval, if necessary. From time to time we may make new funding options available.

  The current variable funding options are listed below, along with their investment advisers and any subadviser:

Funding Option	Investment Objective	Investment Adviser/Subadviser

AIM Variable Insurance Funds
AIM V.I. Premier Equity Fund	Seeks to achieve long-term growth of capital by investing primarily in equity securities of undervalued companies. Income is a secondary objective.	AIM Advisers, Inc.
Alliance Variable Product Series Fund, Inc.
Growth & Income Portfolio - Class B	Seeks to achieve reasonable current income and reasonable opportunity for appreciation through investments primarliy in dividend-paying common stocks of good quality.	Allicance Capital Management, L.P. ("Alliance")
Premier Growth Portfolio — Class B	Seeks long-term growth of capital by investing primarily in equity securities of a limited number of large, carefully selected, high quality U.S. companies that are judged likely to achieve superior earning momentum.	Alliance
American Variable Insurance Series
Global Growth Fund — Class 2	Seeks capital appreciation by investing primarily in common stocks of companies located around the world.	Capital Research and Management Company
Growth Fund - Class 2	Seeks capital appreciation by investing primarily in common stocks of companies that appear to offer superior opportunities for growth and capital	Capital Research and Management Company
Growth-Income Fund — Class 2	Seeks capital appreciation and income by investing primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends.	Capital Research and Management Company

  15

Funding Option	Investment Objective	Investment Adviser/Subadviser

Franklin Templeton Variable Insurance Products Trust
Franklin Small Cap Fund — Class 2	Seeks long-term capital growth. Under normal market conditions, the Fund will invest at least 80% of its net assets in investments of small capitalization (small cap) companies.	Franklin Advisers, Inc
Mutual Shares Securities Fund — Class 2	Seeks capital appreciation. Its secondary goal is income. Under normal market conditions, the Fund will invest at least 65% of its total assets in equity securities of companies that the manager believes are available at market prices less than their value based on certain recognized or objective criteria.	Franklin Mutual Advisers, LLC
Templeton Foreign Securities Fund — Class 2	Seeks long-term capital growth The Fund will invest at least 89% of its net assets in foreign securities, including emerging markets.	Templeton Investment Counsel, Inc.
Greenwich Street Series Fund
Appreciation Portfolio	Seeks long term appreciation of capital.	Smith Barney Fund Management LLC (“SBFM”)
Diversified Strategic Income Portfolio	High current income.	SBFM Subadviser: Smith Barney Global Capital Management, Inc.
Equity Index Portfolio — Class II Shares	Seeks investment results that, before expenses, correspond to the price and yield performance of the S&P 500 Index, with comparable economic sector weightings, market capitalization and liquidity.	Travelers Investment Management Co. (“TIMCO”)
Fundamental Value Portfolio	Seeks long term capital growth with current income as a secondary objective.	SBFM
Janus Aspen Series
Aggressive Growth Portfolio — Service Shares	Seeks long-term capital growth by investing primarily in common stocks selected for their growth potential, normally investing at least 50% of its equity assets in medium-sized companies.	Janus Capital
PIMCO Variable Insurance Trust
Total Return Portfolio — Administrative Class	Seeks maximum total return, consistent with preservation of capital and prudent investment management, by investing under normal circumstances at least 65% of its assets in a diversified portfolio of Fixed Income instruments of varying maturities.	Pacific Investment Management Company LLC
Putnam Variable Trust
Putnam VT International Growth Fund — Class IB Shares	Seeks capital appreciation by investing mostly in common stocks of companies outside the United States	Putnam Investment Management, Inc. (“Putnam”)
Putnam VT Small Cap Value Fund — Class IB Shares	Seeks capital appreciation by investing mainly in common stocks of U.S. companies with a focus on value stocks.	Putnam
Putnam VT Voyager II Fund — Class IB Shares	Seeks capital appreciation by investing mainly in common stocks of U.S. companies with a focus on growth stocks.	Putnam
Salomon Brothers Variable Series Fund, Inc.
Capital Fund – Class I	Seeks capital appreciation, primarily through investments in common stocks which are believed to have above-average price appreciation potential and which may involve above average risk.	Salomon Brothers Asset Management (“SBAM”)
Investors Fund – Class I	Seeks long-term growth of capital, and, secondarily, current income, through investments in common stocks of well-known companies.	SBAM

  16

Funding Option	Investment Objective	Investment Adviser/Subadviser

Small Cap Growth Fund – Class I	Seeks long-term growth of capital by investing under normal circumstances at least 80% of its assets in equity securities of companies with market capitalizations similar to that of companies included in the Russell 2000 Growth Index.	SBAM
Smith Barney Investment Series
Smith Barney Large Cap Core Portfolio	Seeks capital appreciation by investing primarily in U.S. common stocks and other equity securities, typically of established companies with large market capitalization..	SBFM
Premier Selections All Cap Growth Portfolio	Seeks long-term growth of capital using a multi-manager approach investing in small, medium and large sized companies.	SBFM
Smith Barney Multiple Discipline Trust
Multiple Discipline Portfolio – All Cap Growth and Value	Seeks long-term growth of capital by investing in equity securities within all market capitalization ranges. The Portfolio consists of two segments. The All Cap Growth segment combines the growth potential of small to medium companies with the stability of high-quality large company growth stocks. The All Cap Value segment invests in companies whose market prices are attractive in relation to their business fundamentals.	Smith Barney Fund Management LLC (“SBFM”)
Multiple Discipline Portfolio – Large Cap Growth and Value	Seeks long-term growth of capital by investing in equity securities of companies with large market capitalizations. The Portfolio consists of two segments. The Large Cap Growth segment focuses on high-quality stocks with consistent growth. The Large Cap Value segment invests in established undervalued companies.	SBFM
Multiple Discipline Portfolio – Global All Cap Growth and Value	Seeks long-term growth of capital by investing in equity securities. The Portfolio consists of four segments. The Large Cap Growth segment focuses on high-quality stocks with consistent growth. The Large Cap Value segment invests in established undervalued companies. The Mid/Small Cap Growth segment invests in small and medium sized companies with strong fundamentals and earnings growth potential. The International – ADR segment seeks to build long-term well-diversified portfolios with exceptional risk/reward characteristics.	SBFM
Multiple Discipline Portfolio – Balanced All Cap Growth and Value	Seeks long-term growth of capital balanced with principal preservation by investing in equity and fixed-income securities. The Portfolio consists of three segments. The All Cap Growth segment combines the growth potential of small to medium companies with the stability of high-quality large company growth stocks. The All Cap Value segment invests in companies whose market prices are attractive in relation to their business fundamentals. The Government Securities Management (7-Year) segment invests in short and intermediate term U.S. government securities with an average maturity of 7 years.	SBFM

  17

Funding Option	Investment Objective	Investment Adviser/Subadviser

The Travelers Series Trust
Equity Income Portfolio	Seeks reasonable income by investing at least 80% in equity securities. The Fund normally invests primarily in income producing equities. The balance may be invested in all types of domestic and foreign securities, including bonds. The Subadviser also considers the potential for capital appreciation.	TAMIC Subadviser: Fidelity Management & Research Co (“FMR”)
Large Cap Portfolio	Seeks long-term growth of capital by investing primarily in equity securities of companies with large market capitalizations.	TAMIC Subadviser: FMR
MFS Emerging Growth Portfolio	Seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the MFS Portfolio’s investment objective.	TAMIC Subadviser: Massachusetts Financial Services (“MFS”)
MFS Research Portfolio	Seeks to provide long-term growth of capital and future income.	TAMIC Subadviser: MFS
Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	Seeks capital appreciation	Travelers Investment Adviser (“TIA”) Subadviser: AIM Capital Management Inc.
Alliance Growth Portfolio	Seeks long-term growth of capital.	TIA Subadviser: Alliance Capital Management L.P.
MFS Total Return Portfolio	(a balanced portfolio) Seeks to obtain above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.	TIA Subadviser: MFS
Smith Barney Aggressive Growth Portfolio	Seeks long-term capital appreciation.	SBFM
Smith Barney High Income Portfolio	Seeks high current income. Capital appreciation is a secondary objective.	SBFM
Smith Barney International All Cap Growth Portfolio	Seeks total return on assets from growth of capital and income.	SBFM
Smith Barney Large Cap Value Portfolio	Seeks current income and long-term growth of capital.	SBFM
Smith Barney Large Capitalization Growth Portfolio	Seeks long-term growth of capital	SBFM
Smith Barney Mid Cap Core Portfolio	Seeks long-term growth of capital	SBFM
Smith Barney Money Market Portfolio	Seeks maximum current income and preservation of capital. The fund seeks to maintain a stable $1 price share.	SBFM
Travelers Managed Income Portfolio	Seeks high current income consistent with prudent risk of capital.	TAMIC
Van Kampen Enterprise Portfolio	Seeks capital appreciation by investing primarily in a portfolio of securities consisting principally of common stocks.	TIA Subadviser: Van Kampen Asset Management Inc.
Van Kampen Life Investment Trust
Emerging Growth Portfolio	Seeks capital appreciation by investing primarily in common stocks of companies considered to be emerging growth companies.	Van Kampen Asset Management Inc.
Variable Annuity Portfolios
Smith Barney Small Cap Growth Opportunities Fund	Seeks long-term capital growth by investing in equity securities of U.S. companies with market capitalizations below the top 1,000 stocks of the equity market. Under normal circumstances, at least 65% of the fund's total assets will be invested in such companies. Dividend income, if any, is incidental to this investment objective.	Citi Fund Management, Inc.

  18

Funding Option	Investment Objective	Investment Adviser/Subadviser

Variable Insurance Products Fund II
Contrafund Portfolio - Service Class	Seeks long-term capital appreciation by investing primarily in common stocks of companies whose value the adviser believes is not fully recognized by the public.	FMR
Variable Insurance Products Fund III
Mid Cap Portfolio - Service Class 2	Seeks long-term growth of capital and income by investing primarily in income-producing equity securities, including common stocks and convertible securities.	FMR

  19

  CHARGES AND DEDUCTIONS

  General

  We deduct the charges described below. The charges are for the service and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

      the ability for you to make withdrawals and surrenders under the Contracts;
      the death benefit paid on the death of the contract owner, annuitant, or first of the joint owners, the available funding options and related programs (including dollar-cost averaging, portfolio rebalancing, asset allocation and systematic withdrawal programs);
      administration of the annuity options available under the Contracts; and
      the distribution of various reports to contract owners.

  Costs and expenses we incur include:

      losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts, sales and marketing expenses including commission payments to your sales agent, and other costs of doing business.

  Risks we assume include:

      that annuitants may live longer than estimated when the annuity factors under the Contracts were established;
      that the amount of the death benefit will be greater than the contract value, and that the costs of providing the services and benefits under the Contracts will exceed the charges deducted.

  We may also deduct a charge for taxes.

  Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

  We may reduce or eliminate the administrative charges and/or the mortality and expense risk charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. We will not reduce or eliminate the administrative charge where such reduction or elimination would be unfairly discriminatory to any person.

  The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

  Transfer Charge

  We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

  Administrative Charges

  There are two administrative charges: the $30 annual contract administrative charge and the administrative expense charge. We will deduct the annual contract administrative charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will

  20

  prorate this charge (i.e. calculate) from the date of purchase. We will also prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a contract administrative charge:

              (1)   from the distribution of death proceeds;

              (2)   after an annuity payout has begun; or

              (3)   if the contract value on the date of assessment equals or is greater than $40,000.

  We deduct the administrative expense charge (sometimes called “sub-account administrative charge”) on each business day from amounts allocated to the variable funding options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the variable funding options, and is reflected in our accumulation and annuity unit value calculations.

  Mortality and Expense Risk Charge

  Each business day, we deduct a mortality and expense risk (“M&E”) charge from amounts we hold in the variable funding options. We reflect the deduction in our calculation of accumulation and annuity unit values. The charges stated are the maximum for this product. The M&E charge is 1.65% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your sales agent.

  E.S.P. Charge

  If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the variable funding options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option.

  Variable Funding Option Expenses

  We summarized the charges and expenses of the underlying funds in the fee table. Please review the prospectus for each underlying fund for a more complete description of that fund and its expenses.

  Variable Liquidity Benefit Charge

  If the Variable Liquidity Benefit is selected, there is a maximum surrender charge of 6% of the amounts withdrawn. Please refer to “The Annuity Period” for a description of this benefit.

  Premium Tax

  Certain state and local governments charge premium taxes ranging from 0% to 5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your contract value either upon death, surrender, annuitization, or at the time you make purchase payments to the Contract, but no earlier than when we have a tax liability under state law.

  Changes in Taxes Based upon Premium or Value

  If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

  TRANSFERS

  Up to 30 days before the maturity date, you may transfer all or part of the contract value between variable funding options. Please note that the contract is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the stock market. Therefore, all transfers are subject to the following restrictions:

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    1.   Excessive Transfers. We reserve the right to restrict transfers if we determine you are engaging in a pattern of transfers that may disadvantage contract owners. In making this determination, we will consider, among other things, the following factors:

      the total dollar amount being transferred;
      the number of transfers you made within the previous three months;
      whether your transfers follow a pattern designed to take advantage of short term market fluctuations; and
      whether your transfers are part of a group of transfers made by a third party on behalf of the individual contract owners in the group.

    2.   Market Timers. We reserve the right to restrict transfers by any market timing firm or any other third party authorized to initiate transfers on behalf of multiple contract owners. We may, among other things:

      reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one owner, or reject the transfer or exchange instructions of individual owners who have executed preauthorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one owner.

  If we choose to enforce our contractual rights to restrict transfers to once every six months, we will so notify you in writing.

  Future Modifications. We will continue to monitor the transfer activity occurring among the variable funding options, and may modify these transfer restrictions at any time if we deem it necessary to protect the interest of all contract owners. These modifications may include curtailing or eliminating, without notice, the ability to use the Internet, facsimile or telephone in making transfers.

  If, in our sole discretion, we determine you are engaging in activity as described above or similar activity which will potentially hurt the rights or interests of contract owners, we will exercise our contractual right to restrict your number of transfers to one every six months. We reserve the right to charge a $10.00 fee for any transfer request which exceeds twelve per year. None of these restrictions are applicable to transfers made under a Dollar Cost Averaging program, an asset allocation program or a rebalancing program.

  We will make transfers at the value(s) next determined after we receive your request in good order at our Home Office. After the maturity date, you may make transfers only if allowed by your Contract or with our consent. These restrictions are subject to any state law requirements.

  Dollar Cost Averaging

  Dollar cost averaging or the pre-authorized transfer program (the “DCA Program”) allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more accumulation units in a funding option if the value per unit is low and will purchase fewer accumulation units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

  You may elect the DCA Program through written request or other method acceptable to us. You must have a minimum total contract value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400.

  You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days’ notice to change any automated transfer instructions that are currently in place. You may only have one DCA Program or Special DCA Program in place at one time.

  All provisions and terms of the Contract apply to the DCA Program, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

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  ACCESS TO YOUR MONEY

  Any time before the maturity date, you may redeem all or any portion of the cash surrender value, that is, the contract value less any premium tax not previously deducted. Unless you submit a written request specifying the variable funding option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the cash surrender value as of the close of business after we receive your surrender request at our Home Office. The cash surrender value may be more or less than the purchase payments you made. You may not make withdrawals during the annuity period.

  We may defer payment of any cash surrender value for a period of up to five business days after the written request is received. It is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

  Systematic Withdrawals

  Before the maturity date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes. To elect systematic withdrawals, you must have a contract value of at least $15,000 and you must make the election on the form we provide. We will surrender accumulation units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days’ notice to change any systematic withdrawal instructions that are currently in place.

  We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days’ written notice to contract owners (where allowed by state law).

  Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the contract owner is under age 591/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

  OWNERSHIP PROVISIONS

  Types of Ownership

  Contract Owner

  Contract Owner (you). The Contract belongs to the contract owner named in the Contract (on the Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for nonqualified Contracts. You have sole power during the annuitant’s lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

  You receive all payments while the annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the contract owner.

  If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, take a loan or make additional purchase payments.

  Joint Owner. For nonqualified Contracts only, you may name joint owners (e.g., spouses) in a written request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

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  Beneficiary

  You name the beneficiary in a written request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the annuitant or the contract owner. If more than one beneficiary survives the annuitant or contract owner, they will share equally in benefits unless you recorded different shares with the Company by written request before the death of the annuitant or contract owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from the variable funding options as most recently elected by the contract owner, until the death report date.

  Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by written request during the lifetime of the annuitant and while the Contract continues.

  Annuitant

  The annuitant is designated in the Contract (on the Specifications page), and is the individual on whose life the maturity date and the amount of the monthly annuity payments depend. You may not change the annuitant after your Contract is in effect.

  Contingent Annuitant

  You may name one individual as a contingent annuitant. A contingent annuitant may not be changed, deleted or added to the Contract after the contract date. If the annuitant who is not the owner dies prior to the maturity date, and the contingent annuitant is still living;

      the death benefit will not be payable upon the annuitant’s death the contingent annuitant becomes the annuitant
      all other rights and benefits will continue in effect

  When a contingent annuitant becomes the annuitant, the maturity date remains the same as previously in effect.

  If the annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a contingent annuitant.

  DEATH BENEFIT

  Before the maturity date, generally, a death benefit is payable when either the annuitant or a contract owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) due proof of death and (2) written payment instructions or election of spousal or beneficiary contract continuance (“death report date”).

  Death Proceeds Before the Maturity Date

Note:	If the owner dies before the annuitant, the death benefit is recalculated replacing all references to “annuitant” with “owner.”

  If the Annuitant is less than age 80 on the Contract Date and dies before the Maturity Date, the death benefit payable as of the Death Report Date will be the greatest of a), b) or c) below, less any applicable premium tax. If the Annuitant is 80 or older on the Contract Date and dies before the Maturity Date, the death benefit payable as of the Death Report Date will be the greater of a) or b) below, less any applicable premium tax.

a)	the Contract Value;

b)	the Adjusted Purchase Payment;

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    Adjusted Purchase Payment:

    The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever any additional Purchase Payment(s) are made, the Adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a Partial Surrender Reduction as described below.

c)	the Step-Up Value (if any, as described below)

    Step Up Value:

    The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary. On each subsequent Contract Date anniversary that occurs before the Annuitant’s 80th birthday and before the Annuitant’s death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value on that date. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up value will be increased by the amount of that Purchase Payment. Whenever a partial surrender is taken, the Step-Up Value will be reduced by a Partial Surrender Reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant’s 80th birthday will be those related to additional Purchase Payments or partial surrenders as described above.

  Partial Surrender Reduction

  The Partial Surrender Reduction for (b) above is equal to 1) the Adjusted Purchase Payment in effect immediately prior to the reduction for the partial surrender, multiplied by 2) the amount of the partial surrender divided by 3) the Contract Value immediately prior to the partial surrender.

  For example, assume your current contract value is $55,000. If your current adjusted purchase payment is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted purchase payment as follows:

              50,000 x (10,000/55,000) = $9,090

  Your new adjusted purchase payment would be 50,000 – 9,090, or $40,910.

  The following example shows what would happen in a declining market. Assume your current contract value is $30,000. If your current adjusted purchase payment is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted purchase payment as follows:

              50,000 x (10,000/30,000) = $16,666

  Your new adjusted purchase payment would be 50,000 – 16,666, or $33,334.

  The Partial Surrender Reduction for (c) above is equal to 1) the Step Up Value in effect immediately prior to the reduction for the partial surrender, multiplied by 2) the amount of the partial surrender divided by 3) the Contract Value immediately prior to the partial surrender.

  For example, assume your current contract value is $55,000. If your current step-up value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the step-up value as follows:

              50,000 x (10,000/55,000) = $9,090

  Your new step-up value would be 50,000-9,090, or $40,910.

  The following example shows what would happen in a declining market. Assume your current contract value is $30,000. If your current step-up value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the step-up value as follows:

              50,000 x (10,000/30,000) = $16,666

  Your new step-up value would be 50,000-16,666, or $33,334.

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  Enhanced Stepped-Up Provision (“E.S.P.”). (This provision is not available to a customer when either the annuitant or owner is age 76 or older on the Contract Date.) This provision must be elected at time of application.

  If you have selected the E.S.P., the total death benefit as of the death report date will equal the death benefit described above plus the greater of zero or the following amount:

  If the annuitant is younger than age 70 on the Contract Date, 40% of the lesser of: (1) 200% of the modified purchase payments excluding purchase payments that are received and within 12 months of the death report date, or (2) your contract value minus the modified purchase payments, calculated as of the death report date; or

  If the annuitant is between the ages of 70 and 75 on the Contract Date, 25% of the lesser of: (1) 200% of the modified purchase payments excluding purchase payments that are both received and within 12 months of the death report date, or (2) your contract value minus the modified purchase payments, calculated as of the death report date.

  The initial modified purchase payment is equal to the initial contract value. Whenever an additional purchase payment is made, the modified purchase payment(s) are increased by the amount of the purchase payment. Whenever a partial surrender is taken, the modified purchase payment(s) are reduced by a partial surrender reduction as described below.

  The partial surrender reduction is equal to: (1) the modified purchase payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the contract value immediately prior to the partial surrender.

  For example, assume your current modified purchase payment is $50,000 and that your current contract value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified purchase payment as follows:

     50,000 X (10,000/55,000) = 9,090

  You new modified purchase payment would be $50,000 — $9,090 = 40,910

  The following example shows what would happen in a declining market. Assume your current contract value is $30,000. If your current modified purchase payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified purchase payment as follows:

     50,000 X (10,000/30,000) = 16,666

  Your new modified purchase payment would be 50,000 — 16,666 = $33,334

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  Payment of Proceeds

  We describe the process of paying death benefit proceeds before the maturity date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

  Nonqualified Contracts

Before the Maturity Date, upon the Death of the	The Company Will Pay the Proceeds to:	unless. . .	Mandatory Payout Rules Apply*

Owner (who is not the annuitant) (with no joint owner)	The beneficiary (ies), or if none, to the contract owner’s estate.	Unless, the beneficiary elects to continue the contract rather than receive the distribution.	Yes

Owner (who is the annuitant) (with no joint owner)	The beneficiary (ies), or if none, to the contract owner’s estate.	Unless, the beneficiary elects to continue the new owner rather than receive the distribution.	Yes

Non-spousal Joint Owner (who is not the annuitant)	The surviving joint owner.	Unless the beneficiary elects to continue the Contract rather than receive a distribution.	Yes

Non-spousal Joint Owner (who is the annuitant)	The beneficiary (ies), or, if none, to the surviving joint owner.	Unless the beneficiary elects to continue the Contract rather than receive a distribution.	Yes

Spousal Joint Owner (who is not the annuitant)	The surviving joint owner.	Unless the spouse elects to continue the Contract.	Yes

Spousal Joint Owner (who is the annuitant)	The beneficiary (ies), or, if none, to the surviving joint owner.	Unless the spouse elects to continue the contract.

		A spouse who is not the beneficiary may decline to receive the proceeds and instruct the Company to pay the beneficiary, who may elect to continue the Contract.	Yes

Annuitant (who is not the contract owner)	The beneficiary (ies), or if none, to the contract owner.	Unless, where there is no contingent annuitant, the beneficiary elects to continue the contract rather than receive the distribution.

		Or unless, there is a contingent annuitant. Then, the contingent annuitant becomes the annuitant and the contract continues in effect (generally using the original maturity date). The proceeds will then be paid upon the death of the contingent annuitant or owner.	Yes

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Before the Maturity Date, upon the Death of the	The Company Will Pay the Proceeds to:	Unless. . .	Mandatory Payout Rules Apply*

Annuitant (who is the contract owner)	See death of “owner who is the annuitant” above.		Yes

Annuitant (where owner is a nonnatural person/trust)	The beneficiary (ies) (e.g. the trust) or if none, to the owner.		Yes (Death of annuitant is treated as death of the owner in these circumstances.)

Contingent Annuitant (assuming annuitant is still alive)	No death proceeds are payable; contract continues.		N/A

Beneficiary	No death proceeds are payable; contract continues.		N/A

Contingent Beneficiary	No death proceeds are payable; contract continues.		N/A

  ______________

*	Certain payout rules of the Internal Revenue Code (IRC) are triggered upon the death of any Owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary’s life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. Spousal Beneficiaries must choose to continue the contract as allowed under the Spousal Contract Continuance provision described below within one year of death. If mandatory distributions have begun, the 5 year payout option is not available.

  Spousal Contract Continuance (Subject to Availability — Does Not Apply if a Non-Spouse is a Joint Owner)

  Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the maturity date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the annuitant and your spouse elects to continue the Contract, your spouse will be named the annuitant as of the death report date.

  If your spouse elects to continue the Contract as contract owner, the death benefit will be calculated as of the death report date. If the contract value is less than the calculated death benefit, the contract value will be increased to equal the death benefit. This amount is referred to as the adjusted contract value. Any difference between the contract value and the adjusted contract value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the death report date.

  All Contract fees and charges applicable to the original Contract will also apply to the continued Contract. All other benefits and features of your Contract will be based on your spouse’s age on the death report date as if your spouse had purchased the Contract with the adjusted contract value on the death report date. This spousal contract continuance is available only once for each Contract. There is no charge to elect this option.

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  Beneficiary Contract Continuance (Not permitted for non-natural beneficiaries)

  If you die before the maturity date, and if the value of any beneficiary’s portion of the death benefit is between $20,000 and $1,000,000 as of the death report date, (more than $1,000,000 is subject to home office approval), your beneficiary(s) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum.

  If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the death report date. The initial contract value of the continued contract (the “adjusted contract value”) will equal the greater of the contract value or the death benefit calculated on the death report date and will be allocated to the funding options in the same proportion as prior to the death report date.

  The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

      transfer ownership
      take a loan
      make additional purchase payments

  The beneficiary may also name his/her own beneficiary (“succeeding beneficiary”) and has the right to take withdrawals at any time after the death report date. All other fees and charges applicable to the original Contract will also apply to the continued Contract. The E.S.P. option is not available to a beneficiary who continues the Contract under this provision. All benefits and features of the continued contract will be based on the beneficiary’s age on the death report date as if the beneficiary had purchased the Contract with the adjusted contract value on the death report date. There is no charge to elect this option.

  Death Proceeds after the Maturity Date

  If any contract owner or the annuitant dies on or after the maturity date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity or income option then in effect.

  THE ANNUITY PERIOD

  Maturity Date

  Under the Contract, you can receive regular income payments (annuity payments). You can choose the month and the year in which those payments begin (maturity date). You can also choose among income payouts (annuity options) or elect a lump sum distribution. While the annuitant is alive, you can change your selection any time up to the maturity date. Annuity payments will begin on the maturity date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity payments are a series of periodic payments (a) for life; (b) for life with either a minimum number of payments or a specific amount assured; or (c) for the joint lifetime of the annuitant and another person, and thereafter during the lifetime of the survivor. We may require proof that the annuitant is alive before we make annuity payments. Not all op tions may be available in all states.

  You may choose to annuitize at any time after you purchase your Contract. Unless you elect otherwise, the maturity date will be the annuitant’s 90th birthday or ten years after the effective date of the Contract, if later. (For Contracts issued in Florida and New York, the maturity date you elect may not be later than the annuitant’s 90th birthday.)

  At least 30 days before the original maturity date, you may elect to extend the maturity date to any time prior to the annuitant’s 90th birthday or to a later date with our consent. You may use certain annuity options taken at the maturity date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the contract owner, or with certain qualified Contracts upon either the later of the contract owner’s attainment of age 701/2 or year of retirement; or the death of the contract owner. You should seek independent tax advice regarding the election of minimum required distributions.

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  Allocation of Annuity

  You may elect to receive your annuity payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time annuity payments begin, you have not made an election, we will apply your cash surrender value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the maturity date, you may transfer the contract value among the funding options in order to change the basis on which we will determine annuity payments. (See “Transfers.”)

  Variable Annuity

  You may choose an annuity payout that fluctuates depending on the investment experience of the variable funding options. We determine the number of annuity units credited to the Contract by dividing the first monthly annuity payment attributable to each variable funding option by the corresponding accumulation unit value as of 14 days before the date annuity payments begin. We use an annuity unit to measure the dollar value of an annuity payment. The number of annuity units (but not their value) remains fixed during the annuity period.

  Determination of First Annuity Payment. Your Contract contains the tables we use to determine your first monthly annuity payment. If you elect a variable annuity, the amount we apply to it will be the contract value as of 14 days before the date annuity payments begin, less any applicable premium taxes not previously deducted.

  The amount of your first monthly payment depends on the annuity option you elected and the annuitant’s adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly annuity payment by multiplying the benefit per $1,000 of value shown in the Contract tables (or, if they would produce a larger payment, the tables then in effect on the maturity date) by the number of thousands of dollars of contract value you apply to that annuity option. The contract tables factor in an assumed daily net investment factor. We call this your net investment rate. For example, a net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your variable funding options is less than 3%, then the dollar amount of your variable annuity payments will decrease. However, if the annualized investment p erformance, after expenses, of your variable funding options is greater than 3%, then the dollar amount of your variable annuity payments will increase.

  Determination of Second and Subsequent Annuity Payments. The dollar amount of all subsequent annuity payments changes from month to month based on the investment experience of the applicable funding options. The total amount of each annuity payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of annuity units we credited to each funding option by the corresponding annuity unit value as of the date 14 days before the date the payment is due.

  Fixed Annuity

  You may choose a fixed annuity that provides payments which do not vary during the annuity period. We will calculate the dollar amount of the first fixed annuity payment as described under “Variable Annuity,” except that the amount we apply to begin the annuity will be your cash surrender value as of the date annuity payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed annuity payment will be determined using the Life Annuity Tables in effect on the maturity date.

  PAYMENT OPTIONS

  Election of Options

  While the annuitant is alive, you can change your annuity option selection any time up to the maturity date. Once annuity payments have begun, no further elections are allowed.

  During the annuitant’s lifetime, if you do not elect otherwise before the maturity date, we will pay you (or another designated payee) the first of a series of monthly annuity payments based on the life of the annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain qualified contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity — Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract.

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  The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals.

  On the maturity date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the annuitant must be made by the contract owner.

  Annuity Options

  Subject to the conditions described in “Election of Options” above, we may pay all or any part of the contract value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

  Option 1 — Life Annuity — No Refund. The Company will make annuity payments during the lifetime of the annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

  Option 2 — Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly annuity payments during the lifetime of the annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

  Option 3 — Joint and Last Survivor Life Annuity — No Refund. The Company will make regular annuity payments during the lifetime of the annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

  Option 4 — Joint and Last Survivor Life Annuity — Annuity Reduced on Death of Primary Payee. The Company will make annuity payments during the lifetimes of the annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly annuity payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make annuity payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

  Option 5 — Payment for a Fixed Period. The Company will make monthly payments for the period selected.

  Variable Liquidity Benefit

  This benefit is only offered with Variable Annuity Options (as described in the Settlement Provisions of the Contract) for Fixed Period Option only payments, without Life Contingency.

  At any time after annuitization and before death, the contract owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments and (B) equals a surrender charge not to exceed the maximum surrender charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is the Assumed (Daily) Net Investment Factor used to calculate the annuity payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit.

  MISCELLANEOUS CONTRACT PROVISIONS

  Right to Return

  You may return the Contract for a full refund of the contract value plus any contract charges and premium taxes you paid (but not any fees and charges the underlying fund assessed) within ten days after you receive it (the “right to return period”). You bear the investment risk of investing in the variable funding options during the right to return period; therefore, the contract value we return may be greater or less than your purchase payment.

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  If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, we will refund your purchase payment in full; during the remainder of the right to return period, we will refund the contract value (including charges).

  We will determine the contract value following the close of the business day on which we receive your Contract and a written request for a refund. Where state law requires a longer period, or the return of purchase payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

  Termination

  You do not need to make any purchase payments after the first to keep the Contract in effect. However, we reserve the right to terminate the Contract on any business day if your contract value as of that date is less than $2,000 and you have not made purchase payments for at least two years, unless otherwise specified by state law. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the cash surrender value less any applicable taxes.

  Required Reports

  As often as required by law, but at least once in each contract year before the due date of the first annuity payment, we will furnish a report showing the number of accumulation units credited to the Contract and the corresponding accumulation unit value(s) as of the report date for each funding option to which the contract owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

  Suspension of Payments

  The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange (“the Exchange”) is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in the Separate Account may not reasonably occur or so that the Company may not reasonably determine the value the Separate Account’s net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

  THE SEPARATE ACCOUNTS

  The Travelers Insurance Company and the Travelers Life and Annuity Company each sponsor separate accounts: TIC Variable Annuity Separate Account 2002 and TLAC Variable Annuity Separate Account 2002, respectively. Both TIC Variable Annuity Separate Account 2002 and TLAC Variable Annuity Separate Account 2002 were established on September 17, 2002 and are registered with the SEC as unit investment trusts (separate account) under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the variable funding options.

  We hold the assets of TIC Variable Annuity Separate Account 2002 and TLAC Variable Annuity Separate Account 2002 for the exclusive and separate benefit of the owners of each separate account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company.

  All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

  Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called “mixed” and “shared” funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the variable funding options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each variable

  32

  funding option’s Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

  Performance Information

  From time to time, we may advertise several types of historical performance for the Contract’s variable funding options. We may advertise the “standardized average annual total returns” of the variable funding option, calculated in a manner prescribed by the SEC, and the “nonstandardized total return,” as described below. Specific examples of the performance information appear in the SAI.

  Standardized Method. We compute quotations of average annual total returns according to a formula in which a hypothetical initial investment of $1,000 is applied to the variable funding option, and then related to ending redeemable values over one-, five-, and ten-year periods, or for a period covering the time during which the funding option has been in existence, if less. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). We convert the deduction for the annual contract administrative charge to a percentage of assets based on the actual fee collected, divided by the average net assets for Contracts sold.

  Nonstandardized Method. We calculate nonstandardized “total returns” in a similar manner based on the performance of the funding options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. Nonstandardized total returns will not reflect the deduction of the annual contract administrative charge, which, if reflected, would decrease the level of performance shown.

  For underlying funds that were in existence before they became available as a funding option, the nonstandardized average annual total return quotations reflects the investment performance that such funding options would have achieved (reduced by the applicable charges) had the underlying fund been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance.

  General. Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. (“NASD”), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor’s (S&P) 500 Index, the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International’s EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of the Separate Account and the variable funding options.

  FEDERAL TAX CONSIDERATIONS

  The following general discussion of the federal income tax consequences under this Contract is not intended to cover all situations, and is not meant to provide tax advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax adviser regarding your personal situation. For your information, a more detailed tax discussion is contained in the SAI.

  Non-Resident Aliens

  Distributions to non-resident aliens (“NRAs”) are subject to special tax and withholding rules under the Code. In addition, annuity payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty. NRAs should seek guidance from a tax adviser regarding their personal situation.

  33

  General Taxation of Annuities

  Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for money put into an annuity. The Internal Revenue Code (Code) governs how this money is ultimately taxed, depending upon the type of Contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below.

  Tax-Free Exchanges: The Internal Revenue Code provides that, generally, no gain or loss is recognized when an annuity Contract is received in exchange for a life, endowment, or annuity Contract. Since different annuity Contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

  Types of Contracts: Qualified or Nonqualified

  If you purchase an annuity Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or individual retirement annuity (IRA), your Contract is referred to as a qualified Contract. Some examples of qualified Contracts are: IRAs, 403(b) annuities established by public school systems or certain tax-exempt organizations, corporate sponsored pension and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. An exception to this is a qualified plan called a Roth IRA. Under Roth IRAs, after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. If you purchase the Contract on an individual basis with after-tax dollars and not under one of the pro grams described above, your Contract is referred to as nonqualified.

  Nonqualified Annuity Contracts

  As the owner of a nonqualified annuity, you do not receive any tax benefit (deduction or deferral of income) on purchase payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs — either as a withdrawal (distribution made prior to the maturity date), or as annuity payments. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings. Similarly, when you receive an annuity payment, part of each payment is considered a return of your purchase payments and will not be taxed. The remaining portion of the annuity payment (i.e., any earnings) will be considered ordinary income for tax purposes.

  If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), increases in the value of the Contract attributable to purchase payments made after February 28, 1986 are includible in income annually. Furthermore, for Contracts issued after April 22, 1987, if you transfer the Contract without adequate consideration all deferred increases in value will be includible in your income at the time of the transfer.

  If you make a partial withdrawal, this money will generally be taxed as first coming from earnings, (income in the contract), and then from your purchase payments. These withdrawn earnings are includible in your income. (See “Penalty Tax for Premature Distributions” below.) There is income in the Contract to the extent the contract value exceeds your investment in the Contract. The investment in the Contract equals the total purchase payments you paid less any amount received previously which was excludible from gross income. Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have consequences in the year taken.

  The Contract provides one or more optional enhanced death benefits that in some cases may exceed the greater of the purchase price or contract value. It is possible that the IRS may take a position that the charges for the optional enhanced death benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such an optional death benefit should be treated as a taxable withdrawal, you should consult your tax adviser before selecting any rider or endorsement to the Contract.

  Federal tax law requires that nonqualified annuity Contracts meet minimum mandatory distribution requirements upon the death of the contract owner, including the first of joint owners. If these requirements are not met, the Contract will not be treated as an annuity Contract for Federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the new contract owner is the surviving spouse. We will administer Contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

  34

  Puerto Rico Tax Considerations

  The Puerto Rico Internal Revenue Code of 1994 (the “1994 Code”) taxes distributions from nonqualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, no taxable income is recognized for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. Similarly, the amount of income on annuity distributions (payable over your lifetime) is calculated differently. Since Puerto Rico residents are also subject to U.S. tax on all income other than income sourced to Puerto Rico, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or a proposed distribution.

  Qualified Annuity Contracts

  Under a qualified annuity, since amounts paid into the Contract have generally not yet been taxed, the full amount of all distributions, including lump-sum withdrawals and annuity payments, are generally taxed at the ordinary income tax rate unless the distribution is transferred to an eligible rollover account or Contract. The Contract is available as a vehicle for IRA rollovers and for other qualified Contracts. There are special rules which govern the taxation of qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. We have provided a more complete discussion in the SAI.

  Note to participants in qualified plans including 401, 403(b), 457 as well as IRA owners: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for the higher limits to be effective at a state income tax level. In other words, the permissible contribution limit for income tax purposes may be different at the federal level from your state’s income tax laws. Please consult your employer or tax advisor regarding this issue.

  Penalty Tax for Premature Distributions

  For both qualified and nonqualified contracts, taxable distributions taken before the contract owner has reached the age of 591/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the contract owner. Other exceptions may be available in certain qualified plans. This is in addition to any penalites which may apply under your Contract.

  Diversification Requirements for Variable Annuities

  The Code requires that any nonqualified variable annuity Contracts based on a separate account shall not be treated as an annuity for any period if investments made in the account are not adequately diversified. Final tax regulations define how separate accounts must be diversified. The Company monitors the diversification of investments constantly and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract owner of tax deferred treatment. The Company intends to administer all Contracts subject to this provision of law in a manner that will maintain adequate diversification.

  Ownership of the Investments

  In certain circumstances, owners of variable annuity Contracts have been considered to be the owners of the assets of the underlying separate account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Contract, such as the flexibility of the contract owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the contract owner investment control over separate account assets, we reserve the right to modify the Contract as necessary to prevent a contract owner from being treated as the owner of the separate account assets supporting the Contract.

  35

  Mandatory Distributions For Qualified Plans

  Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 701/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 701/2 or the year of retirement.

  Minimum Distributions For Beneficiaries When a death benefit becomes due upon the death of the owner and/or annuitant, minimum distributions may be taken over the life expectancy of the beneficiary not less than annually within one year from the date of death or the funds remaining in the Contract must be completely withdrawn within five years from the date of death.

  Taxation of Death Benefit Proceeds

  Amounts may be distributed from a Contract because of the death of an owner or annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the contract; or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments.

  OTHER INFORMATION

  The Insurance Companies

  Please refer to your Contract to determine which Company issued your Contract.

  The Travelers Insurance Company is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is an indirect wholly owned subsidiary of Citigroup Inc. The Company’s Home Office is located at One Tower Square, Hartford, Connecticut 06183.

  The Travelers Life and Annuity Company is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in a majority of the states of the United States, the District of Columbia and Puerto Rico, and intends to seek licensure in the remaining states, except New York. The Company is an indirect wholly owned subsidiary of Citigroup Inc. The Company’s Home Office is located at One Tower Square, Hartford, Connecticut 06183.

  Financial Statements

  The financial statements for the Company are located in the Statement of Additional Information. Since the Separate Accounts are newly established, there are no financial statements for this account.

  Distribution of Variable Annuity Contracts

  We intend to sell the Contracts in all jurisdictions where we are licensed to do business and where the Contract is approved. Any registered representative of affiliated or independent broker-dealers who sell the Contracts will be qualified to sell variable annuities under applicable federal and state laws. Each broker-dealer is registered with the SEC under the Securities Exchange Act of 1934, and all are members of the NASD. The principal underwriter of the Contracts is our affiliate, Travelers Distribution LLC, One Tower Square, Hartford, CT.

  Up-front compensation paid to sales representatives will not exceed 8% of the purchase payments made under the Contracts. If asset based compensation is paid, it will not exceed 2% of the average account value annually. From time to time, we may pay or permit other promotional incentives, in cash, credit or other compensation.

  Conformity with State and Federal Laws

  The laws of the state in which we deliver a Contract govern that Contract. Where a state has not approved a Contract feature or funding option, it will not be available in that state. Any paid-up annuity, contract value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the contract owner is subject.

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  Voting Rights

  The Company is the legal owner of the shares of the underlying funds. However, we believe that when an underlying fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from contract owners, in the same proportion as shares for which we received voting instructions. Should we determine that we are no longer required to comply with the above, we will vote on the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to contract owners.

  Legal Proceedings and Opinions

  Legal matters in connection with the federal laws and regulations affecting the issue and sale of the contract described in this prospectus, as well as the organization of the Companies, their authority to issue variable annuity contracts under Connecticut law and the validity of the forms of the variable annuity contracts under Connecticut law, have been passed on by the General Counsel of the Companies.

  There are no pending legal proceedings affecting either Separate Account or the principal underwriter. There are no pending legal proceedings against either Company likely to have a material adverse effect on the ability of either Company to meet its obligations under the applicable Contract.

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  APPENDIX A

  CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

  The Statement of Additional Information contains more specific information and financial statements relating to The Travelers Insurance Company or The Travelers Life and Annuity Company. A list of the contents of the Statement of Additional Information is set forth below:

        The Insurance Company
        Principal Underwriter
        Distribution and Principal Underwriting Agreement
        Valuation of Assets
        Performance Information
        Federal Tax Considerations
        Independent Accountants
        Financial Statements

  Copies of the Statement of Additional Information dated February ___, 2003 are available without charge. To request a copy, please clip this coupon on the dotted line above, enter your name and address in the spaces provided below, and mail to: The Travelers Insurance Company, Annuity Investor Services, One Tower Square, Hartford, Connecticut 06183. The Travelers Insurance Company Statement of Additional Information is printed on Form L-______, and The Travelers Life and Annuity Statement of Additional Information is printed on Form L-______.

Name:
Address:

  A-1

L-	February, 2003

  Portfolio Architect Access Annuity Prospectus:

  TIC Variable Annuity Separate Account 2002
  TLAC Variable Annuity Separate Account 2002

  This prospectus describes Portfolio Architect Access Annuity, a flexible premium deferred variable annuity contract (the “Contract”) issued by The Travelers Insurance Company or The Travelers Life and Annuity Company. Refer to your contract for the name of your issuing company. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment (“qualified Contracts”) as well as those that do not qualify for such treatment (“nonqualified Contracts”). We may issue it as an individual Contract or as a group Contract. When we issue a group Contract, you will receive a certificate summarizing the Contract’s provisions. For convenience, we refer to Contracts and certificates as “Contracts.”

  Your premium (“purchase payments”) accumulate on a variable basis in one of our funding options. Your contract value before the maturity date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the variable funding options you select. You bear the investment risk of investing in the variable funding options. The variable funding options are:

Capital Appreciation Fund	Salomon Brothers Variable Series Fund Inc.
Money Market Portfolio	Capital Fund – Class I
AIM Variable Insurance Funds	Investors Fund – Class I
AIM V.I. Premier Equity Fund – Series I	Large Cap Growth Fund – Class I
Alliance Variable Product Series Fund, Inc.	Small Cap Growth Fund – Class I
Premier Growth Portfolio – Class B	Travelers Series Fund Inc.
Credit Suisse Trust	AIM Capital Appreciation Portfolio
Credit Suisse Emerging Markets Portfolio	Alliance Growth Portfolio
Delaware VIP Trust	MFS Total Return Portfolio
VIP REIT Series — Standard Class	Putnam Diversified Income
Dreyfus Variable Investment Fund	The Travelers Series Trust
Appreciation Portfolio — Initial Shares	Disciplined Mid Cap Stock Portfolio
Small Cap Portfolio — Initial Shares	Equity Income Portfolio
Franklin Templeton Variable Insurance Products Trust	Federated High Yield Portfolio
Mutual Shares Securities Fund — Class 2	Federated Stock Portfolio
Templeton Growth Securities Fund — Class 2	Large Cap Portfolio
Greenwich Street Series Fund	Lazard International Stock Portfolio
Emerging Growth Fund – Class I	MFS Emerging Growth Portfolio
Equity Index Portfolio — Class II Shares	MFS Mid Cap Growth Portfolio
Growth and Income Fund – Class I	MFS Research Portfolio
Janus Aspen Series	Travelers Quality Bond Portfolio
Balanced Portfolio — Service Shares	Van Kampen Life Investment Trust
Global Life Sciences Portfolio — Service Shares	Comstock Portfolio - Class II Shares
Global Technology Portfolio — Service Shares	Enterprise Portfolio - Class II Shares
Worldwide Growth Portfolio — Service Shares	Variable Insurance Products Fund II (Fidelity)
PIMCO Variable Insurance Trust	Contrafund® Portfolio — Service Class 2
Total Return Portfolio — Administrative Class	Variable Insurance Products Fund III (Fidelity)
Putnam Variable Trust	Dynamic Capital Appreciation Portfolio – Service Class 2
Putnam VT International Growth Fund — Class IB Shares	Mid Cap Portfolio — Service Class 2
Putnam VT Small Cap Value Fund — Class IB Shares
Putnam VT Voyager II Fund — Class IB Shares

  The Contract, certain contract features and/or some of the funding options may not be available in all states. The current prospectuses for the underlying funds that support the variable funding options must accompany this prospectus. Read and retain them for future reference.

  This prospectus provides the information that you should know before investing in the Contract. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information (“SAI”) dated February 6, 2003. We filed the SAI with the Securities and Exchange Commission (“SEC”), and it is incorporated by reference into this prospectus. To request a copy, write to The Travelers Insurance Company, Annuity Investor Services, One Tower Square, Hartford, Connecticut 06183, call 1-800-842-8573 or access the SEC’s website (http://www.sec.gov). See Appendix C for the SAI’s table of contents.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

  Variable annuity contracts are not deposits of any bank, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

  Prospectus February 6, 2003

Index of Special Terms	2	Payment Options	29
Summary	3	Election of Options	29
Fee Table	6	Annuity Options	29
Condensed Financial Information	14	Miscellaneous Contract Provisions	30
The Annuity Contract	14	Right to Return	30
Contract Owner Inquiries	14	Termination	31
Purchase Payments	14	Required Reports	31
Accumulation Units	14	Suspension of Payments	31
The Variable Funding Options	15	The Separate Accounts	31
Charges and Deductions	19	Performance Information	32
General	19	Federal Tax Considerations	32
Transfer Charge	19	Non-Resident Aliens	32
Administrative Charges	20	General Taxation of Annuities	32
Mortality and Expense Risk Charge	20	Types of Contracts: Qualified or Nonqualified	33
E.S.P. Charge	20	Nonqualified Annuity Contracts	33
Variable Funding Option Expenses	20	Puerto Rico Tax Considerations	33
Premium Tax	20	Qualified Annuity Contracts	34
Changes in Taxes Based Upon		Penalty Tax for Premature
Premium or Value	20	Distributions	34
Transfers	20	Diversification Requirements for
Dollar Cost Averaging	21	Variable Annuities	34
Asset Allocation Program	22	Ownership of the Investments	34
Access to Your Money	22	Mandatory Distributions for Qualified Plans	34
Systematic Withdrawals	22	Taxation of Death Benefit Proceeds	35
Ownership Provisions	22	Other Information	35
Types of Ownership	22	The Insurance Companies	35
Contract Owner	22	Financial Statements	35
Beneficiary	23	Distribution of Variable Annuity Contracts	35
Annuitant	23	Conformity with State and Federal Laws	35
Contingent Annuitant	23	Voting Rights	35
Death Benefit	23	Legal Proceedings and Opinions	36
Death Proceeds Before the Maturity Date	23	Appendix A: Contents of the Statement
E.S.P.	25	of Additional Information	A-1
Payment of Proceeds	26
Death Proceeds After the Maturity Date	28
The Annuity Period	28
Maturity Date	28
Allocation of Annuity	28
Variable Annuity	29
Fixed Annuity	29

  INDEX OF SPECIAL TERMS

  The following terms are italicized throughout the prospectus. Refer to the page listed for an explanation of each term.

Accumulation Unit	14	Contract Year	14
Accumulation Period	14	Death Report Date	23
Annuitant	23	Joint Owner	22
Annuity Payments	28	Maturity Date	28
Annuity Unit	15	Modified Purchase Payment	25
Cash Surrender Value	22	Net Investment Rate	29
Contingent Annuitant	23	Purchase Payment	14
Contract Date	14	Underlying Fund	15
Contract Owner	22	Variable Funding Option(s)	15
Contract Value	14	Written Request	14

  2

  Summary:
  Portfolio Architect Access Annuity

  This summary details some of the more important points that you should know and consider before purchasing the Contract. Please read the entire prospectus carefully.

  What company will issue my Contract? Your issuing company is either The Travelers Insurance Company or The Travelers Life and Annuity Company, (“the Company,” “We” or “Us”). Refer to your Contract for the name of your issuing company. Each company sponsors its own segregated asset account (“Separate Account”). The Travelers Insurance Company sponsors the TIC Variable Annuity Separate Account 2002; The Travelers Life and Annuity Company sponsors the TLAC Variable Annuity Separate Account 2002. When we refer to the Separate Account, we are referring to either TIC Variable Annuity Separate Account 2002 or TLAC Variable Annuity Separate Account 2002, depending upon your issuing Company.

  You may only purchase a Contract in states where the Contract has been approved for sale. The Contract may not currently be available for sale in all states.

  Can you give me a general description of the Contract? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the variable funding options. You can also lose money in the variable funding options.

  The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a qualified contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a nonqualified contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (annuity payments) you receive during the payout phase.

  During the payout phase, you may choose one of a number of annuity options. You may receive income payments from the variable funding options. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

  Who should purchase this Contract? The Contract is currently available for use in connection with (1) individual nonqualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified contracts include contracts qualifying under Section 401(a), 403(b), or 408(b) of the Internal Revenue Code of 1986, as amended. Purchase of this Contract through a tax qualified retirement plan (“Plan”) does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its Death Benefit, Annuity Option Benefits, and other non-tax-related benefits.

  You may purchase the Contract with an initial payment of at least $15,000. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds.

  Is there a right to return period? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your contract value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the underlying funds). Where state law requires a longer right to return period, or the return of purchase payments, the Company will comply. You bear the investment risk on the purchase payment allocated to a variable funding option during the right to return period; therefore, the contract value we return may be greater or less than your purchase payment.

  If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, we will refund your full purchase payment. During the remainder of the right to return period, we

  3

  will refund your contract value (including charges we assessed). We will determine your contract value at the close of business on the day we receive a written request for a refund.

  Can you give a general description of the variable funding options and how they operate? Through its subaccounts, the Separate Account uses your purchase payments to purchase units, at your direction, of one or more of the variable funding options. In turn, each variable funding option invests in an underlying mutual fund (“underlying fund”) that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these variable funding options.

  You can transfer among the variable funding options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other contract owners.

  What expenses will be assessed under the Contract? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk (“M&E”) charge daily from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E at an annual rate of 1.65%. For Contracts with a value of less than $40,000, we also deduct an annual contract administrative charge of $30. Each underlying fund also charges for management costs and other expenses.

  If you select the Enhanced Stepped-Up Provision (“E.S.P.”), an additional 0.20% annually will be deducted from amounts in the variable funding options. This provision is not available when either the annuitant or owner is age 76 or older when the Contract is issued.

  How will my purchase payments and withdrawals be taxed? Generally, the payments you make to a qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your purchase payments and on any earnings when you make a withdrawal or begin receiving annuity payments. Under a nonqualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 591/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

  For owners of qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts.

  How may I access my money? You can take withdrawals any time during the accumulation phase. Income taxes and/or a penalty tax may apply to taxable amounts withdrawn.

  What is the death benefit under the Contract? The death benefit applies upon the first death of the contract owner, joint owner, or annuitant. Assuming you are the annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) due proof of death and (2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

  Where may I find out more about accumulation unit values? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about accumulation unit values.

  Are there any additional features? This Contract has other features you may be interested in. These include:

      Dollar Cost Averaging. This is a program that allows you to invest a fixed amount of money in variable funding options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.
      Systematic Withdrawal Option. Before the maturity date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn.
  4

      Automatic Rebalancing. You may elect to have the Company periodically reallocate the values in your Contract to match your original (or your latest) funding option allocation request.
      Enhanced Stepped-Up Provision (“E.S.P.”). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.
      Spousal Contract Continuance (Subject to Availability). If your spouse is named as an owner and/or beneficiary, and you die prior to the maturity date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint contract owner and/or beneficiary only.
      Beneficiary Contract Continuance (Not permitted for non-natural beneficiaries). If you die before the maturity date, and if the value of any beneficiary’s portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary(s) may elect to continue his/her portion of the Contract rather than have the death benefit paid to the beneficiary.
  5

  FEE TABLE

  The purpose of this Fee Table is to assist contract owners in understanding the various costs and expenses that you will bear, directly or indirectly, if you purchase this Contract. See “Charges and Deductions” in this prospectus for additional information. Expenses shown do not include premium taxes, which may be applicable. Each variable funding option purchases shares of the underlying fund at net asset value. The net asset value already reflects the deduction of each underlying fund’s Total Operating Expenses as shown in the table below; therefore, you are indirectly bearing the costs of underlying fund expenses.

  We receive payments from some of the underlying funds or their affiliates for providing administrative or other services for a fund. These payments vary in amount and currently we receive payments at an annual rate of up to 0.50% of the average net amount invested in an underlying fund on behalf of Travelers’ Separate Accounts. These payments by the funds do not result in any charge to you in addition to the Total Annual Operating Expenses disclosed below for each fund.

  The amounts shown in the table are based on historical fund expenses, as a percentage of each fund’s average daily net assets as of December 31, 2001 (unless otherwise indicated). This information was provided by the funds and we have not independently verified it. More detail concerning each fund’s fees and expenses is contained in the prospectus for each underlying fund.

  Annual Separate Account Charges

  (as a percentage of the average daily net assets of the Separate Account)

With E.S.P. Selected:		Without E.S.P. Selected
Mortality and Expense Risk Charge	1.65%	Mortality and Expense Risk Charge	1.65%
Administrative Expense Charge	0.15%	Administrative Expense Charge	0.15%
E.S.P. Charge	0.20%	Total Separate Account Charges	1.80%
Total Separate Account Charges	2.00%

  Other Annual Charges

Annual Contract Administrative Charge	$30
(Waived if contract value is $40,000 or more)

  6

  Variable Funding Option Expenses:

  (as a percentage of average daily net assets of the funding option as of December 31, 2001, unless otherwise noted)

Funding Options:	Management Fee (after expense reimbursement)	Distribution and/or Service Fees (12b-1)	Other Expenses (after expense reimbursement)	Total Annual Operating Expenses (before expense reimbursement)

Capital Appreciation Fund	0.75%	—	0.09%	0.84%
Money Market Portfolio (Travelers)	0.32%	—	0.08%	0.40%(1)
AIM Variable Insurance Funds
AIM V.I. Premier Equity Fund — Series I	0.60%	—	0.25%	0.85%(2)
Alliance Variable Product Series Fund, Inc.
Premier Growth Portfolio — Class B*	1.00%	0.25%	0.04%	1.29%
Credit Suisse Trust
Credit Suisse Emerging Markets Portfolio	0.76%	—	0.64%	1.40%(3)
Delaware VIP Trust
VIP REIT Series – Standard Class	0.75%	—	0.14%	0.89%(4)
Dreyfus Variable Investment Fund
Appreciation Portfolio — Initial Shares	0.75%	—	0.03%	0.78%(5)
Small Cap Portfolio — Initial Shares	0.75%	—	0.04%	0.79%(5)
Franklin Templeton Variable Insurance Products Trust
Mutual Shares Securities Fund — Class 2*	0.60%	0.25%	0.19%	1.04%(6)
Templeton Growth Securities Fund — Class 2*	0.80%	0.25%	0.05%	1.10%(7)
Greenwich Street Series Fund
Emerging Growth Fund – Class I	0.95%	—	0.23%	1.18%(16)
Equity Index Portfolio — Class II Shares*	0.21%	0.25%	0.03%	0.49%(16)
Growth and Income Fund – Class I	0.65%	—	0.29%	0.94%(16)
Janus Aspen Series
Balanced Portfolio — Service Shares*	0.65%	0.25%	0.01%	0.91%
Global Life Sciences Portfolio — Service Shares*	0.65%	0.25%	0.17%	1.07%
Global Technology Portfolio — Service Shares*	0.65%	0.25%	0.05%	0.95%
Worldwide Growth Portfolio — Service Shares*	0.65%	0.25%	0.04%	0.94%
PIMCO Variable Insurance Trust
Total Return Portfolio – Administrative Class	0.25%	—	0.40%	0.65%(8)
Putnam Variable Trust
Putnam VT International Growth Fund — Class IB Shares*	0.76%	0.25%	0.18%	1.19%
Putnam VT Small Cap Value Fund — Class IB Shares*	0.80%	0.25%	0.30%	1.35%
Putnam VT Voyager II Fund — Class IB Shares*	0.70%	0.25%	0.77%	1.72%
Salomon Brothers Variable Series Fund Inc.
Capital Fund – Class I	0.83%	—	0.17%	1.00%(9)
Investors Fund – Class I	0.70%	—	0.12%	0.82%(10)
Large Cap Growth Fund – Class I	0.75%	—	0.25%	1.00%
Small Cap Growth Fund – Class I	0.75%	—	0.72%	1.47%(11)
The Travelers Series Trust
Convertible Securities Portfolio	0.60%	—	0.19%	0.79%(12)
Disciplined Mid Cap Stock Portfolio	0.70%	—	0.13%	0.83%
Equity Income Portfolio	0.75%	—	0.04%	0.85%(13)
Federated High Yield Portfolio	0.65%	—	0.24%	0.89%
Federated Stock Portfolio	0.63%	—	0.18%	0.81%
Large Cap Portfolio	0.75%	—	0.04%	0.84%(14)
Lazard International Stock Portfolio	0.83%	—	0.18%	1.01%
  7

Funding Options:	Management Fee (after expense reimbursement)	Distribution and/or Service Fees (12b-1)	Other Expenses (after expense reimbursement)	Total Annual Operating Expenses (before expense reimbursement)

MFS Emerging Growth Portfolio	0.75%	—	0.14%	0.89%
MFS Mid Cap Growth Portfolio	0.80%	—	0.12%	0.92%
MFS Research Portfolio	0.80%	—	0.12%	0.92%
Travelers Quality Bond Portfolio	0.32%	—	0.13%	0.45%
Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	0.80%	—	0.03%	0.83%(15)
Alliance Growth Portfolio	0.80%	—	0.02%	0.82%(15)
MFS Total Return Portfolio	0.80%	—	0.03%	0.83%(15)
Putnam Diversified Income Portfolio†	0.75%	—	0.15%	0.90%(15)
Van Kampen Life Investment Trust
Comstock Portfolio - Class II Shares*	0.60%	0.25%	0.19%	1.04%(16)
Enterprise Portfolio - Class II Shares*	0.48%	0.25%	0.12%	0.87%(17)
Variable Insurance Products Fund II
Contrafund® Portfolio - Service Class 2*	0.58%	0.25%	0.07%	0.94%(18)
Variable Insurance Products Fund III
Dynamic Capital Appreciation Portfolio - Service Class 2*	0.58%	0.25%	0.85%	3.77%(19)
Mid Cap Portfolio - Service Class 2*	0.58%	0.25%	0.05%	0.94%(20)

  ______________

*	The 12b-1 fees deducted from these classes cover certain distribution, shareholder support and administrative services provided by intermediaries (the insurance company, broker dealer or other service provider).

†	Closed to new investors.

  Notes

(1)	Travelers Insurance reimbursed the portfolio for $44,028 in expenses for the year ended December 31, 2001 (the portfolio's fiscal year end). If such expenses were not reimbursed the actual expense ratio would have been 0.42%. For the year ended December 31, 2001, there was a voluntary expense limitation. As a result of the voluntary expense limitation, the ratio of expenses to average net assets will not exceed 0.40%.

(2)	Effective May 1, 2002 the Fund's name was changed from AIM V.I. Value Fund to AIM V.I. Premier Equity Fund.

(3)	Fee waivers, expense reimbursements, or expense credits reduced expenses for the Emerging Markets Portfolio during 2001, but this may be discontinued at any time. Without such arrangements, the Management Fees, Other Expenses and Total Annual Operating Expenses would equal 1.25%, 0.64% and 1.89%, respectively. The Other Expenses are based on annualized estimates of expenses for the fiscal year ending December 31, 2001, net of any fee waivers or expense reimbursements.

(4)	The investment advisor for the Delaware VIP REIT Series is Delaware Management Company (DMC). For the period May 1, 2001 through April 30, 2002, the advisor waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses would not exceed 0.85%. Without such an arrangement, the total operating expense for the Series would have been 0.89% for the fiscal year 2001. Effective May 1, 2002 through April 30, 2003, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses will not exceed 0.95%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.75% on the first $500 million, 0.70% on the next $500 million, 0.65% on the next $1,500 million, 0.60% on assets in excess of $2,500 million, all per year.

(5)	The expenses shown are for the fiscal year ended December 31, 2001. Current or future expenses may be greater or less than those presented. Please consult the underlying mutual fund prospectus for more complete information.

(6)	The Fund's Class 2 distribution plan or "rule 12b-1 plan" is described in the Fund's prospectus.

(7)	The Fund administration fee is paid indirectly through the Management Fee for Templeton Growth Securities Fund — Class 2. The Fund's Class 2 distribution plan or "rule 12b-1 plan" is described in the Fund's prospectus.

(8)	"Other Expenses" reflects a 0.25% administrative fee, a 0.15% service fee, and 0.01% representing the Portfolio’s pro rata Trustees’ fees. PIMCO has contractually agreed to reduce total annual portfolio operating expenses to the extent they would exceed, due to the payment of organizational expenses and Trustees’ fees, 0.65% of average daily net assets. Without such reduction, Total Annual Expenses for the fiscal year ended December 31, 2001 would have been 0.66%. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

(9)	The Manager has waived a portion of its management fees for the year ended December 31, 2001. If such fees were not waived, the actual expenses ratio would have been 1.02%. As a result of a voluntary expense limitation, expense ratios will not exceed 1.00%.

(10)	As a result of a voluntary expense limitation, expense ratios will not exceed 1%.

  8

(11)	As a result of a voluntary expense limitation, expense ratios will not exceed 1.50%.

(12)	As a result of a voluntary expense limitation, the ratio of expenses to average net assets will not exceed 0.80%.

(13)	A portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. Including such reductions, Total Annual Operating Expenses for the Equity Income Portfolio were 0.79%.

(14)	A portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. Including such reductions, Total Annual Operating Expenses for the Large Cap Portfolio were 0.79%.

(15)	Expenses are as of October 31, 2001 (the Fund's fiscal year end). There were no fees waived or expenses reimbursed for these funds in 2001.

(16)	Expenses are as of December 31, 2001 (the Fund's fiscal year end). There were no fees waived or expenses reimbursed for these funds in 2001.

(17)	If certain expenses had not been assumed by Van Kampen, Total Annual Operating Expenses for the Enterprise Portfolio Class II Shares would have been 0.87%.

(18)	A portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. Including such reductions, Total Annual Operating Expenses for the Fidelity VIP II Contrafund Portfolio — Service Class 2 were 0.90%.

(19)	A portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. In addition, the fund's manager has voluntarily agreed to reimburse the class to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions and extraordinary expenses) exceed 1.75%. This arrangement can be discontinued by the fund's manager at any time. Including this reimbursement and the offset described above, the actual management fee, other expenses and total annual expenses in 2001 were 0.58%, 0.85% and 1.68%, respectively.

(20)	A portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. As a result of such reductions, actual Total Annual Operating Expenses for the Fidelity VIP III Mid Cap Portfolio — Service Class 2 were 0.88%.

  9

  EXAMPLES

  These examples show what your costs would be under certain hypothetical situations. The examples do not represent past or future expenses. Your actual expenses may be more or less than those shown. We base examples on the annual expenses of the underlying funds for the year ended December 31, 2001, and assume that any fee waivers and expense reimbursements will continue. We cannot guarantee that these fee waivers and expense reimbursements will continue. The example also assumes that the $30 annual administrative charge is equivalent to 0.015% of the Separate Account contract value.

  EXAMPLE: DEATH BENEFIT WITH E.S.P.

  You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets and the charges reflected in the expense table above using the expenses for the Death Benefit with the E.S.P. option selected:

	If Contract is surrendered at the end of period shown:				If Contract is NOT surrendered or annuitized at end of period shown:

Funding Option	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years

Capital Appreciation Fund	29	88	151	318	29	88	151	318
Money Market Portfolio (Travelers)	24	75	129	275	24	75	129	275
AIM Variable Insurance Funds
AIM V.I. Premier Equity Fund - Series I	29	89	151	319	29	89	151	319
Alliance Variable Product Series Fund, Inc.
Premier Growth Portfolio - Class B	33	102	172	360	33	102	172	360
Credit Suisse Trust
Credit Suisse Emerging Markets Portfolio	34	105	178	370	34	105	178	370
Delaware VIP Trust
VIP REIT Series - Standard Class	29	90	153	323	29	90	153	323
Dreyfus Variable Investment Fund
Appreciation Portfolio - Initial Shares	28	87	148	312	28	87	148	312
Small Cap Portfolio - Initial Shares	28	87	148	313	28	87	148	313
Franklin Templeton Variable Insurance Products Trust
Mutual Shares Securities Fund - Class 2	31	94	160	337	31	94	160	337
Templeton Growth Securities Fund - Class 2	31	96	163	342	31	96	163	342
Greenwich Street Series Fund
Emerging Growth Fund – Class I	32	98	167	350	32	98	167	350
Equity Index Portfolio - Class II Shares	25	78	133	284	25	78	133	284
Growth and Income Fund – Class I	30	91	155	328	30	91	155	328
Janus Aspen Series
Balanced Portfolio - Service Shares	30	91	154	325	30	91	154	325
Global Life Sciences Portfolio - Service Shares	31	95	162	340	31	95	162	340
Global Technology Portfolio - Service Shares	30	92	156	328	30	92	156	328
Worldwide Growth Portfolio - Service Shares	30	91	155	328	30	91	155	328
PIMCO Variable Insurance Trust
Total Return Portfolio – Administrative Class	27	83	141	300	27	83	141	300
  10

	If Contract is surrendered at the end of period shown:				If Contract is NOT surrendered or annuitized at end of period shown:

Funding Option	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years

Putnam Variable Trust
Putnam VT International Growth Fund - Class IB Shares	32	99	168	351	32	99	168	351
Putnam VT Small Cap Value Fund - Class IB Shares	34	103	175	365	34	103	175	365
Putnam VT Voyager II Fund - Class IB Shares	38	114	193	398	38	114	193	398
Salomon Brothers Variable Series Fund Inc.
Capital Fund – Class I	30	93	158	333	30	93	158	333
Investors Fund – Class I	29	88	150	316	29	88	150	316
Large Cap Growth Fund – Class I	30	93	158	333	30	93	158	333
Small Cap Growth Fund – Class I	35	107	181	376	35	107	181	376
The Travelers Series Trust
Convertible Securities Portfolio	28	87	148	313	28	87	148	313
Disciplined Mid Cap Stock Portfolio	29	88	150	317	29	88	150	317
Equity Income Portfolio	28	87	148	313	28	87	148	313
Federated High Yield Portfolio	29	90	153	323	29	90	153	323
Federated Stock Portfolio	29	88	149	315	29	88	149	315
Large Cap Portfolio	28	87	148	313	28	87	148	313
Lazard International Stock Portfolio	31	93	159	334	31	93	159	334
MFS Emerging Growth Portfolio	29	90	153	323	29	90	153	323
MFS Mid Cap Growth Portfolio	30	91	155	326	30	91	155	326
MFS Research Portfolio	30	91	155	326	30	91	155	326
Travelers Quality Bond Portfolio	25	77	131	280	25	77	131	280
Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	29	88	150	317	29	88	150	317
Alliance Growth Portfolio	29	88	150	316	29	88	150	316
MFS Total Return Portfolio	29	88	150	317	29	88	150	317
Putnam Diversified Income Portfolio†	29	90	154	324	29	90	154	324
Van Kampen Life Investment Trust
Comstock Portfolio - Class II Shares	31	94	160	337	31	94	160	337
Enterprise Portfolio - Class II Shares	29	89	151	319	29	89	151	319
Variable Insurance Products Fund II
Contrafund® Portfolio - Service Class 2	29	90	154	324	29	90	154	324
Variable Insurance Products Fund III
Dynamic Capital Appreciation Portfolio - Service Class 2	37	113	191	395	37	113	191	395
Mid Cap Portfolio - Service Class 2	29	90	153	322	29	90	153	322

  ______________

†	Closed to new investors.

  11

  EXAMPLE: DEATH BENEFIT WITHOUT E.S.P.

  You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets and the charges reflected in the expense table above using the expenses for the Death Benefit without the E.S.P. option selected:

	If Contract is surrendered at the end of period shown:				If Contract is NOT surrendered or annuitized at end of period shown:

Funding Option	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years

Capital Appreciation Fund	27	82	141	299	27	82	141	299
Money Market Portfolio (Travelers)	22	69	119	255	22	69	119	255
AIM Variable Insurance Funds, Inc.
AIM V.I. Premier Equity Fund - Series I	27	83	141	300	27	83	141	300
Alliance Variable Product Series Fund, Inc.
Premier Growth Portfolio - Class B	31	96	163	342	31	96	163	342
Credit Suisse Trust
Credit Suisse Emerging Markets Portfolio	32	99	168	352	32	99	168	352
Delaware VIP Trust
VIP REIT Series -Standard Class	27	84	143	304	27	84	143	304
Dreyfus Variable Investment Fund
Appreciation Portfolio -Initial Shares	26	81	138	293	26	81	138	293
Small Cap Portfolio -Initial Shares	26	81	138	294	26	81	138	294
Franklin Templeton Variable Insurance Products Trust
Mutual Shares Securities Fund - Class 2	29	88	151	318	29	88	151	318
Templeton Growth Securities Fund - Class 2	29	90	154	324	29	90	154	324
Greenwich Street Series Fund
Emerging Growth Fund -Class I	30	93	157	331	30	93	157	331
Equity Index Portfolio - Class II Shares	23	72	123	264	23	72	123	264
Growth and Income Fund – Class I	28	85	146	308	28	85	146	308
Janus Aspen Series
Balanced Portfolio - Service Shares	28	85	144	306	28	85	144	306
Global Life Sciences Portfolio - Service Shares	29	89	152	321	29	89	152	321
Global Technology Portfolio - Service Shares	28	86	146	309	28	86	146	309
Worldwide Growth Portfolio - Service Shares	28	85	146	308	28	85	146	308
PIMCO Variable Insurance Trust
Total Return Portfolio – Administrative Class	25	77	131	280	25	77	131	280
Putnam Variable Trust
Putnam VT International Growth Fund - Class IB Shares	30	93	158	332	30	93	158	332
Putnam VT Small Cap Value Fund - Class IB Shares	32	98	166	347	32	98	166	347
Putnam VT Voyager II Fund - Class IB Shares	36	108	183	381	36	108	183	381
Salomon Brothers Variable Series Fund Inc.
Capital Fund - Class I	28	87	149	314	28	87	149	314
Investors Fund - Class I	27	82	140	297	27	82	140	297
Large Cap Growth Fund - Class I	28	87	149	314	28	87	149	314
Small Cap Growth Fund - Class I	33	101	171	358	33	101	171	358
  12

	If Contract is surrendered at the end of period shown:				If Contract is NOT surrendered or annuitized at end of period shown:

Funding Option	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years

The Travelers Series Trust
Convertible Securities Portfolio	26	81	138	294	26	81	138	294
Disciplined Mid Cap Stock Portfolio	27	82	140	298	27	82	140	298
Equity Income Portfolio	26	81	138	294	26	81	138	294
Federated High Yield Portfolio	27	84	143	304	27	84	143	304
Federated Stock Portfolio	27	82	139	296	27	82	139	296
Large Cap Portfolio	26	81	138	294	26	81	138	294
Lazard International Stock Portfolio	29	88	149	315	29	88	149	315
MFS Emerging Growth Portfolio	27	84	143	304	27	84	143	304
MFS Mid Cap Growth Portfolio	28	85	145	307	28	85	145	307
MFS Research Portfolio	28	85	145	307	28	85	145	307
Travelers Quality Bond Portfolio	23	71	121	260	23	71	121	260
Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	27	82	140	298	27	82	140	298
Alliance Growth Portfolio	27	82	140	297	27	82	140	297
MFS Total Return Portfolio	27	82	140	298	27	82	140	298
Putnam Diversified Income Portfolio†	27	84	144	305	27	84	144	305
Van Kampen Life Investment Trust
Comstock Portfolio - Class II Shares	29	88	151	318	29	88	151	318
Enterprise Portfolio - Class II Shares	27	83	141	300	27	83	141	300
Variable Insurance Products Fund II
Contrafund® Portfolio - Service Class 2	27	84	144	305	27	84	144	305
Variable Insurance Products Fund III
Dynamic Capital Appreciation Portfolio - Service Class 2	35	107	181	377	35	107	181	377
Mid Cap Portfolio - Service Class 2	27	84	143	303	27	84	143	303

  ______________

†	Closed to new investors.

  13

  CONDENSED FINANCIAL INFORMATION

  TIC Variable Annuity Separate Account 2002 and TLAC Variable Annuity Separate Account 2002 are newly registered separate accounts. Therefore, as of the date of this prospectus, there is no Condensed Financial Information for either Separate Account.

  THE ANNUITY CONTRACT

  Travelers Portfolio Architect Access Annuity is a contract between the contract owner (“you”) and the Company. This is the prospectus — it is not the Contract. The prospectus highlights many contract provisions to focus your attention on the Contract’s essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

  You make purchase payments to us and we credit them to your Contract. We promise to pay you an income, in the form of annuity payments, beginning on a future date that you choose, the maturity date. The purchase payments accumulate tax deferred in the funding options of your choice. We offer multiple variable funding options. The contract owner assumes the risk of gain or loss according to the performance of the variable funding options. The contract value is the amount of purchase payments, plus or minus any investment experience on the amounts you allocate to the Separate Account. The contract value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the maturity date the contract value will equal or exceed the total purchase payments made under the Contract. The date the Contract and its benefits become effective is referred to as the contract date. Each 12-month period following the contract date is called a contract year.

  Certain changes and elections must be made in writing to the Company. Where the term “written request” is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

  Contract Owner Inquiries

  Any questions you have about your Contract should be directed to our Home Office at 1-800-842-8573.

  Purchase Payments

  Your initial purchase payment is due and payable before the Contract becomes effective. The initial purchase payment must be at least $15,000. You may make additional payments of at least $500 at any time. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum purchase payment requirement. Purchase payments over $1,000,000 may be made only with our prior consent.

  We will apply the initial purchase payment less any applicable premium tax (net purchase payment) within two business days after we receive it in good order at our Home Office. We will credit subsequent purchase payments to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

  Accumulation Units

  The period between the contract date and the maturity date is the accumulation period. During the accumulation period, an accumulation unit is used to calculate the value of a Contract. An accumulation unit works like a share of a mutual fund. Each funding option has a corresponding accumulation unit value. The accumulation units are valued each business day and their values may increase or decrease from day to day. The number of accumulation units we will credit to your Contract once we receive a purchase payment is determined by dividing the amount directed to each funding option by the value of its accumulation unit. We

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  calculate the value of an accumulation unit for each funding option each day the New York Stock Exchange is open. The values are calculated as of 4:00 p.m. Eastern time. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the maturity date), you are credited with annuity units.

  The Variable Funding Options

  You choose the variable funding options to which you allocate your purchase payments. These variable funding options are subaccounts of the Separate Account. The subaccounts invest in the underlying funds. You are not investing directly in the underlying fund. Each underlying fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These underlying funds are not publicly traded and are offered only through variable annuity and variable life insurance products. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the underlying fund, and contract owners should not compare the two.

  You will find detailed information about the funds and their inherent risks in the current fund prospectuses for the underlying funds that must accompany this prospectus. Since each option has varying degrees of risk, please read the prospectuses carefully before investing. There is no assurance that any of the underlying funds will meet its investment objectives. Contact your registered representative or call 1-800-842-8573 to request additional copies of the prospectuses.

  If any of the underlying funds become unavailable for allocating purchase payments, or if we believe that further investment in an underlying fund is inappropriate for the purposes of the Contract, we may substitute another funding option. However, we will not make any substitutions without notifying you and obtaining any state and SEC approval, if necessary. From time to time we may make new funding options available.

  The current variable funding options are listed below, along with their investment advisers and any subadviser:

Funding Option	Investment Objective	Investment Adviser/Subadviser
Capital Appreciation Fund	Seeks growth of capital through the use of common stocks. Income is not an objective. The Fund invests principally in common stocks of small to large companies which are expected to experience wide fluctuations in price both in rising and declining markets.	Travelers Asset Management International Company LLC (“TAMIC”) Subadviser: Janus Capital Corp.
Money Market Portfolio	Seeks high current income from short-term money market instruments while preserving capital and maintaining a high degree of liquidity.	Travelers Asset Management International Corporation
AIM Variable Insurance Funds
AIM V.I. Premier Equity Fund	Seeks to achieve long-term growth of capital by investing primarily in equity securities of undervalued companies. Income is a secondary objective.	AIM Advisers, Inc.
Alliance Variable Product Series Fund, Inc.
Premier Growth Portfolio — Class B	Seeks long-term growth of capital by investing primarily in equity securities of a limited number of large, carefully selected, high quality U.S. companies that are judged likely to achieve superior earning momentum.	Alliance Capital Management
Credit Suisse Trust
Credit Suisse Emerging Markets Portfolio	Seeks long-term growth of capital by investing in equity securities of companies located in or conducting a majority of their business in emerging markets.	Credit Suisse Asset Management, LLC
Delaware VIP Trust
VIT REIT Series — Standard Class	Seeks to achieve maximum long-term total return with capital appreciation as a secondary objective. Under normal circumstances, the Series will invest at least 80% of its net assets in investments of real estate investment trusts (REITS).	Delaware Management Company, Inc.

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Funding Option	Investment Objective	Investment Adviser/Subadviser
Dreyfus Variable Investment Fund
Appreciation Portfolio — Initial Shares	Seeks primarily to provide long-term capital growth consistent with the preservation of capital; current income is a secondary investment objective. The portfolio invests primarily in the common stocks of domestic and foreign issuers.	The Dreyfus Corporation Subadviser: Fayez Sarofim & Co.
Small Cap Portfolio — Initial Shares	Seeks to maximize capital appreciation by investing at least 80% of its assets in the stocks of small-cap companies. Small-cap companies are defined as those with market capitalizations of less than $2 billion at the time of purchase.	The Dreyfus Corporation
Franklin Templeton Variable Insurance Products Trust
Mutual Shares Securities Fund — Class 2	Seeks capital appreciation. Its secondary goal is income. Under normal market conditions, the Fund will invest at least 65% of its total assets in equity securities of companies that the manager believes are available at market prices less than their value based on certain recognized or objective criteria.	Franklin Mutual Advisers, LLC
Templeton Growth Securities Fund — Class 2	Seeks long-term capital growth. Under normal market conditions, the Fund will invest at least 65% of its total assets in the equity securities companies located anywhere in the world, including those in the U.S. and emerging markets.	Templeton Global Advisors Limited, Inc.
Greenwich Street Series Fund
Emerging Growth Portfolio – Class 1	Seeks capital appreciation by investing primarily in common stocks of emerging companies, without regard to market capitalization.	Salomon Brothers Asset Management Inc. (“SBAM”)
Equity Index Portfolio — Class II Shares	Seeks investment results that, before expenses, correspond to the price and yield performance of the S&P 500 Index, with comparable economic sector weightings, market capitalization and liquidity.	Travelers Investment Management Co. (“TIMCO”)
Growth and Income Portfolio – Class I	Seeks income and long-term capital growth by investing in the equity securities of companies with consistent dividend-paying histories, the capacity to raise dividends in the future, and the potential for capital appreciation.	SBAM
Janus Aspen Series
Balanced Portfolio — Service Shares	Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.	Janus Capital
Global Life Sciences Portfolio — Service Shares	Seeks long-term capital growth by investing primarily in equity securities of U.S. and foreign companies, normally investing at least 65% of its total assets in companies with a life science orientation.	Janus Capital
Global Technology Portfolio — Service Shares	Seeks long-term capital growth by investing primarily in equity securities of U.S. and foreign companies, normally investing at least 65% of its total assets in companies likely to benefit significantly from advances in technology.	Janus Capital
Worldwide Growth Portfolio — Service Shares	Seeks growth of capital in a manner consistent with preservation of capital by investing primarily in common stocks of companies of any size throughout the world.	Janus Capital
PIMCO Variable Insurance Trust
Total Return Portfolio — Administrative Class	Seeks maximum total return, consistent with preservation of capital and prudent investment management, by investing under normal circumstances at least 65% of its assets in a diversified portfolio of Fixed Income instruments of varying maturities.	Pacific Investment Management Company

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Funding Option	Investment Objective	Investment Adviser/Subadviser
Putnam Variable Trust
Putnam VT International Growth Fund — Class IB Shares	Seeks capital appreciation. The fund seeks its goal by investing mainly in common stocks of companies outside the United States.	Putnam Investment Management, Inc. (“Putnam”)
Putnam VT Small Cap Value Fund — Class IB Shares	Seeks capital appreciation. The fund seeks its goal by investing at least 80% of its net assets in small companies of a size similar to those in the Russell 2000 Value Index.	Putnam
Putnam VT Voyager II Fund — Class IB Shares	Seeks long-term growth of capital appreciation. The fund seeks its goal by investing mainly in common stocks of U.S. companies with a focus on growth stocks.	Putnam
Salomon Brothers Variable Series Fund, Inc.
Capital Fund – Class I	Seeks capital appreciation, primarily through investments in common stocks which are believed to have above-average price appreciation potential and which may involve above average risk.	Salomon Brothers Asset Management (“SBAM”)
Investors Fund – Class I	Seeks long-term growth of capital, and, secondarily, current income, through investments in common stocks of well-known companies.	SBAM
Large Cap Growth Fund – Class I	Seeks long-term growth of capital by investing primarily in equity securities of companies with total market capitalizations of $5 billion or more at the time of investment.	SBAM
Small Cap Growth Fund – Class I	Seeks long-term growth of capital by investing under normal circumstances at least 80% of its assets in equity securities of companies with market capitalizations similar to that of companies included in the Russell 2000 Growth Index.	SBAM
The Travelers Series Trust
Convertible Securities Portfolio	Seeks current income and capital appreciation by investing in convertible bond securities and in combinations of nonconvertible fixed-income securities and warrants or call options that together resemble convertible securities.	Travelers Asset Management International Corporation (“TAMIC”)
Disciplined Mid Cap Stock Portfolio	Seeks growth of capital by investing primarily in a broadly diversified portfolio of U.S. common stocks.	TAMIC Subadviser: Travelers Investment Management Company (“TIMCO”)
Equity Income Portfolio	Seeks reasonable income by investing at least 80% in equity securities. The Fund normally invests primarily in income producing equities. The balance may be invested in all types of domestic and foreign securities, including bonds. The Subadviser also considers the potential for capital appreciation.	TAMIC Subadviser: Fidelity Management & Research Co (“FMR”)
Federated High Yield Portfolio	Seeks high current income by investing primarily in a professionally managed, diversified portfolio of fixed income securities.	TAMIC Subadviser: Federated Investment Counseling, Inc.
Federated Stock Portfolio	Seeks growth of income and capital by investing principally in a professionally managed and diversified portfolio of common stock of high-quality companies (i.e., leaders in their industries and characterized by sound management and the ability to finance expected growth).	TAMIC Subadviser: Federated Investment Counseling

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Funding Option	Investment Objective	Investment Adviser/Subadviser

Large Cap Portfolio	Seeks long-term growth of capital by investing primarily in equity securities of companies with large market capitalizations.	TAMIC Subadviser: FMR
Lazard International Stock Portfolio	Seeks capital appreciation by investing primarily in the equity securities of non-United States companies (i.e., incorporated or organized outside the United States).	TAMIC Subadviser: Lazard Asset Management
MFS Emerging Growth Portfolio	Seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the MFS Portfolio’s investment objective.	TAMIC Subadviser: Massachusetts Financial Services (“MFS”)
MFS Mid Cap Growth Portfolio	Seeks to obtain long-term growth of capital by investing, under normal market conditions, at least 80% of its assets in equity securities of companies with medium market capitalization which the investment adviser believes have above-average growth potential.	TAMIC Subadviser: MFS
MFS Research Portfolio	Seeks to provide long-term growth of capital and future income.	TAMIC Subadviser: MFS
Travelers Quality Bond Portfolio	Seeks current income, moderate capital volatility and total return.	TAMIC
Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	Seeks capital appreciation.	Travelers Investment Adviser (“TIA”) Subadviser: AIM Capital Management Inc.
Alliance Growth Portfolio	Seeks long-term growth of capital.	TIA Subadviser: Alliance Capital Management L.P.
MFS Total Return Portfolio	(a balanced portfolio) Seeks to obtain above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.	TIA Subadviser: MFS
Putnam Diversified Income Portfolio†	High current income consistent with the preservation of capital.	TIA Subadviser: Putnam Investment Management Inc.
Van Kampen Life Investment Trust
Comstock Portfolio Class II Shares	Seeks capital growth and income through investments in equity securities, including common stocks and securities convertible into common and preferred stocks.	Van Kampen Asset Management, Inc. (“VKAM”)

Enterprise Portfolio Class II Shares	Seeks capital appreciation through investments believed by the Adviser to have above-average potential for capital appreciation.	VKAM

Variable Insurance Products Fund II
Contrafund® Portfolio — Service Class 2	Seeks long-term capital appreciation by investing primarily in common stocks of companies whose value the adviser believes is not fully recognized by the public.	FMR
Variable Insurance Products III
Dynamic Capital Appreciation Portfolio — Service Class 2	Seeks capital appreciation by investing primarily in common stocks of both domestic and foreign issuers.	FMR
Mid Cap Portfolio — Service Class 2	Seeks long-term growth of capital and income by investing primarily in income-producing equity securities, including common stocks and convertible securities.	FMR

  ______________

†	Closed to new investors.

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  CHARGES AND DEDUCTIONS

  General

  We deduct the charges described below. The charges are for the service and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

      the ability for you to make withdrawals and surrenders under the Contracts;
      the death benefit paid on the death of the contract owner, annuitant, or first of the joint owners, the available funding options and related programs (including dollar-cost averaging, portfolio rebalancing, asset allocation and systematic withdrawal programs);
      administration of the annuity options available under the Contracts; and
      the distribution of various reports to contract owners.

  Costs and expenses we incur include:

      losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts, sales and marketing expenses including commission payments to your sales agent, and other costs of doing business.

  Risks we assume include:

      that annuitants may live longer than estimated when the annuity factors under the Contracts were established;
      that the amount of the death benefit will be greater than the contract value, and that the costs of providing the services and benefits under the Contracts will exceed the charges deducted.

  We may also deduct a charge for taxes.

  Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

  We may reduce or eliminate the administrative charges and/or the mortality and expense risk charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. We will not reduce or eliminate the administrative charge where such reduction or elimination would be unfairly discriminatory to any person.

  The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

  Transfer Charge

  We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

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  Administrative Charges

  There are two administrative charges: the $30 annual contract administrative charge and the administrative expense charge. We will deduct the annual contract administrative charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will also prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a contract administrative charge:

              (1)   from the distribution of death proceeds;

              (2)   after an annuity payout has begun; or

              (3)   if the contract value on the date of assessment equals or is greater than $40,000.

  We deduct the administrative expense charge (sometimes called “sub-account administrative charge”) on each business day from amounts allocated to the variable funding options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the variable funding options, and is reflected in our accumulation and annuity unit value calculations.

  Mortality and Expense Risk Charge

  Each business day, we deduct a mortality and expense risk (“M&E”) charge from amounts we hold in the variable funding options. We reflect the deduction in our calculation of accumulation and annuity unit values. The charges stated are the maximum for this product. The M&E charge is 1.65% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your sales agent.

  E.S.P. Charge

  If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the variable funding options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option.

  Variable Funding Option Expenses

  We summarized the charges and expenses of the underlying funds in the fee table. Please review the prospectus for each underlying fund for a more complete description of that fund and its expenses.

  Variable Liquidity Benefit Charge

  If the Variable Liquidity Benefit is selected, there is a maximum surrender charge of 6% of the amounts withdrawn. Please refer to “The Annuity Period” for a description of this benefit.

  Premium Tax

  Certain state and local governments charge premium taxes ranging from 0% to 5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your contract value either upon death, surrender, annuitization, or at the time you make purchase payments to the Contract, but no earlier than when we have a tax liability under state law.

  Changes in Taxes Based upon Premium or Value

  If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

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  TRANSFERS

  Up to 30 days before the maturity date, you may transfer all or part of the contract value between variable funding options. Please note that the contract is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the stock market. Therefore, all transfers are subject to the following restrictions:

    1.   Excessive Transfers. We reserve the right to restrict transfers if we determine you are engaging in a pattern of transfers that may disadvantage contract owners. In making this determination, we will consider, among other things, the following factors:

      the total dollar amount being transferred;
      the number of transfers you made within the previous three months;
      whether your transfers follow a pattern designed to take advantage of short term market fluctuations; and
      whether your transfers are part of a group of transfers made by a third party on behalf of the individual contract owners in the group.

    2.   Market Timers. We reserve the right to restrict transfers by any market timing firm or any other third party authorized to initiate transfers on behalf of multiple contract owners. We may, among other things:

      reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one owner, or reject the transfer or exchange instructions of individual owners who have executed preauthorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one owner.

  If we choose to enforce our contractual rights to restrict transfers to once every six months, we will so notify you in writing.

  Future Modifications. We will continue to monitor the transfer activity occurring among the variable funding options, and may modify these transfer restrictions at any time if we deem it necessary to protect the interest of all contract owners. These modifications may include curtailing or eliminating, without notice, the ability to use the Internet, facsimile or telephone in making transfers.

  If, in our sole discretion, we determine you are engaging in activity as described above or similar activity which will potentially hurt the rights or interests of contract owners, we will exercise our contractual right to restrict your number of transfers to one every six months. We reserve the right to charge a $10.00 fee for any transfer request which exceeds twelve per year. None of these restrictions are applicable to transfers made under a Dollar Cost Averaging program, an asset allocation program or a rebalancing program.

  We will make transfers at the value(s) next determined after we receive your request in good order at our Home Office. After the maturity date, you may make transfers only if allowed by your Contract or with our consent. These restrictions are subject to any state law requirements.

  Dollar Cost Averaging

  Dollar cost averaging or the pre-authorized transfer program (the “DCA Program”) allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more accumulation units in a funding option if the value per unit is low and will purchase fewer accumulation units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

  You may elect the DCA Program through written request or other method acceptable to us. You must have a minimum total contract value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400.

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  You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days’ notice to change any automated transfer instructions that are currently in place. You may only have one DCA Program or Special DCA Program in place at one time.

  All provisions and terms of the Contract apply to the DCA Program, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

  ACCESS TO YOUR MONEY

  Any time before the maturity date, you may redeem all or any portion of the cash surrender value, that is, the contract value less any premium tax not previously deducted. Unless you submit a written request specifying the variable funding option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the cash surrender value as of the close of business after we receive your surrender request at our Home Office. The cash surrender value may be more or less than the purchase payments you made. You may not make withdrawals during the annuity period.

  We may defer payment of any cash surrender value for a period of up to five business days after the written request is received. It is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

  Systematic Withdrawals

  Before the maturity date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes. To elect systematic withdrawals, you must have a contract value of at least $15,000 and you must make the election on the form we provide. We will surrender accumulation units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days’ notice to change any systematic withdrawal instructions that are currently in place.

  We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days’ written notice to contract owners (where allowed by state law).

  Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the contract owner is under age 591/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

  OWNERSHIP PROVISIONS

  Types of Ownership

  Contract Owner

  Contract Owner (you). The Contract belongs to the contract owner named in the Contract (on the Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for nonqualified Contracts. You have sole power during the annuitant’s lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

  You receive all payments while the annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the contract owner.

  If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, take a loan or make additional purchase payments.

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  Joint Owner. For nonqualified Contracts only, you may name joint owners (e.g., spouses) in a written request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

  Beneficiary

  You name the beneficiary in a written request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the annuitant or the contract owner. If more than one beneficiary survives the annuitant or contract owner, they will share equally in benefits unless you recorded different shares with the Company by written request before the death of the annuitant or contract owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from the variable funding options as most recently elected by the contract owner, until the death report date.

  Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by written request during the lifetime of the annuitant and while the Contract continues.

  Annuitant

  The annuitant is designated in the Contract (on the Specifications page), and is the individual on whose life the maturity date and the amount of the monthly annuity payments depend. You may not change the annuitant after your Contract is in effect.

  Contingent Annuitant

  You may name one individual as a contingent annuitant. A contingent annuitant may not be changed, deleted or added to the Contract after the contract date. If the annuitant who is not the owner dies prior to the maturity date, and the contingent annuitant is still living;

      the death benefit will not be payable upon the annuitant’s death the contingent annuitant becomes the annuitant
      all other rights and benefits will continue in effect

  When a contingent annuitant becomes the annuitant, the maturity date remains the same as previously in effect.

  If the annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a contingent annuitant.

  DEATH BENEFIT

  Before the maturity date, generally, a death benefit is payable when either the annuitant or a contract owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) due proof of death and (2) written payment instructions or election of spousal or beneficiary contract continuance (“death report date”).

  Death Proceeds Before the Maturity Date

Note:	If the owner dies before the annuitant, the death benefit is recalculated replacing all references to “annuitant” with “owner.”

  If the Annuitant is less than age 80 on the Contract Date and dies before the Maturity Date, the death benefit payable as of the Death Report Date will be the greatest of a), b) or c) below, less any applicable premium tax. If the Annuitant is 80 or older on the Contract Date and dies before the Maturity Date, the death benefit payable as of the Death Report Date will be the greater of a) or b) below, less any applicable premium tax.

    a)      the Contract Value;

    b)      the Adjusted Purchase Payment;

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    Adjusted Purchase Payment:

    The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever any additional Purchase Payment(s) are made, the Adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a Partial Surrender Reduction as described below.

    c)      the Step-Up Value (if any, as described below)

    Step Up Value:

    The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary. On each subsequent Contract Date anniversary that occurs before the Annuitant’s 80th birthday and before the Annuitant’s death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value on that date. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up value will be increased by the amount of that Purchase Payment. Whenever a partial surrender is taken, the Step-Up Value will be reduced by a Partial Surrender Reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant’s 80th birthday will be those related to additional Purchase Payments or partial surrenders as described above.

  Partial Surrender Reduction

  The Partial Surrender Reduction for (b) above is equal to 1) the Adjusted Purchase Payment in effect immediately prior to the reduction for the partial surrender, multiplied by 2) the amount of the partial surrender divided by 3) the Contract Value immediately prior to the partial surrender.

  For example, assume your current contract value is $55,000. If your current adjusted purchase payment is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted purchase payment as follows:

              50,000 x (10,000/55,000) = $9,090

  Your new adjusted purchase payment would be 50,000 – 9,090, or $40,910.

  The following example shows what would happen in a declining market. Assume your current contract value is $30,000. If your current adjusted purchase payment is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted purchase payment as follows:

              50,000 x (10,000/30,000) = $16,666

  Your new adjusted purchase payment would be 50,000 – 16,666, or $33,334.

  The Partial Surrender Reduction for (c) above is equal to 1) the Step Up Value in effect immediately prior to the reduction for the partial surrender, multiplied by 2) the amount of the partial surrender divided by 3) the Contract Value immediately prior to the partial surrender.

  For example, assume your current contract value is $55,000. If your current step-up value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the step-up value as follows:

              50,000 x (10,000/55,000) = $9,090

  Your new step-up value would be 50,000-9,090, or $40,910.

  The following example shows what would happen in a declining market. Assume your current contract value is $30,000. If your current step-up value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the step-up value as follows:

              50,000 x (10,000/30,000) = $16,666

  Your new step-up value would be 50,000-16,666, or $33,334.

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  Enhanced Stepped-Up Provision (“E.S.P.”) (This provision is not available to a customer when either the annuitant or owner is age 76 or older on the Contract Date.) This provision must be elected at time of application.

  If you have selected the E.S.P., the total death benefit as of the death report date will equal the death benefit described above plus the greater of zero or the following amount:

  If the annuitant is younger than age 70 on the Contract Date, 40% of the lesser of: (1) 200% of the modified purchase payments excluding purchase payments that are received within 12 months of the death report date, or (2) your contract value minus the modified purchase payments, calculated as of the death report date; or

  If the annuitant is between the ages of 70 and 75 on the Contract Date, 25% of the lesser of: (1) 200% of the modified purchase payments excluding purchase payments that are received within 12 months of the death report date, or (2) your contract value minus the modified purchase payments, calculated as of the death report date.

  The initial modified purchase payment is equal to the initial contract value. Whenever an additional purchase payment is made, the modified purchase payment(s) are increased by the amount of the purchase payment. Whenever a partial surrender is taken, the modified purchase payment(s) are reduced by a partial surrender reduction as described below.

  The partial surrender reduction is equal to: (1) the modified purchase payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the contract value immediately prior to the partial surrender.

  For example, assume your current modified purchase payment is $50,000 and that your current contract value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified purchase payment as follows:

     50,000 X (10,000/55,000) = 9,090

  You new modified purchase payment would be $50,000 — $9,090 = 40,910

  The following example shows what would happen in a declining market. Assume your current contract value is $30,000. If your current modified purchase payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified purchase payment as follows:

     50,000 X (10,000/30,000) = 16,666

  Your new modified purchase payment would be 50,000 — 16,666 = $33,334

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  Payment of Proceeds

  We describe the process of paying death benefit proceeds before the maturity date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

  Nonqualified Contracts

Before the Maturity Date, upon the Death of the	The Company Will Pay the Proceeds to:	unless. . .	Mandatory Payout Rules Apply*
Owner (who is not the annuitant) (with no joint owner)	The beneficiary (ies), or if none, to the contract owner’s estate.	Unless, the beneficiary elects to continue the contract rather than receive the distribution.	Yes
Owner (who is the annuitant) (with no joint owner)	The beneficiary (ies), or if none, to the contract owner’s estate.	Unless, the beneficiary elects to continue the new owner rather than receive the distribution.	Yes
Non-spousal Joint Owner (who is not the annuitant)	The surviving joint owner.	Unless the beneficiary elects to continue the Contract rather than receive a distribution.	Yes
Non-spousal Joint Owner (who is the annuitant)	The beneficiary (ies), or, if none, to the surviving joint owner.	Unless the beneficiary elects to continue the Contract rather than receive a distribution.	Yes
Spousal Joint Owner (who is not the annuitant)	The surviving joint owner.	Unless the spouse elects to continue the Contract.	Yes
Spousal Joint Owner (who is the annuitant)	The beneficiary (ies), or, if none, to the surviving joint owner.	Unless the spouse elects to continue the contract.

		A spouse who is not the beneficiary may decline to receive the proceeds and instruct the Company to pay the beneficiary, who may elect to continue the Contract.	Yes
Annuitant (who is not the contract owner)	The beneficiary (ies), or if none, to the contract owner.	Unless, where there is no contingent annuitant, the beneficiary elects to continue the contract rather than receive the distribution.

		Or unless, there is a contingent annuitant. Then, the contingent annuitant becomes the annuitant and the contract continues in effect (generally using the original maturity date). The proceeds will then be paid upon the death of the contingent annuitant or owner.	Yes

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Before the Maturity Date, upon the Death of the	The Company Will Pay the Proceeds to:	Unless. . .	Mandatory Payout Rules Apply*
Annuitant (who is the contract owner)	See death of “owner who is the annuitant” above.		Yes
Annuitant (where owner is a nonnatural person/trust)	The beneficiary (ies) (e.g. the trust) or if none, to the owner.		Yes (Death of annuitant is treated as death of the owner in these circumstances.)
Contingent Annuitant (assuming annuitant is still alive)	No death proceeds are payable; contract continues.		N/A
Beneficiary	No death proceeds are payable; contract continues.		N/A
Contingent Beneficiary	No death proceeds are payable; contract continues.		N/A

  ______________

*	Certain payout rules of the Internal Revenue Code (IRC) are triggered upon the death of any Owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary’s life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. Spousal Beneficiaries must choose to continue the contract as allowed under the Spousal Contract Continuance provision described below within one year of death. If mandatory distributions have begun, the 5 year payout option is not available.

  Spousal Contract Continuance (Subject to Availability — Does Not Apply if a Non-Spouse is a Joint Owner)

  Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the maturity date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the annuitant and your spouse elects to continue the Contract, your spouse will be named the annuitant as of the death report date.

  If your spouse elects to continue the Contract as contract owner, the death benefit will be calculated as of the death report date. If the contract value is less than the calculated death benefit, the contract value will be increased to equal the death benefit. This amount is referred to as the adjusted contract value. Any difference between the contract value and the adjusted contract value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the death report date.

  All Contract fees and charges applicable to the original Contract will also apply to the continued Contract. All other benefits and features of your Contract will be based on your spouse’s age on the death report date as if your spouse had purchased the Contract with the adjusted contract value on the death report date. This spousal contract continuance is available only once for each Contract. There is no charge to elect this option.

  Beneficiary Contract Continuance (Not permitted for non-natural beneficiaries)

  If you die before the maturity date, and if the value of any beneficiary’s portion of the death benefit is between $20,000 and $1,000,000 as of the death report date, (more than $1,000,000 is subject to home office approval), your beneficiary(s) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum.

  If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the death report date. The initial contract value of the continued contract (the “adjusted contract value”) will equal the greater of the contract value or the death benefit calculated on the death report date and will be allocated to the funding options in the same proportion as prior to the death report date.

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  The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

      transfer ownership
      take a loan
      make additional purchase payments

  The beneficiary may also name his/her own beneficiary (“succeeding beneficiary”) and has the right to take withdrawals at any time after the death report date. All other fees and charges applicable to the original Contract will also apply to the continued Contract. The E.S.P. option is not available to a beneficiary who continues the Contract under this provision. All benefits and features of the continued contract will be based on the beneficiary’s age on the death report date as if the beneficiary had purchased the Contract with the adjusted contract value on the death report date. There is no charge to elect this option.

  Death Proceeds after the Maturity Date

  If any contract owner or the annuitant dies on or after the maturity date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity or income option then in effect.

  THE ANNUITY PERIOD

  Maturity Date

  Under the Contract, you can receive regular income payments (annuity payments). You can choose the month and the year in which those payments begin (maturity date). You can also choose among income payouts (annuity options) or elect a lump sum distribution. While the annuitant is alive, you can change your selection any time up to the maturity date. Annuity payments will begin on the maturity date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity payments are a series of periodic payments (a) for life; (b) for life with either a minimum number of payments or a specific amount assured; or (c) for the joint lifetime of the annuitant and another person, and thereafter during the lifetime of the survivor. We may require proof that the annuitant is alive before we make annuity payments. Not all op tions may be available in all states.

  You may choose to annuitize at any time after you purchase your Contract. Unless you elect otherwise, the maturity date will be the annuitant’s 90th birthday or ten years after the effective date of the Contract, if later. (For Contracts issued in Florida and New York, the maturity date you elect may not be later than the annuitant’s 90th birthday.)

  At least 30 days before the original maturity date, you may elect to extend the maturity date to any time prior to the annuitant’s 90th birthday or to a later date with our consent. You may use certain annuity options taken at the maturity date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the contract owner, or with certain qualified Contracts upon either the later of the contract owner’s attainment of age 701/2 or year of retirement; or the death of the contract owner. You should seek independent tax advice regarding the election of minimum required distributions.

  Allocation of Annuity

  You may elect to receive your annuity payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time annuity payments begin, you have not made an election, we will apply your cash surrender value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the maturity date, you may transfer the contract value among the funding options in order to change the basis on which we will determine annuity payments. (See “Transfers.”)

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  Variable Annuity

  You may choose an annuity payout that fluctuates depending on the investment experience of the variable funding options. We determine the number of annuity units credited to the Contract by dividing the first monthly annuity payment attributable to each variable funding option by the corresponding accumulation unit value as of 14 days before the date annuity payments begin. We use an annuity unit to measure the dollar value of an annuity payment. The number of annuity units (but not their value) remains fixed during the annuity period.

  Determination of First Annuity Payment. Your Contract contains the tables we use to determine your first monthly annuity payment. If you elect a variable annuity, the amount we apply to it will be the contract value as of 14 days before the date annuity payments begin, less any applicable premium taxes not previously deducted.

  The amount of your first monthly payment depends on the annuity option you elected and the annuitant’s adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly annuity payment by multiplying the benefit per $1,000 of value shown in the Contract tables (or, if they would produce a larger payment, the tables then in effect on the maturity date) by the number of thousands of dollars of contract value you apply to that annuity option. The contract tables factor in an assumed daily net investment factor. We call this your net investment rate. For example, a net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your variable funding options is less than 3%, then the dollar amount of your variable annuity payments will decrease. However, if the annualized investment p erformance, after expenses, of your variable funding options is greater than 3%, then the dollar amount of your variable annuity payments will increase.

  Determination of Second and Subsequent Annuity Payments. The dollar amount of all subsequent annuity payments changes from month to month based on the investment experience of the applicable funding options. The total amount of each annuity payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of annuity units we credited to each funding option by the corresponding annuity unit value as of the date 14 days before the date the payment is due.

  Fixed Annuity

  You may choose a fixed annuity that provides payments which do not vary during the annuity period. We will calculate the dollar amount of the first fixed annuity payment as described under “Variable Annuity,” except that the amount we apply to begin the annuity will be your cash surrender value as of the date annuity payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed annuity payment will be determined using the Life Annuity Tables in effect on the maturity date.

  PAYMENT OPTIONS

  Election of Options

  While the annuitant is alive, you can change your annuity option selection any time up to the maturity date. Once annuity payments have begun, no further elections are allowed.

  During the annuitant’s lifetime, if you do not elect otherwise before the maturity date, we will pay you (or another designated payee) the first of a series of monthly annuity payments based on the life of the annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain qualified contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity — Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract.

  The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals.

  On the maturity date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the annuitant must be made by the contract owner.

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  Annuity Options

  Subject to the conditions described in “Election of Options” above, we may pay all or any part of the contract value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

  Option 1 — Life Annuity — No Refund. The Company will make annuity payments during the lifetime of the annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

  Option 2 — Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly annuity payments during the lifetime of the annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

  Option 3 — Joint and Last Survivor Life Annuity — No Refund. The Company will make regular annuity payments during the lifetime of the annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

  Option 4 — Joint and Last Survivor Life Annuity — Annuity Reduced on Death of Primary Payee. The Company will make annuity payments during the lifetimes of the annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly annuity payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make annuity payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

  Option 5 — Payment for a Fixed Period. The Company will make monthly payments for the period selected.

  Variable Liquidity Benefit

  This benefit is only offered with Variable Annuity Options (as described in the Settlement Provisions of the Contract) for Fixed Period Option only payments, without Life Contingency.

  At any time after annuitization and before death, the contract owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments and (B) equals a surrender charge not to exceed the maximum surrender charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is the Assumed (Daily) Net Investment Factor used to calculate the annuity payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit.

  MISCELLANEOUS CONTRACT PROVISIONS

  Right to Return

  You may return the Contract for a full refund of the contract value plus any contract charges and premium taxes you paid (but not any fees and charges the underlying fund assessed) within ten days after you receive it (the “right to return period”). You bear the investment risk of investing in the variable funding options during the right to return period; therefore, the contract value we return may be greater or less than your purchase payment.

  If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, we will refund your purchase payment in full; during the remainder of the right to return period, we will refund the contract value (including charges).

  We will determine the contract value following the close of the business day on which we receive your Contract and a written request for a refund. Where state law requires a longer period, or the return of purchase payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

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  Termination

  You do not need to make any purchase payments after the first to keep the Contract in effect. However, we reserve the right to terminate the Contract on any business day if your contract value as of that date is less than $2,000 and you have not made purchase payments for at least two years, unless otherwise specified by state law. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the cash surrender value less any applicable taxes.

  Required Reports

  As often as required by law, but at least once in each contract year before the due date of the first annuity payment, we will furnish a report showing the number of accumulation units credited to the Contract and the corresponding accumulation unit value(s) as of the report date for each funding option to which the contract owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

  Suspension of Payments

  The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange (“the Exchange”) is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in the Separate Account may not reasonably occur or so that the Company may not reasonably determine the value the Separate Account’s net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

  THE SEPARATE ACCOUNTS

  The Travelers Insurance Company and the Travelers Life and Annuity Company each sponsor separate accounts: TIC Variable Annuity Separate Account 2002 and TLAC Variable Annuity Separate Account 2002, respectively. Both TIC Variable Annuity Separate Account 2002 and TLAC Variable Annuity Separate Account 2002 were established on September 17, 2002 and are registered with the SEC as unit investment trusts (separate account) under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the variable funding options.

  We hold the assets of TIC Variable Annuity Separate Account 2002 and TLAC Variable Annuity Separate Account 2002 for the exclusive and separate benefit of the owners of each separate account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company.

  All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

  Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called “mixed” and “shared” funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the variable funding options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each variable funding option’s Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owne rs would no longer have the economies of scale resulting from a larger combined fund.

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  Performance Information

  From time to time, we may advertise several types of historical performance for the Contract’s variable funding options. We may advertise the “standardized average annual total returns” of the variable funding option, calculated in a manner prescribed by the SEC, and the “nonstandardized total return,” as described below. Specific examples of the performance information appear in the SAI.

  Standardized Method. We compute quotations of average annual total returns according to a formula in which a hypothetical initial investment of $1,000 is applied to the variable funding option, and then related to ending redeemable values over one-, five-, and ten-year periods, or for a period covering the time during which the funding option has been in existence, if less. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). We convert the deduction for the annual contract administrative charge to a percentage of assets based on the actual fee collected, divided by the average net assets for Contracts sold.

  Nonstandardized Method. We calculate nonstandardized “total returns” in a similar manner based on the performance of the funding options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. Nonstandardized total returns will not reflect the deduction of the annual contract administrative charge, which, if reflected, would decrease the level of performance shown.

  For underlying funds that were in existence before they became available as a funding option, the nonstandardized average annual total return quotations reflects the investment performance that such funding options would have achieved (reduced by the applicable charges) had the underlying fund been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance.

  General. Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. (“NASD”), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor’s (S&P) 500 Index, the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International’s EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of the Separate Account and the variable funding options.

  FEDERAL TAX CONSIDERATIONS

  The following general discussion of the federal income tax consequences under this Contract is not intended to cover all situations, and is not meant to provide tax advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax adviser regarding your personal situation. For your information, a more detailed tax discussion is contained in the SAI.

  Non-Resident Aliens

  Distributions to non-resident aliens (“NRAs”) are subject to special tax and withholding rules under the Code. In addition, annuity payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty. NRAs should seek guidance from a tax adviser regarding their personal situation.

  General Taxation of Annuities

  Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for money put into an annuity. The Internal Revenue Code (Code) governs how this money is ultimately taxed, depending upon the type of Contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below.

  Tax-Free Exchanges: The Internal Revenue Code provides that, generally, no gain or loss is recognized when an annuity Contract is received in exchange for a life, endowment, or annuity Contract. Since different annuity Contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

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  Types of Contracts: Qualified or Nonqualified

  If you purchase an annuity Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or individual retirement annuity (IRA), your Contract is referred to as a qualified Contract. Some examples of qualified Contracts are: IRAs, 403(b) annuities established by public school systems or certain tax-exempt organizations, corporate sponsored pension and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. An exception to this is a qualified plan called a Roth IRA. Under Roth IRAs, after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. If you purchase the Contract on an individual basis with after-tax dollars and not under one of the pro grams described above, your Contract is referred to as nonqualified.

  Nonqualified Annuity Contracts

  As the owner of a nonqualified annuity, you do not receive any tax benefit (deduction or deferral of income) on purchase payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs — either as a withdrawal (distribution made prior to the maturity date), or as annuity payments. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings. Similarly, when you receive an annuity payment, part of each payment is considered a return of your purchase payments and will not be taxed. The remaining portion of the annuity payment (i.e., any earnings) will be considered ordinary income for tax purposes.

  If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), increases in the value of the Contract attributable to purchase payments made after February 28, 1986 are includible in income annually. Furthermore, for Contracts issued after April 22, 1987, if you transfer the Contract without adequate consideration all deferred increases in value will be includible in your income at the time of the transfer.

  If you make a partial withdrawal, this money will generally be taxed as first coming from earnings, (income in the contract), and then from your purchase payments. These withdrawn earnings are includible in your income. (See “Penalty Tax for Premature Distributions” below.) There is income in the Contract to the extent the contract value exceeds your investment in the Contract. The investment in the Contract equals the total purchase payments you paid less any amount received previously which was excludible from gross income. Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have consequences in the year taken.

  The Contract provides one or more optional enhanced death benefits that in some cases may exceed the greater of the purchase price or contract value. It is possible that the IRS may take a position that the charges for the optional enhanced death benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such an optional death benefit should be treated as a taxable withdrawal, you should consult your tax adviser before selecting any rider or endorsement to the Contract.

  Federal tax law requires that nonqualified annuity Contracts meet minimum mandatory distribution requirements upon the death of the contract owner, including the first of joint owners. If these requirements are not met, the Contract will not be treated as an annuity Contract for Federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the new contract owner is the surviving spouse. We will administer Contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

  Puerto Rico Tax Considerations

  The Puerto Rico Internal Revenue Code of 1994 (the “1994 Code”) taxes distributions from nonqualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, no taxable income is recognized for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. Similarly, the amount of income on annuity distributions (payable over your lifetime) is calculated differently. Since Puerto Rico residents are also subject to U.S. tax on all income other than income sourced to Puerto Rico, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes, an individual may not get full credit because of the timing differences. You should consult with a

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  personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or a proposed distribution.

  Qualified Annuity Contracts

  Under a qualified annuity, since amounts paid into the Contract have generally not yet been taxed, the full amount of all distributions, including lump-sum withdrawals and annuity payments, are generally taxed at the ordinary income tax rate unless the distribution is transferred to an eligible rollover account or Contract. The Contract is available as a vehicle for IRA rollovers and for other qualified Contracts. There are special rules which govern the taxation of qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. We have provided a more complete discussion in the SAI.

  Note to participants in qualified plans including 401, 403(b), 457 as well as IRA owners: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for the higher limits to be effective at a state income tax level. In other words, the permissible contribution limit for income tax purposes may be different at the federal level from your state’s income tax laws. Please consult your employer or tax advisor regarding this issue.

  Penalty Tax for Premature Distributions

  For both qualified and nonqualified contracts, taxable distributions taken before the contract owner has reached the age of 591/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the contract owner. Other exceptions may be available in certain qualified plans. This is in addition to any penalites which may apply under your Contract.

  Diversification Requirements for Variable Annuities

  The Code requires that any nonqualified variable annuity Contracts based on a separate account shall not be treated as an annuity for any period if investments made in the account are not adequately diversified. Final tax regulations define how separate accounts must be diversified. The Company monitors the diversification of investments constantly and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract owner of tax deferred treatment. The Company intends to administer all Contracts subject to this provision of law in a manner that will maintain adequate diversification.

  Ownership of the Investments

  In certain circumstances, owners of variable annuity Contracts have been considered to be the owners of the assets of the underlying separate account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Contract, such as the flexibility of the contract owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the contract owner investment control over separate account assets, we reserve the right to modify the Contract as necessary to prevent a contract owner from being treated as the owner of the separate account assets supporting the Contract.

  Mandatory Distributions For Qualified Plans

  Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement.

  Minimum Distributions For Beneficiaries When a death benefit becomes due upon the death of the owner and/or annuitant, minimum distributions may be taken over the life expectancy of the beneficiary not less than annually within one year from the date of death or the funds remaining in the Contract must be completely withdrawn within five years from the date of death.

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  Taxation of Death Benefit Proceeds

  Amounts may be distributed from a Contract because of the death of an owner or annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the contract; or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments.

  OTHER INFORMATION

  The Insurance Companies

  Please refer to your Contract to determine which Company issued your Contract.

  The Travelers Insurance Company is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is an indirect wholly owned subsidiary of Citigroup Inc. The Company’s Home Office is located at One Tower Square, Hartford, Connecticut 06183.

  The Travelers Life and Annuity Company is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in a majority of the states of the United States, the District of Columbia and Puerto Rico, and intends to seek licensure in the remaining states, except New York. The Company is an indirect wholly owned subsidiary of Citigroup Inc. The Company’s Home Office is located at One Tower Square, Hartford, Connecticut 06183.

  Financial Statements

  The financial statements for the Company are located in the Statement of Additional Information. Since the Separate Accounts are newly established, there are no financial statements for this account.

  Distribution of Variable Annuity Contracts

  We intend to sell the Contracts in all jurisdictions where we are licensed to do business and where the Contract is approved. Any registered representative of affiliated or independent broker-dealers who sell the Contracts will be qualified to sell variable annuities under applicable federal and state laws. Each broker-dealer is registered with the SEC under the Securities Exchange Act of 1934, and all are members of the NASD. The principal underwriter of the Contracts is our affiliate, Travelers Distribution LLC, One Tower Square, Hartford, CT.

  Up-front compensation paid to sales representatives will not exceed 8% of the purchase payments made under the Contracts. If asset based compensation is paid, it will not exceed 2% of the average account value annually. From time to time, we may pay or permit other promotional incentives, in cash, credit or other compensation.

  Conformity with State and Federal Laws

  The laws of the state in which we deliver a Contract govern that Contract. Where a state has not approved a Contract feature or funding option, it will not be available in that state. Any paid-up annuity, contract value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the contract owner is subject.

  Voting Rights

  The Company is the legal owner of the shares of the underlying funds. However, we believe that when an underlying fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from contract owners, in the same proportion as shares for which we received voting instructions. Should we determine that we are no longer required to comply with the above, we will vote on the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting

  35

  instructions, a summary of that action and the reasons for such action would be included in the next annual report to contract owners.

  Legal Proceedings and Opinions

  Legal matters in connection with the federal laws and regulations affecting the issue and sale of the contract described in this prospectus, as well as the organization of the Companies, their authority to issue variable annuity contracts under Connecticut law and the validity of the forms of the variable annuity contracts under Connecticut law, have been passed on by the General Counsel of the Companies.

  There are no pending legal proceedings affecting either Separate Account or the principal underwriter. There are no pending legal proceedings against either Company likely to have a material adverse effect on the ability of either Company to meet its obligations under the applicable Contract.

  36

  APPENDIX A

  CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

  The Statement of Additional Information contains more specific information and financial statements relating to The Travelers Insurance Company or The Travelers Life and Annuity Company. A list of the contents of the Statement of Additional Information is set forth below:

        The Insurance Company
        Principal Underwriter
        Distribution and Principal Underwriting Agreement
        Valuation of Assets
        Performance Information
        Federal Tax Considerations
        Independent Accountants
        Financial Statements

  Copies of the Statement of Additional Information dated February ___, 2003 are available without charge. To request a copy, please clip this coupon on the dotted line above, enter your name and address in the spaces provided below, and mail to: The Travelers Insurance Company, Annuity Investor Services, One Tower Square, Hartford, Connecticut 06183. The Travelers Insurance Company Statement of Additional Information is printed on Form L-______, and The Travelers Life and Annuity Statement of Additional Information is printed on Form L-______.

Name:
Address:

  A-1

L-	February, 2003

  PART B

  Information Required in a Statement of Additional Information

  VINTAGE ACCESS

  STATEMENT OF ADDITIONAL INFORMATION

  dated

  February 6, 2003

  for

  TLAC VARIABLE ANNUITY SEPARATE ACCOUNT 2002

  ISSUED BY

  THE TRAVELERS LIFE AND ANNUITY COMPANY

  This Statement of Additional Information (“SAI”) is not a prospectus but relates to, and should be read in conjunction with, the Individual Variable Annuity Contract Prospectus dated February 6, 2003. A copy of the Prospectus may be obtained by writing to The Travelers Life and Annuity Company, Annuity Investor Services, P.O. Box, Hartford, Connecticut 06199-0026, or by calling 1-800-842-8573 or by accessing the Securities and Exchange Commission’s website at http://www.sec.gov.

THE INSURANCE COMPANY	2
PRINCIPAL UNDERWRITER	2
DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT	2
VALUATION OF ASSETS	2
PERFORMANCE INFORMATION	3
FEDERAL TAX CONSIDERATIONS	12
INDEPENDENT ACCOUNTANTS	14
FINANCIAL STATEMENTS	F1

  THE INSURANCE COMPANY

  The Travelers Life and Annuity Company (“TLAC”) is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct a life insurance business in all states (except New York) and the District of Columbia and Puerto Rico. The Company is a wholly owned subsidiary of The Travelers Insurance Company, and an indirect wholly owned subsidiary of Citigroup Inc. The Company’s Home Office is located at One City Place, Hartford, Connecticut 06199.

  Citigroup, Inc., is a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. Citigroup’s activities are conducted through the Global Consumer, Global Corporate and Investment Bank, Global Investment Management and Private Banking, and Investment Activities segments.

  State Regulation. The Company is subject to the laws of the State of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the State of Connecticut (the “Commissioner”). An annual statement covering the operations of the Company for the preceding year, as well as its financial condition as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company’s books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

  The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

  The Separate Account. TLAC Variable Annuity Separate Account 2002 meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.

  PRINCIPAL UNDERWRITER

  Travelers Distribution LLC (“TDLLC”) serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. TDLLC’s principal executive offices are located at One Tower Square, Hartford, Connecticut. TDLLC is affiliated with the Company and the Separate Accounts.

  DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

  Under the terms of the Distribution and Principal Underwriting Agreement among TLAC Variable Annuity Separate Account 2002, TDLLC and TLAC, TDLLC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses TDLLC for certain sales and overhead expenses connected with sales functions.

  VALUATION OF ASSETS

  Funding Options: The value of the assets of each Funding Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

  Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

  2

  Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

  Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by “marking to market” (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) “Marking to market” takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

  The Contract Value: The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one valuation period to the next. The net investment factor for a Funding Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:

                   (a) = investment income plus capital gains and losses (whether realized or unrealized);

                   (b) = any deduction for applicable taxes (presently zero); and

                   (c) = the value of the assets of the funding option at the beginning of the valuation period.

  The gross investment rate may be either positive or negative. A Funding Option’s investment income includes any distribution whose ex-dividend date occurs during the valuation period.

  Accumulation Unit Value. The value of the accumulation unit for each Funding Option was initially established at $1.00. The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Funding Option and takes into account the investment performance, expenses and the deduction of certain expenses.

  Annuity Unit Value. The initial Annuity Unit Value applicable to each Funding Option was established at $1.00. An Annuity Unit Value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is 1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

  PERFORMANCE INFORMATION

  From time to time, the Company may advertise several types of historical performance for the Funding Options of the Separate Account. The Company may advertise the “standardized average annual total returns” of the Funding Options available through the Separate Account, calculated in a manner prescribed by the Securities and Exchange Commission, as well as the “nonstandardized total returns,” as described below:

  STANDARDIZED METHOD. Quotations of average annual total returns are computed according to a formula in which a hypothetical initial investment of $1,000 is allocated to the Funding Option, and then related to ending redeemable values over one-, five- and ten-year periods, or for a period covering the time during which the Funding Option has been in existence, if less. If a Funding Option has been in existence for less than one year, the “since inception” total return performance quotations are year-to-date and are not average annual total returns. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). The deduction for the annual contract administrative charge is converted to a percentage of assets based on the actual fee collected, divided by the average net assets per contract sold under the Prospectus to which this SAI relates. Each quotation assumes a total redemption at the en d of each period with any applicable withdrawal charge deducted at that time.

  3

  NONSTANDARDIZED METHOD. Nonstandardized “total returns” will be calculated in a similar manner based on the performance of the Funding Options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. Nonstandardized total returns will not reflect the deduction of the annual contract administrative charge, which, if reflected, would decrease the level of performance shown. The withdrawal charge is not reflected because the Contract is designed for long-term investment.

  For Funding Options that were in existence before they became available under the Separate Account, the nonstandardized average annual total return quotations will reflect the investment performance that such Funding Options would have achieved (reduced by the applicable charges) had they been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance.

  Since this separate account is newly established, there is no standardized performance. Average annual total returns for each of the Funding Options computed according to the nonstandardized methods for the period ending December 31, 2001 are set forth in the following tables.

  4

  VINTAGE ACCESS
  NONSTANDARDIZED PERFORMANCE UPDATE AS OF 12/31/01

		Cumulative Returns
STOCK ACCOUNTS	YTD	1 Year	3 Year	5 Year	10 Year

AIM Variable Insurance Funds
AIM V.I. Premier Equity Fund – Series I	-14.18%	-14.18%	-8.28%	44.72%	-
Alliance Product Series Fund, Inc.
Alliance Growth & Income Portfolio - Class B*	-1.45%	-1.45%	-	-	-
Alliance Premier Growth Portfolio - Class B*	-18.81%	-18.81%	-13.42%	66.09%	-
American Variable Insurance Trust
American Funds Global Growth Fund-Class 2*	-15.89%	-15.89%	12.07%	-	-
American Funds Growth Fund-Class 2*	-19.76%	-19.76%	27.91%	117.70%	288.04%
American Funds Growth-Income Fund-Class 2*	0.62%	0.62%	17.06%	68.07%	199.04%
Franklin Templeton Variable Insurance Products Trust
Franklin Mutual Shares Securities Fund - Class 2*	5.07%	5.07%	6.82%	21.31%	-
Franklin Small Cap Fund - Class 2*	-16.81%	-16.81%	16.75%	-	-
Templeton Foreign Securities Fund - Class 2*	-17.55%	-17.55%	-4.85%	14.28%	-
Greenwich Street Series Fund
Appreciation Portfolio – Class I	-5.75%	-5.75%	2.85%	49.78%	140.65%
Equity Index Portfolio - Class II	-13.98%	-13.98%	-10.07%	48.69%	182.22%
Fundamental Value Portfolio – Class I	-7.02%	-7.02%	32.04%	57.01%	-
Janus Aspen Series
Janus Aspen Aggressive Growth Portfolio - Service Shares*	-40.71%	-40.71%	-12.20%	29.01%	-
Putnam Variable Trust
Putnam VT International Growth Fund - Class IB Shares*	-21.55%	-21.55%	9.41%	-	-
Putnam VT Small Cap Value Fund - Class IB Shares*	17.33%	17.33%	-	-	-
Putnam VT Voyager II Fund - Class IB Shares*	-30.82%	-30.82%	-	-	-
Salomon Brothers Variable Series Fund, Inc.
Capital Fund – Class I	0.03%	0.03%	39.17%	-	-
Investors Fund – Class I	-5.91%	-5.91%	13.49%	-	-
Small Cap Growth Fund – Class I	-8.93%	-8.93%	-	-	-
Smith Barney Investment Series
Smith Barney Large Cap Core Portfolio	-16.11%	-16.11%	-	-	-
Smith Barney Premier Selection All Cap Growth Portfolio	-15.84%	-15.84%	-	-	-
The Travelers Series Trust
Equity Income Portfolio (Fidelity)	-8.33%	-8.33%	1.16%	45.00%	-
Large Cap Portfolio (Fidelity)	-18.85%	-18.85%	-13.51%	39.50%	-
MFS Emerging Growth Portfolio	-37.36%	-37.36%	-14.76%	33.64%	-
MFS Research Portfolio	-23.88%	-23.88%	-14.33%	-	-
Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	-25.17%	-25.17%	-7.63%	17.03%	-
Alliance Growth Portfolio	-14.95%	-14.95%	-11.35%	42.24%	-
Smith Barney Aggressive Growth Portfolio	-5.84%	-5.84%	-	-	-
Smith Barney International All Cap Growth Portfolio	-32.57%	-32.57%	-16.56%	-11.58%	-
Smith Barney Large Cap Growth Portfolio	-14.13%	-14.13%	1.05%	-	-
Smith Barney Large Cap Value Portfolio	-9.93%	-9.93%	-1.18%	33.04%	-
Smith Barney Mid Cap Core Portfolio	-11.65%	-11.65%	-	-	-
Van Kampen Enterprise Portfolio	-22.86%	-22.86%	-20.42%	22.92%	-
  5

Van Kampen Life Investment Trust
Van Kampen LIT Emerging Growth Portfolio	-32.93%	-32.93%	19.35%	91.89%	-
Variable Annuity Portfolios
Smith Barney Small Cap Growth Opportunities Portfolio	-17.77%	-17.77%	19.48%	-	-
Fidelity Variable Insurance Products Fund II
Fidelity VIP Contrafund® Portfolio - Service Class	-14.15%	-14.15%	-4.55%	47.73%	-
Fidelity Variable Insurance Products Fund III
Fidelity VIP Mid Cap Portfolio - Service Class 2*	-5.30%	-5.30%	44.80%	-	-
BOND ACCOUNTS
Greenwich Street Series Trust
Smith Barney Diversified Strategic Income Portfolio	1.32%	1.32%	2.35%	14.05%	50.88%
PIMCO Variable Insurance Trust
PIMCO Total Return Portfolio – Administrative Class	6.83%	6.83%	12.80%	-	-
Travelers Series Fund Inc.
Smith Barney High Income Portfolio	-5.52%	-5.52%	-13.95%	-4.45%	-
Travelers Managed Income Portfolio	4.84%	4.84%	10.51%	23.25%	-
BALANCED ACCOUNTS
Travelers Series Fund Inc.
MFS Total Return Portfolio	-1.84%	-1.84%	13.25%	47.70%	-
MONEY MARKET ACCOUNTS
Travelers Series Fund Inc.
Smith Barney Money Market Portfolio	1.58%	1.58%	8.34%	14.80%	-
Smith Barney Money Market Portfolio - 7 Day Yield	-0.36%
This yield quotation more closely reflects the current earnings of the fund.

  6

  VINTAGE ACCESS
  NONSTANDARDIZED PERFORMANCE UPDATE AS OF 12/31/01 (continued)

	Average Annual Returns
STOCK ACCOUNTS	3 Year	5 Year	10 Year	Inception

AIM Variable Insurance Funds
AIM V.I. Premier Equity Fund – Series I	-2.84%	7.67%	-	11.32%	5/5/93
Alliance Product Series Fund, Inc.
Alliance Growth & Income Portfolio - Class B*	-	-	-	4.17%	6/1/99
Alliance Premier Growth Portfolio - Class B*	-4.69%	10.67%	-	13.78%	6/26/92
American Variable Insurance Trust
American Funds Global Growth Fund-Class 2*	3.72%	-	-	9.25%	4/30/97
American Funds Growth Fund-Class 2*	8.42%	16.37%	14.23%	13.08%	2/8/84
American Funds Growth-Income Fund-Class 2*	5.08%	10.65%	11.06%	11.88%	2/28/85
Franklin Templeton Variable Insurance Products Trust
Franklin Mutual Shares Securities Fund - Class 2*	2.22%	3.94%	-	4.47%	11/8/96
Franklin Small Cap Fund - Class 2*	5.27%	-	-	1.69%	5/1/98
Templeton Foreign Securities Fund - Class 2*	-1.49%	2.69%	-	7.63%	5/1/92
Greenwich Street Series Fund
Appreciation Portfolio – Class I	0.77%	8.23%	8.90%	9.20%	10/16/91
Equity Index Portfolio - Class II	-3.47%	8.25%	10.92%	11.87%	11/30/91
Fundamental Value Portfolio – Class I	9.62%	9.25%	-	12.30%	12/3/93
Janus Aspen Series
Janus Aspen Aggressive Growth Portfolio - Service Shares*	-4.22%	5.07%	-	10.42%	9/13/93
Putnam Variable Trust
Putnam VT International Growth Fund - Class IB Shares*	3.04%	-	-	7.70%	1/2/97
Putnam VT Small Cap Value Fund - Class IB Shares*	-	-	-	15.31%	4/30/99
Putnam VT Voyager II Fund - Class IB Shares*	-	-	-	-42.89%	9/28/00
Salomon Brothers Variable Series Fund, Inc.
Capital Fund – Class I	11.64%	-	-	13.19%	2/17/98
Investors Fund – Class I	4.30%	-	-	5.60%	2/17/98
Small Cap Growth Fund – Class I	-	-	-	11.47%	11/1/99
Smith Barney Investment Series
Smith Barney Large Cap Core Portfolio	-	-	-	-3.47%	9/14/99
Smith Barney Premier Selection All Cap Growth Portfolio	-	-	-	6.08%	9/14/99
The Travelers Series Trust
Equity Income Portfolio (Fidelity)	0.38%	7.71%	-	9.32%	8/30/96
Large Cap Portfolio (Fidelity)	-4.72%	6.88%	-	8.82%	8/30/96
MFS Emerging Growth Portfolio	-5.18%	5.97%	-	6.62%	8/30/96
MFS Research Portfolio	-5.02%	-	-	-2.91%	3/23/98
Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	-2.61%	3.19%	-	3.81%	10/10/95
Alliance Growth Portfolio	-3.93%	7.30%	-	12.90%	6/20/94
Smith Barney Aggressive Growth Portfolio	-	-	-	12.49%	11/1/99
Smith Barney International All Cap Growth Portfolio	-6.05%	-2.64%	-	0.35%	6/20/94
Smith Barney Large Cap Growth Portfolio	0.25%	-	-	5.98%	5/1/98
Smith Barney Large Cap Value Portfolio	-0.61%	5.36%	-	9.26%	6/20/94
Smith Barney Mid Cap Core Portfolio	-	-	-	8.45%	11/1/99
Van Kampen Enterprise Portfolio	-7.32%	4.21%	—	9.56%	6/21/94
  7

Van Kampen Life Investment Trust
Van Kampen LIT Emerging Growth Portfolio	5.82%	13.59%	-	15.24%	7/3/95
Variable Annuity Portfolios
Smith Barney Small Cap Growth Opportunities Portfolio	5.93%	-	-	4.45%	2/7/97
Fidelity Variable Insurance Products Fund II
Fidelity VIP Contrafund® Portfolio - Service Class	-1.54%	8.11%	-	13.74%	1/31/95
Fidelity Variable Insurance Products Fund III
Fidelity VIP Mid Cap Portfolio - Service Class 2*	13.12%	-	-	14.02%	12/29/98
BOND ACCOUNTS
Greenwich Street Series Trust
Smith Barney Diversified Strategic Income Portfolio	61.00%	2.44%	3.83%	3.85%	10/16/91
PIMCO Variable Insurance Trust
PIMCO Total Return Portfolio – Administrative Class	4.09%	-	-	4.72%	12/31/97
Travelers Series Fund Inc.
Smith Barney High Income Portfolio	-4.93%	-1.09%	-	2.56%	6/22/94
Travelers Managed Income Portfolio	3.15%	4.03%	-	4.25%	6/28/94
BALANCED ACCOUNTS
Travelers Series Fund Inc.
MFS Total Return Portfolio	4.23%	8.11%	-	9.62	6/20/94
MONEY MARKET ACCOUNTS
Travelers Series Fund Inc.
Smith Barney Money Market Portfolio	2.70%	2.80%	-	2.81%	6/20/94
Smith Barney Money Market Portfolio - 7 Day Yield	-0.36%
This yield quotation more closely reflects the current earnings of the fund.

  8

  VINTAGE ACCESS
  NONSTANDARDIZED PERFORMANCE UPDATE AS OF 12/31/01 (continued)

	Calendar Year Returns
STOCK ACCOUNTS	2001	2000	1999

AIM Variable Insurance Funds
AIM V.I. Premier Equity Fund – Series I	-16.21%	27.53%	29.95%
Alliance Product Series Fund, Inc.
Alliance Growth & Income Portfolio - Class B*	11.80%	-	-
Alliance Premier Growth Portfolio - Class B*	-18.10%	30.06%	45.63%
American Variable Insurance Trust
American Funds Global Growth Fund-Class 2*	-19.95%	66.85%	26.28%
American Funds Growth Fund-Class 2*	2.52%	54.25%	32.85%
American Funds Growth-Income Fund-Class 2*	6.05%	9.05%	15.83%
Franklin Templeton Variable Insurance Products Trust
Franklin Mutual Shares Securities Fund - Class 2*	11.18%	-8.55%	-1.75%
Franklin Small Cap Fund - Class 2*	-18.06%	71.18%	-
Templeton Foreign Securities Fund - Class 2*	-4.16%	20.97%	7.00%
Greenwich Street Series Fund
Appreciation Portfolio – Class I	-2.23%	11.05%	16.95%
Equity Index Portfolio - Class II	-10.98%	17.43%	26.24%
Fundamental Value Portfolio – Class I	18.28%	19.79%	3.04%
Janus Aspen Series
Janus Aspen Aggressive Growth Portfolio - Service Shares*	-33.03%	121.28%	31.80%
Putnam Variable Trust
Putnam VT International Growth Fund - Class IB Shares*	-11.26%	57.17%	16.30%
Putnam VT Small Cap Value Fund - Class IB Shares*	22.19%	-	-
Putnam VT Voyager II Fund - Class IB Shares*	-	-	-
Salomon Brothers Variable Series Fund, Inc.
Capital Fund – Class I	16.08%	19.85%	-
Investors Fund – Class I	13.14%	6.61%	-
Small Cap Growth Fund – Class I	14.61%	-	-
Smith Barney Investment Series
Smith Barney Large Cap Core Portfolio	-6.91%	-	-
Smith Barney Premier Selection All Cap Growth Portfolio	15.85%	-	-
The Travelers Series Trust
Equity Income Portfolio (Fidelity)	7.14%	3.00%	10.35%
Large Cap Portfolio (Fidelity)	-16.04%	26.95%	33.08%
MFS Emerging Growth Portfolio	-21.59%	73.54%	31.85%
MFS Research Portfolio	-7.30%	21.41%	-
Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	-12.04%	40.34%	15.07%
Alliance Growth Portfolio	-19.72%	29.83%	26.69%
Smith Barney Aggressive Growth Portfolio	13.61%	-	-
Smith Barney International All Cap Growth Portfolio	-25.35%	64.05%	4.28%
Smith Barney Large Cap Growth Portfolio	-8.65%	28.45%	-
Smith Barney Large Cap Value Portfolio	11.03%	-1.82%	7.68%
Smith Barney Mid Cap Core Portfolio	15.75%	-	-
Van Kampen Enterprise Portfolio	-22.71%	-16.38%	23.38%
Van Kampen Life Investment Trust
Van Kampen LIT Emerging Growth Portfolio	15.75%	-	-
Variable Annuity Portfolios
Smith Barney Small Cap Growth Opportunities Portfolio	7.02%	35.08%	-5.57%
  9

Fidelity Variable Insurance Products Fund II
Fidelity VIP Contrafund® Portfolio - Service Class	-13.98%	-8.60%	21.64%
Fidelity Variable Insurance Products Fund III
Fidelity VIP Mid Cap Portfolio - Service Class 2*	4.58%	46.22%	-
BOND ACCOUNTS
Greenwich Street Series Trust
Smith Barney Diversified Strategic Income Portfolio	1.06%	-0.65%	4.01%
PIMCO Variable Insurance Trust
PIMCO Total Return Portfolio – Administrative Class	8.18%	-2.40%	6.64%
Travelers Series Fund Inc.
Smith Barney High Income Portfolio	-9.73%	0.72%	-1.38%
Travelers Managed Income Portfolio	6.01%	-1.02%	3.04%
BALANCED ACCOUNTS
Travelers Series Fund Inc.
MFS Total Return Portfolio	14.51%	0.75%	9.62%
MONEY MARKET ACCOUNTS
Travelers Series Fund Inc.
Smith Barney Money Market Portfolio
Smith Barney Money Market Portfolio - 7 Day Yield

  The inception date is the date that the underlying fund commenced operations. *These funds offer multiple classes of shares. The performance above may reflect the fees and performance of another class of the same fund for periods before the current class existed. If the current class’s 12b-1 fee and other expenses were higher, the performance shown would be lower. They may not be available in every jurisdiction.

  10

  FEDERAL TAX CONSIDERATIONS

  The following description of the federal income tax consequences under this Contract is not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, tax advice may be needed by a person contemplating purchase of an annuity contract and by a contract owner or beneficiary who may make elections under a contract. For further information, please consult a qualified tax adviser.

  Mandatory Distributions for Qualified Plans

  Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan, or a Section 403(b) annuity, attains age 70½ or retires. Minimum annual distributions under an IRA must begin by April 1st of the calendar year in which the contract owner attains 70½ regardless of when he or she retires. Distributions must also begin or be continued according to the minimum distribution rules under the Code following the death of the contract owner or the annuitant.

  Nonqualified Annuity Contracts

  Individuals may purchase tax-deferred annuities without tax law funding limits. The purchase payments receive no tax benefit, deduction or deferral, but increases in the value of the contract are generally deferred from tax until distribution. Generally, if an annuity contract is owned by other than an individual (or an entity such as a trust or other “look-through” entity which owns for an individuals’s benefit), the owner will be taxed each year on the increase in the value of the contract. An exception applies for purchase payments made before March 1, 1986.

  If two or more annuity contracts are purchased from the same insurer within the same calendar year, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

  Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law ..

  In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, Section 72(s) requires that (a) if an owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner’s death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner’s death. These requirements will be considered satisfied as to any portion of an owner’s interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner’s death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced. Special values apply regarding distribution requirements when an annuity is owned by a trust or other entity for the benefit of one or more individuals.

  11

  Individual Retirement Annuities

  To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make deductible contributions to an individual retirement annuity (IRA). The applicable limit ($2,000 per year prior to 2002) has been increased by the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). The limit is $3,000 for calendar years 2002 – 2004, $4,000 for calendar years 2005-2007, and $5,000 for 2008, and will be indexed for inflation in years subsequent to 2008. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the ind ividual limits outlined above.

  The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of up to $40,000 for each participant. The Internal Revenue Services has not reviewed the contract for qualifications as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional enhanced death benefit in the contract comports with IRA qualification requirements.

  SIMPLE Plan IRA Form

  Effective January 1, 1997, employers may establish a savings incentive match plan for employees (“SIMPLE plan”) under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to the applicable limit for the taxable year. The applicable limit was increased under EGTRRA. The applicable limit was increased under EGTRRA to $7,000 for 2002, $8,000 for 2003, $9,000 in 2004, $10,000 in 2005 (which will be indexed for inflation for years after 2005. (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution or a nonelective contribution based on the prescribed formulas for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of pa rticipation, shall be subject to a 25% early withdrawal tax.

  Roth IRAs

  Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations (similar to the annual limits for the traditional IRA’s), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a “traditional” IRA to a Roth IRA will be subject to taxation and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

  Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59½, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59½ (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

  Qualified Pension and Profit-Sharing Plans

  Under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

  Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant’s “investment in the contract” is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.

  The annual limits that apply to the amounts that may be contributed to a defined contribution plan each year were increased by EGTRRA. The maximum total annual limit was increased from $35,000 to $40,000. The limit on employee salary reduction deferrals (commonly referred to as “401(k) contributions”) increase on a graduated basis; $11,000 in 2002, $12,000 in 2003, $13,000 in 2004, $14,000 in 2005 and $15,000 in 2005. The $15,000 annual limit will be indexed for inflation after 2005.

  12

  Section 403(b) Plans

  Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. The annual limits under Code Section 403(b) for employee salary reduction deferrals are increased under the same rules applicable to 401(k) plans ($11,000 in 2002, etc.)

  Code section 403(b)(11) restricts this distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1998; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59½, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

  Federal Income Tax Withholding

  The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:

  1.   Eligible Rollover Distribution from Section 403(b) Plans or Arrangements, from Qualified Pension and Profit-Sharing Plans, or from 457 Plans Sponsored by Governmental Entities

  There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another qualified retirement plan (including a 457 plan sponsored by a governmental entity) but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

    (a)   a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

    (b)   a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

    (c)   a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70½ or as otherwise required by law, or

    (d)   the distribution is a hardship distribution.

  A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and a 10% additional tax penalty may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

  2.   Other Non-Periodic Distributions (full or partial redemptions)

  To the extent not described as requiring 20% withholding in 1 above, the portion of a non-periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

  3.   Periodic Distributions (distributions payable over a period greater than one year)

  The portion of a periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs. As of January 1, 2002, a recipient receiving periodic payments (e.g., monthly or annual payments under an annuity option) which total $15,360 or less per year, will generally be exempt from periodic withholding.

  Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

  13

  Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and cannot elect out of withholding.

  Independent Auditors

  KPMG LLP, One Financial Plaza, Hartford, CT 06103 has been selected as independent auditors to examine and report on the account’s financial statements. However, since TLAC Variable Separate Account 2002 is newly established, there are no financial statements for this account.

  The financial statements and schedules of The Travelers Life and Annuity Company as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been included herein in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports covering the December 31, 2001 financial statements and schedules of The Travelers Life and Annuity Company refer to changes in accounting for derivative instruments and hedging activities and for securitized financial assets.

  14

  PORTFOLIO ARCHITECT ACCESS

  STATEMENT OF ADDITIONAL INFORMATION

  dated

  February 6 , 2003

  for

  TLAC VARIABLE ANNUITY SEPARATE ACCOUNT 2002

  ISSUED BY

  THE TRAVELERS LIFE AND ANNUITY COMPANY

  This Statement of Additional Information (“SAI”) is not a prospectus but relates to, and should be read in conjunction with, the Individual Variable Annuity Contract Prospectus dated February 6, 2003. A copy of the Prospectus may be obtained by writing to The Travelers Life and Annuity Company, Annuity Investor Services, P.O. Box 990026, Hartford, Connecticut 06199-0026, or by calling 1-800-842-8573 or by accessing the Securities and Exchange Commission’s website at http://www.sec.gov.

THE INSURANCE COMPANY	2
PRINCIPAL UNDERWRITER	2
DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT	2
VALUATION OF ASSETS	2
PERFORMANCE INFORMATION	3
FEDERAL TAX CONSIDERATIONS	12
INDEPENDENT ACCOUNTANTS	15
FINANCIAL STATEMENTS	F1

  THE INSURANCE COMPANY

  The Travelers Life and Annuity Company (“TLAC”) is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct a life insurance business in all states (except New York) and the District of Columbia and Puerto Rico. The Company is a wholly owned subsidiary of The Travelers Insurance Company, and an indirect wholly owned subsidiary of Citigroup Inc. The Company’s Home Office is located at One Cityplace, Hartford, Connecticut 06199.

  Citigroup, Inc., is a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. Citigroup’s activities are conducted through the Global Consumer, Global Corporate and Investment Bank, Global Investment Management and Private Banking, and Investment Activities segments.

  State Regulation. The Company is subject to the laws of the State of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the State of Connecticut (the “Commissioner”). An annual statement covering the operations of the Company for the preceding year, as well as its financial condition as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company’s books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

  The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

  The Separate Account. TLAC Variable Annuity Separate Account 2002 meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.

  PRINCIPAL UNDERWRITER

  Travelers Distribution LLC (“TDLLC”) serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. TDLLC’s principal executive offices are located at One Tower Square, Hartford, Connecticut. TDLLC is affiliated with the Company and the Separate Account.

  DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

  Under the terms of the Distribution and Principal Underwriting Agreement among TLAC Variable Annuity Separate Account 2002, TDLLC and TLAC, TDLLC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses TDLLC for certain sales and overhead expenses connected with sales functions.

  VALUATION OF ASSETS

  Funding Options: The value of the assets of each Funding Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

  Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

  Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

  2

  Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by “marking to market” (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) “Marking to market” takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

  The Contract Value: The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one valuation period to the next. The net investment factor for a Funding Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:

                   (a) = investment income plus capital gains and losses (whether realized or unrealized);

                   (b) = any deduction for applicable taxes (presently zero); and

                   (c) = the value of the assets of the funding option at the beginning of the valuation period.

  The gross investment rate may be either positive or negative. A Funding Option’s investment income includes any distribution whose ex-dividend date occurs during the valuation period.

  Accumulation Unit Value. The value of the accumulation unit for each Funding Option was initially established at $1.00. The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Funding Option and takes into account the investment performance, expenses and the deduction of certain expenses.

  Annuity Unit Value. The initial Annuity Unit Value applicable to each Funding Option was established at $1.00. An Annuity Unit Value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is 1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

  PERFORMANCE INFORMATION

  From time to time, the Company may advertise several types of historical performance for the Funding Options of the Separate Account. The Company may advertise the “standardized average annual total returns” of the Funding Options available through the Separate Account, calculated in a manner prescribed by the Securities and Exchange Commission, as well as the “nonstandardized total returns,” as described below:

  STANDARDIZED METHOD. Quotations of average annual total returns are computed according to a formula in which a hypothetical initial investment of $1,000 is allocated to the Funding Option, and then related to ending redeemable values over one-, five- and ten-year periods, or for a period covering the time during which the Funding Option has been in existence, if less. If a Funding Option has been in existence for less than one year, the “since inception” total return performance quotations are year-to-date and are not average annual total returns. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). The deduction for the annual contract administrative charge is converted to a percentage of assets based on the actual fee collected, divided by the average net assets per contract sold under the Prospectus to which this SAI relates. Each quotation assumes a total redemption at the en d of each period with any applicable withdrawal charge deducted at that time.

  3

  NONSTANDARDIZED METHOD. Nonstandardized “total returns” will be calculated in a similar manner based on the performance of the Funding Options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. Nonstandardized total returns will not reflect the deduction of the annual contract administrative charge, which, if reflected, would decrease the level of performance shown. The withdrawal charge is not reflected because the Contract is designed for long-term investment.

  For Funding Options that were in existence before they became available under the Separate Account, the nonstandardized average annual total return quotations will reflect the investment performance that such Funding Options would have achieved (reduced by the applicable charges) had they been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance.

  Since this separate account is newly established, there is no standardized performance. Average annual total returns for each of the Funding Options computed according to the nonstandardized methods for the period ending December 31, 2001 are set forth in the following tables.

  4

  PORTFOLIO ARCHITECT ACCESS
  NONSTANDARDIZED PERFORMANCE UPDATE AS OF 12/31/01

		Cumulative Returns

STOCK ACCOUNTS	YTD	1 Year	3 Year	5 Year	10 Year

AIM Variable Insurance Funds
AIM V.I. Premier Equity Fund – Series I	-14.18%	-14.18%	-8.28%	44.72%	—
Alliance Product Series Fund, Inc.
Alliance Premier Growth Portfolio - Class B*	-18.93%	-18.93%	-14.07%	64.03%	—
Capital Appreciation Fund	-27.45%	-27.45%	-16.45%	64.77%	238.42%
Credit Suisse Trust
Credit Suisse Emerging Markets Portfolio	-11.31%	-11.31%	6.14%	—	—
Delaware VIP Trust
VIP REIT Series – Standard Class	6.78%	6.78%	31.65%	—	—
Dreyfus Variable Investment Fund
Appreciation Portfolio – Initial Shares	-10.98%	-10.98%	-5.00%	52.78%	—
Small Cap Portfolio – Initial Shares
Franklin Templeton Variable Insurance Products Trust
Franklin Mutual Shares Securities Fund - Class 2*	5.07%	5.07%	6.82%	21.31%	—
Templeton Growth Securities Fund - Class 2	-3.13%	-3.13%	14.47%	13.95%	—
Greenwich Street Series Fund
Emerging Growth Fund– Class I	-7.06%	-7.06%	139.36%	236.80	—
Equity Index Portfolio - Class II	-13.98%	-13.98%	-10.07%	48.69%	182.22%
Growth and Income Fund – Class I	-21.38%	-21.38%	-38.58%	-23.89%	36.38%
Janus Aspen Series
Balanced Portfolio - Service Shares	-6.66%	-6.66%	12.47%	77.71%	—
Global Life Sciences Portfolio – Service Shares	-18.29%	-18.29%	—	—	—
Global Technology Portfolio – Service Shares	-38.48%	-38.48%	—	—	—
Worldwide Growth Portfolio – Service Shares*	-24.05%	-24.05%	1.13%	53.48%	—
Putnam Variable Trust
Putnam VT International Growth Fund - Class IB Shares*	-21.55%	-21.55%	9.41%	—	—
Putnam VT Small Cap Value Fund - Class IB Shares*	17.33%	17.33%	—	—	—
Putnam VT Voyager II Fund - Class IB Shares*	-30.82%	-30.82%	—	—	—
Salomon Brothers Variable Series Fund, Inc.
Capital Fund – Class I	0.03%	0.03%	39.17%	—	—
Investors Fund – Class I	-5.91%	-5.91%	13.49%	—	—
Small Cap Growth Fund – Class I	-8.93%	-8.93%	—	—	—
The Travelers Series Trust
Disciplined Mid Cap Stock Portfolio	-5.79%	-5.79%	20.14%	—	—
Equity Income Portfolio (Fidelity)	-8.33%	-8.33%	1.16%	45.00%	—
Federated High Yield Portfolio	0.07%	0.07%	-8.68%	6.35%
Federated Stock Portfolio	-0.20	$0.20%	5.14%	58.60%
Large Cap Portfolio (Fidelity)	-18.85%	-18.85%	-13.51%	39.50%	—
Lazard International Stock Portfolio	-27.55%	-27.55%	-24.70%	-11.37%
MFS Emerging Growth Portfolio	-37.36%	-37.36%	-14.76%	33.64%	—
MFS Mid Cap Growth Portfolio	-25.08%	-25.08%	29.65%	—	—
MFS Research Portfolio	-23.88%	-23.88%	-14.33%	—	—
Travelers Quality Bond Portfolio	5.16%	5.16%	9.59%	22.76%
  5

Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	-25.17%	-25.17%	-7.63%	17.03%	—
Alliance Growth Portfolio	-14.95%	-14.95%	-11.35%	42.24%	—
Van Kampen Life Investment Trust
Van Kampen LIT Comstock Portfolio- Class II	-4.59%	-4.59%	-	—
Van Kampen LIT Enterprise Portfolio- Class II	-22.09%	-22.09%	-19.42%	26.82%	123.73%
Fidelity Variable Insurance Products Fund II
Fidelity VIP Contrafund® Portfolio - Service Class	-14.08%	-14.08%	-4.23%	48.80%	—
Fidelity Variable Insurance Products Fund III
Dynamic Capital Appreciation Portfolio - Service Class 2	-28.08%	-28.08%	—	—	—
Fidelity VIP Mid Cap Portfolio - Service Class 2*	-5.30%	-5.30%	44.80%	—	—
BOND ACCOUNTS
PIMCO Variable Insurance Trust
PIMCO Total Return Portfolio – Administrative Class	6.83%	6.83%	12.80%	—	—
Travelers Series Fund Inc.
Putnam Diversified Income Portfolio	2.57%	2.57%	0.06%	5.06%	—
BALANCED ACCOUNTS
Travelers Series Fund Inc.
MFS Total Return Portfolio	-1.84%	-1.84%	13.25%	47.70%	—
MONEY MARKET ACCOUNTS
The Travelers Series Trust
Money Market Portfolio	1.87%	1.87%	9.45%	16.39%	24.93%
Money Market Portfolio - 7 Day Yield	-0.36%
This yield quotation more closely reflects the current earnings of this fund.
  6

  PORTFOLIO ARCHITECT ACCESS
  NONSTANDARDIZED PERFORMANCE UPDATE AS OF 12/31/01 (continued)

	Average Annual Returns

STOCK ACCOUNTS	3 Year	5 Year	10 Year	Inception

AIM Variable Insurance Funds
AIM V.I. Premier Equity Fund – Series I	-2.84%	7.67%	—	11.32%	5/5/1993
Alliance Product Series Fund, Inc.
Alliance Premier Growth Portfolio - Class B*	-4.92%	10.40%	—	13.49%	6/26/1992
Capital Appreciation Fund	-5.70%	10.50%	12.95%	8.55%	5/16/1983
Credit Suisse Trust
Credit Suisse Emerging Markets Portfolio	2.00%	—	—	-3.31%	12/31/1997
Delaware VIP Trust
VIP REIT Series – Standard Class	9.59%	—	—	4.73%	5/6/1998
Dreyfus Variable Investment Fund
Appreciation Portfolio – Initial Shares	-1.69%	8.84%	—	11.69%	4/5/1993
Small Cap Portfolio – Initial Shares	7.41%	6.14%	19.12%	26.90%	8/31/1990
Franklin Templeton Variable Insurance Products Trust
Franklin Mutual Shares Securities Fund - Class 2*	2.22%	3.94%	—	4.47%	11/8/1996
Templeton Growth Securities Fund - Class 2	4.60%	2.64%	—	5.56%	3/15/1994
Greenwich Street Series Fund
Emerging Growth Fund– Class I	33.73%	27.47%	—	22.16%	12/3/1993
Equity Index Portfolio - Class II	-3.47%	8.25%	10.92%	11.87%	11/30/1991
Growth and Income Fund – Class I	-14.98%	-5.31%	3.15%	3.19%	10/16/1991
Janus Aspen Series
Balanced Portfolio - Service Shares	3.99%	12.18%	—	12.30%	9/13/1993
Global Life Sciences Portfolio – Service Shares	—	—	—	-13.84%	1/18/2000
Global Technology Portfolio – Service Shares	—	—	—	-37.58%	1/18/2000
Worldwide Growth Portfolio – Service Shares*	0.37%	8.94%	—	13.54%	9/13/1993
Putnam Variable Trust
Putnam VT International Growth Fund - Class IB Shares*	3.04%	—	—	7.70%	1/2/1997
Putnam VT Small Cap Value Fund - Class IB Shares*	—	—	—	15.31	4/30/1999
Putnam VT Voyager II Fund - Class IB Shares*	—	—	—	-42.89%	9/28/2000
Salomon Brothers Variable Series Fund, Inc.
Capital Fund – Class I	11.64%	—	—	13.19%	2/17/1998
Investors Fund – Class I	4.30%	—	—	5.60%	2/17/1998
Small Cap Growth Fund – Class I	—	—	—	11.47%	11/1/1999
The Travelers Series Trust
Disciplined Mid Cap Stock Portfolio	6.30%	—	—	13.53%	4/1/1997
Equity Income Portfolio (Fidelity)	0.38%	7.71%	—	9.32%	8/30/1996
Federated High Yield Portfolio	-2.98%	1.24%	—	2.44%	8/30/1996
Federated Stock Portfolio	1.68%	9.66%	—	11.31%	8/30/1996
Large Cap Portfolio (Fidelity)	-4.72%	6.88%	—	8.82%	8/30/1996
Lazard International Stock Portfolio	-9.02%	-2.38%	—	-0.97%	8/1/1996
MFS Emerging Growth Portfolio	-5.18%	5.97%	—	6.62%	8/30/1996
MFS Mid Cap Growth Portfolio	9.03%	—	—	6.87%	3/23/1998
MFS Research Portfolio	-5.02%	—	—	-2.91%	3/23/1998
Travelers Quality Bond Portfolio	3.10%	4.18%	—	4.47%	8/30/1996
  7

Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	-2.61%	3.19%	—	3.81%	10/10/1995
Alliance Growth Portfolio	-3.93%	7.30%	—	12.90%	6/20/1994
Van Kampen Life Investment Trust
Van Kampen LIT Comstock Portfolio- Class II	—	—	—	4.77%	5/1/1999
Van Kampen LIT Enterprise Portfolio- Class II	-6.94%	4.86%	8.38%	7.74%	4/7/1986
Fidelity Variable Insurance Products Fund II
Fidelity VIP Contrafund® Portfolio - Service Class	-1.54%	8.11%	—	13.74%	1/31/1995
Fidelity Variable Insurance Products Fund III
Dynamic Capital Appreciation Portfolio - Service Class 2	—	—	—	-31.91%	9/26/2000
Fidelity VIP Mid Cap Portfolio - Service Class 2	13.12%	—	—	14.02%	12/29/1998
BOND ACCOUNTS
PIMCO Variable Insurance Trust
PIMCO Total Return Portfolio – Administrative Class	4.09%	—	—	4.72%	12/31/1997
Travelers Series Fund Inc.
Putnam Diversified Income Portfolio	0.02%	0.99%	—	3.55%	6/20/1994
BALANCED ACCOUNTS
Travelers Series Fund Inc.
MFS Total Return Portfolio	4.23%	8.11%	—	9.62%	6/20/1994
MONEY MARKET ACCOUNTS
The Travelers Series Trust
Money Market Portfolio	3.05%	3.08%	2.25%	3.14%	12/31/1987
Money Market Portfolio - 7 Day Yield	-0.36%
This yield quotation more closely reflects the current earnings of this fund.
  8

  PORTFOLIO ARCHITECT ACCESS
  NONSTANDARDIZED PERFORMANCE UPDATE AS OF 12/31/01 (continued)

	Calendar Year Returns

STOCK ACCOUNTS	2001	2000	1999

Capital Appreciation Fund	-23.31%	50.71%	58.68%
AIM Variable Insurance Funds
AIM V.I. Premier Equity Fund – Series I	-16.21%	27.53%	29.95%
Alliance Product Series Fund, Inc.
Alliance Premier Growth Portfolio - Class B*	-18.10%	30.06	45.63%
Credit Suisse Trust
Credit Suisse Emerging Markets Portfolio	-32.80%	78.10%	-17.65%
Delaware VIP Trust
VIP REIT Series – Standard Class	28.96%	-4.40%	-
Dreyfus Variable Investment Fund
Appreciation Portfolio – Initial Shares	-2.46%	9.42%	27.92%
Small Cap Portfolio – Initial Shares	11.25%	20.90%	-5.14%
Franklin Templeton Variable Insurance Products Trust
Franklin Mutual Shares Securities Fund - Class 2*	11.18%	-8.55%	-1.75%
Templeton Growth Securities Fund - Class 2	-0.38%	18.63%	-10.66%
Greenwich Street Series Fund
Emerging Growth Fund– Class I	27.25%	102.40%	34.50%
Equity Index Portfolio - Class II	-10.98%	17.43%	26.24%
Growth and Income Fund – Class I	-25.75%	5.22%	10.09%
Janus Aspen Series
Balanced Portfolio - Service Shares	-3.17%	24.43%	31.82%
Global Life Sciences Portfolio – Service Shares	—	—	—
Global Technology Portfolio – Service Shares	—	—	—
Worldwide Growth Portfolio – Service Shares*	—	—	—
Putnam Variable Trust
Putnam VT International Growth Fund - Class IB Shares*	-11.26%	57.17%	16.30%
Putnam VT Small Cap Value Fund - Class IB Shares*	22.19%	—	—
Putnam VT Voyager II Fund - Class IB Shares*	—	—	—
Salomon Brothers Variable Series Fund, Inc.
Capital Fund – Class I	16.08%	19.85%	—
Investors Fund – Class I	13.14%	6.61%	—
Small Cap Growth Fund – Class I	14.61%	—	—
The Travelers Series Trust
Disciplined Mid Cap Stock Portfolio	14.49%	11.39%	14.78%
Equity Income Portfolio (Fidelity)	7.14%	3.00%	10.35%
Federated High Yield Portfolio	-9.38%	1.21%	2.80%
Federated Stock Portfolio	1.88%	3.41%	15.68%
Large Cap Portfolio (Fidelity)	-16.04%	26.95%	33.08%
Lazard International Stock Portfolio	-13.01%	19.48%	10.59%
MFS Emerging Growth Portfolio	-21.59%	73.54%	31.85%
MFS Mid Cap Growth Portfolio	7.36%	61.18%	—
MFS Research Portfolio	-7.30%	21.41%	—
Travelers Quality Bond Portfolio	5.02%	0.76%	6.50%
Travelers Series Fund Inc.
AIM Capital Appreciation Portfolio	-12.04%	40.34%	15.07%
Alliance Growth Portfolio	-19.72%	29.83%	26.69%
  9

Van Kampen Life Investment Trust
Van Kampen LIT Comstock Portfolio- Class II	27.20%	—	—
Van Kampen LIT Enterprise Portfolio- Class II	-16.29%	23.55%	22.67%
Fidelity Variable Insurance Products Fund II
Fidelity VIP Contrafund® Portfolio - Service Class	-8.53%	21.87%	27.56%
Fidelity Variable Insurance Products Fund III
Dynamic Capital Appreciation Portfolio - Service Class 2	—	—	—
Fidelity VIP Mid Cap Portfolio - Service Class 2*	4.58%	46.22%	—
BOND ACCOUNTS
PIMCO Variable Insurance Trust
PIMCO Total Return Portfolio – Administrative Class	8.18%	-2.40%	6.64%
Travelers Series Fund Inc.
Putnam Diversified Income Portfolio	%	-9.60%	0.50%
BALANCED ACCOUNTS
Travelers Series Fund Inc.
MFS Total Return Portfolio	14.51%	0.75%	9.62%
MONEY MARKET ACCOUNTS
The Travelers Series Trust
Money Market Portfolio	4.26%	3.05%	3.12%
Money Market Portfolio - 7 Day Yield	-0.36%
This yield quotation more closely reflects the current earnings of this fund
  10

  FEDERAL TAX CONSIDERATIONS

  The following description of the federal income tax consequences under this Contract is not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, tax advice may be needed by a person contemplating purchase of an annuity contract and by a contract owner or beneficiary who may make elections under a contract. For further information, please consult a qualified tax adviser.

  Mandatory Distributions for Qualified Plans

  Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan, or a Section 403(b) annuity, attains age 70½ or retires. Minimum annual distributions under an IRA must begin by April 1st of the calendar year in which the contract owner attains 70½ regardless of when he or she retires. Distributions must also begin or be continued according to the minimum distribution rules under the Code following the death of the contract owner or the annuitant.

  Nonqualified Annuity Contracts

  Individuals may purchase tax-deferred annuities without tax law funding limits. The purchase payments receive no tax benefit, deduction or deferral, but increases in the value of the contract are generally deferred from tax until distribution. Generally, if an annuity contract is owned by other than an individual (or an entity such as a trust or other “look-through” entity which owns for an individuals’s benefit), the owner will be taxed each year on the increase in the value of the contract. An exception applies for purchase payments made before March 1, 1986.

  If two or more annuity contracts are purchased from the same insurer within the same calendar year, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

  Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law ..

  In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, Section 72(s) requires that (a) if an owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner’s death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner’s death. These requirements will be considered satisfied as to any portion of an owner’s interest which is payable to or for the benefit of a designated beneficiary and which is dist ributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner’s death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced. Special values apply regarding distribution requirements when an annuity is owned by a trust or other entity for the benefit of one or more individuals.

  Individual Retirement Annuities

  To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make deductible contributions to an individual retirement annuity (IRA). The applicable limit ($2,000 per year prior to 2002) has been increased by the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). The limit is $3,000 for calendar years 2002 – 2004, $4,000 for calendar years 2005-2007, and $5,000 for 2008, and will be indexed for inflation in years subsequent to 2008. There are certain limits on the deductible amount based on the adjusted gross

  11

  income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

  The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of up to $40,000 for each participant. The Internal Revenue Services has not reviewed the contract for qualifications as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional enhanced death benefit in the contract comports with IRA qualification requirements.

  SIMPLE Plan IRA Form

  Effective January 1, 1997, employers may establish a savings incentive match plan for employees (“SIMPLE plan”) under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to the applicable limit for the taxable year. The applicable limit was increased under EGTRRA. The applicable limit was increased under EGTRRA to $7,000 for 2002, $8,000 for 2003, $9,000 in 2004, $10,000 in 2005 (which will be indexed for inflation for years after 2005. (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution or a nonelective contribution based on the prescribed formulas for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of pa rticipation, shall be subject to a 25% early withdrawal tax.

  Roth IRAs

  Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations (similar to the annual limits for the traditional IRA’s), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a “traditional” IRA to a Roth IRA will be subject to taxation and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

  Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59½, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59½ (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

  Qualified Pension and Profit-Sharing Plans

  Under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

  Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant’s “investment in the contract” is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.

  The annual limits that apply to the amounts that may be contributed to a defined contribution plan each year were increased by EGTRRA. The maximum total annual limit was increased from $35,000 to $40,000. The limit on employee salary reduction deferrals (commonly referred to as “401(k) contributions”) increase on a graduated basis; $11,000 in 2002, $12,000 in 2003, $13,000 in 2004, $14,000 in 2005 and $15,000 in 2005. The $15,000 annual limit will be indexed for inflation after 2005.

  Section 403(b) Plans

  Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. The annual limits under Code Section 403(b) for employee salary reduction deferrals are increased under the same rules applicable to 401(k) plans ($11,000 in 2002, etc.)

  12

  Code section 403(b)(11) restricts this distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1998; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59½, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

  Federal Income Tax Withholding

  The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:

  1.   Eligible Rollover Distribution from Section 403(b) Plans or Arrangements, from Qualified Pension and Profit-Sharing Plans, or from 457 Plans Sponsored by Governmental Entities

  There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another qualified retirement plan (including a 457 plan sponsored by a governmental entity) but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

    (a)   a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

    (b)   a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

    (c)   a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70½ or as otherwise required by law, or

    (d)   the distribution is a hardship distribution.

  A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and a 10% additional tax penalty may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

  2.   Other Non-Periodic Distributions (full or partial redemptions)

  To the extent not described as requiring 20% withholding in 1 above, the portion of a non-periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

  3.   Periodic Distributions (distributions payable over a period greater than one year)

  The portion of a periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs. As of January 1, 2002, a recipient receiving periodic payments (e.g., monthly or annual payments under an annuity option) which total $15,360 or less per year, will generally be exempt from periodic withholding.

  Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

  Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and cannot elect out of withholding.

  13

  Independent Auditors

  KPMG LLP, One Financial Plaza, Hartford, CT 06103 has been selected as independent auditors to examine and report on the account’s financial statements. However, since TLAC Variable Separate Account 2002 is newly established, there are no financial statements for this account.

  The financial statements and schedules of The Travelers Life and Annuity Company as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been included herein in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports covering the December 31, 2001 financial statements and schedules of The Travelers Life and Annuity Company refer to changes in accounting for derivative instruments and hedging activities and for securitized financial assets.

  14

  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
  Washington, D.C. 20549

  FORM 10-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2001

  OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from        to

  (Commission file number ) 33-58677

  The Travelers Life and Annuity Company
  (Exact name of registrant as specified in its charter)

Connecticut (State or other jurisdiction of incorporation or organization)	06-0904249 (I.R.S. Employer Identification No.)

  One Tower Square, Hartford, Connecticut 06183
  (Address of principal executive offices) (Zip Code)

  (860) 277-0111
  (Registrants telephone number, including area code)

               Securities registered pursuant to Section 12(b) of the Act: None

               Securities registered pursuant to Section 12(g) of the Act: None

               Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [  ]

               Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrants knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes [x] No [  ]

               At February 28, 2002, there were outstanding 30,000 shares of common stock, par value $100 per share, of the registrant, all of which were owned by The Travelers Insurance Company, an indirect wholly owned subsidiary of Citigroup Inc.

  REDUCED DISCLOSURE FORMAT

               The registrant meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K and is therefore filing this Form with the reduced disclosure format.

  DOCUMENTS INCORPORATED BY REFERENCE: NONE

  THE TRAVELERS LIFE AND ANNUITY

  PART I

Item 1.	Business.

  GENERAL

  The Travelers Life and Annuity Company (TLAC or the Company) is a wholly owned subsidiary of The Travelers Insurance Company (TIC), an indirect wholly owned subsidiary of Citigroup Inc. (Citigroup). Citigroup is a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. The periodic reports of Citigroup provide additional business and financial information concerning that company and its consolidated subsidiaries. On February 4, 2002, the Travelers Insurance Group Inc. (TIGI), TICs parent at December 31, 2001, changed its name to Travelers Property Casualty Corp. (TPC). TPC has filed a registration statement on Form S-1, relating to an offering of common stock and other securities, with the Securities and Exchange Commission on February 8, 2002. At the time of such offering, it is expected that TIC will no longer be a subsidiary of TPC, but will remain an indirect wholly owned subsidiary of Citigroup. See Note 13 of Notes to Financial Statements.

  The Company is a stock insurance company chartered in 1973 in the State of Connecticut and has been continuously engaged in the insurance business since that time. The Company is licensed to conduct life and annuity insurance business in all the states except New York. The Company is also licensed to conduct life and annuity insurance business in the District of Columbia and Puerto Rico.

  The Company offers fixed and variable deferred annuities and individual life insurance to individuals and small businesses. The Company commenced writing individual life and deferred annuity business in 1995. These products are distributed primarily through two affiliated channels, Salomon Smith Barney (SSB) and Primerica Financial Services (Primerica), and two non-affiliated channels, a nationwide network of independent financial professionals and independent wirehouses and broker-dealers. In addition, the Company distributes these products through CitiStreet Retirement Services and Citibank, N.A. (Citibank), also affiliates of the Company. The majority of the annuity business and a substantial portion of the individual life business written by the Company are accounted for as investment contracts, with the result that the deposits collected from contractholders are reported as liabilities and are not included in revenues.

  The Company has assets held in a separate account related to reserves on structured settlement contracts that provide guarantees for the contractholders independent of the investment performance of the separate account assets. The assets held in this separate account are owned by the Company and contractholders do not share in their investment performance. These contracts were purchased by the property casualty affiliates of the Company in connection with the settlement of certain of their policyholder obligations. Effective April 1998, the Company no longer writes structured settlement contracts.

  INSURANCE REGULATIONS

  Insurance Regulatory Information System

  The National Association of Insurance Commissioners (NAIC) Insurance Regulatory Information System (IRIS) was developed to help state regulators identify companies that may require special attention. The IRIS system consists of a statistical phase and an analytical phase whereby financial examiners review annual statements and financial ratios. The statistical phase consists of 12 key financial ratios based on year-end data that are generated from the NAIC database annually; each ratio has an established usual range of results. These ratios assist state insurance departments in executing their statutory mandate to oversee the financial condition of insurance companies.

  A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial. Generally, an insurance company will become subject to regulatory scrutiny if it falls outside the usual ranges for four or more of the ratios. Prior to codification of statutory accounting principles effective in 2001, 15% of the companies included in the IRIS system were expected by the NAIC, in normal years, to be outside the usual range on four or more ratios.

  In 2000, four of the Companys IRIS ratios had fallen outside of the usual range due to growth in sales of deferred annuities. For 2000, the regulators have been satisfied upon follow-up that there was no solvency problem. In 2001, the same four ratios have fallen outside of the usual range and management believes that the resolution in the current year would be the same, however no assurances at this time can be given that such resolution will be the same as in prior years. This statement is a forward-looking statement within the meaning of the Private Securities Litigation Reform Act. See Forward-Looking Statements on page 8. No regulatory action has been taken by any state insurance department or the NAIC with respect to IRIS ratios of the Company during the two years ended December 31, 2001.

  Risk-Based Capital (RBC) Requirements

  In order to enhance the regulation of insurer solvency, the NAIC adopted a formula and model law to implement RBC requirements for most life and annuity insurance companies, which are designed to determine minimum capital requirements and to raise the level of protection that statutory surplus provides for policyholder obligations. For this purpose, an insurers total adjusted capital is measured in relation to its specific asset and liability profiles. A companys risk-based capital is calculated by applying factors to various asset, premium and reserve items, where the factor is higher for those items with greater underlying risk and lower for less risky items.

  The RBC formula for life insurers measures four major areas of risk:

        asset risk (i.e., the risk of asset default),
        insurance risk (i.e., the risk of adverse mortality and morbidity experience), interest rate risk (i.e., the risk of loss due to changes in interest rates) and business risk (i.e., normal business and management risk).

  Under laws adopted by the states, insurers having less total adjusted capital than that required by the RBC calculation will be subject to varying degrees of regulatory action, depending upon the level of capital inadequacy.

  The RBC law provides for four levels of regulatory action as defined by the NAIC. The extent of regulatory intervention and action increases as the level of total adjusted capital to RBC falls. The first level, the company action level, requires an insurer to submit a plan of corrective actions to the regulator if total adjusted capital falls below 200% of the RBC amount. The second level, the regulatory action level, requires an insurer to submit a plan containing corrective actions and requires the relevant insurance commissioner to perform an examination or other analysis and issue a corrective order if total adjusted capital falls below 150% of the RBC amount. The third level, the authorized control level, authorizes the relevant commissioner to take whatever regulatory actions are considered necessary to protect the best interest of the policyholders and creditors of the insurer which may include the actions necessary to cause the insurer to be placed under regulatory control, i.e., rehabilitation or liquidation, if total adjusted capital falls below 100% of the RBC amount. The fourth level, the mandatory control level, requires the relevant insurance commissioner to place the insurer under regulatory control if total adjusted capital falls below 70% or the RBC amount.

  The formulas have not been designed to differentiate among adequately capitalized companies, which operate with higher levels of capital. Therefore, it is inappropriate and ineffective to use the formula to rate or rank companies. At December 31, 2001, the Company had total adjusted capital in excess of amounts requiring company action or any level of regulatory action at any prescribed RBC level.

  Insurance Regulation Concerning Dividends

  The Company is domiciled in the State of Connecticut. The insurance holding company law of Connecticut requires notice to, and approval by, the State of Connecticut Insurance Department for the declaration or payment of any dividend which, together with other distributions made within the preceding twelve months, exceeds the greater of (i) 10% of the insurers surplus or (ii) the insurers net gain from operations for the twelve-month period ending on the preceding December 31st, in each case determined in accordance with statutory accounting practices. Such declaration or payment is further limited by adjusted unassigned funds (surplus), as determined in accordance with statutory accounting practices. The Company does not have surplus available to pay dividends to TIC in 2002 without prior approval of the State of Connecticut Insurance Department.

Item 2.	Properties.

  The Companys executive offices are located in Hartford, Connecticut. TIC owns buildings containing approximately 1.4 million square feet of office space located in Hartford serving as the home office for the Company, TIC and its property casualty affiliates. The Company reimburses TIC for use of this space on a cost allocation method based generally on estimated usage by department.

  Management believes that these facilities are suitable and adequate for the Companys current needs. (See Note 13 of Notes to Financial Statements for additional information regarding these facilities).

  The foregoing discussion does not include information on investment properties.

Item 3.	Legal Proceedings.

  In the ordinary course of business, the Company is a defendant or co-defendant in various litigation matters incidental to and typical of the businesses in which it is engaged. In the opinion of the Companys management, the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity. This statement is a forward-looking statement within the meaning of the Private Securities Litigation Reform Act. See Forward-Looking Statements on page 8.

Item 4.	Submission of Matters to a Vote of Security Holders.

  Omitted pursuant to General Instruction I(2)(c) of Form 10-K.

  PART II

Item 5.	Market for Registrants Common Equity and Related Stockholder Matters.

  The Company has 100,000 authorized shares of common stock, of which 30,000 are issued and outstanding as of December 31, 2001. All outstanding shares of the Companys common stock are held by TIC, and there exists no established public trading market for the common stock of the Company. The Company did not pay dividends in 2001 or 2000. See Note 6 of Notes to Financial Statements for dividend restrictions.

Item 6.	Selected Financial Data.

  Omitted pursuant to General Instruction I(2)(a) of Form 10-K.

Item 7.	Managements Discussion and Analysis of Financial Condition and Results of Operations.

  Managements narrative analysis of the results of operations is presented in lieu of Managements Discussion and Analysis of Financial Condition and Results of Operations, pursuant to General Instruction I(2)(a) of Form 10-K.

  On February 4, 2002 the Travelers Insurance Group Inc. (TIGI), TICs parent at December 31, 2001, changed its name to Travelers Property Casualty Corp. (TPC). TPC has filed a registration statement on Form S-1, relating to an offering of common stock and other securities, with the Securities and Exchange Commission on February 8, 2002. At the time of such offering, it is expected that TIC will no longer be a subsidiary of TPC, but will remain an indirect wholly owned subsidiary of Citigroup Inc. (Citigroup). See Note 13 of Notes to Financial Statements.

  Significant Accounting Policies

  The financial statements contain a summary of the Companys significant accounting policies, including a discussion of recently-issued accounting pronouncements. Certain of these policies are considered to be important to the portrayal of the Companys financial condition since they require management to make difficult, complex or subjective judgements, some of which may relate to matters that are inherently uncertain. These polices include valuation of financial instruments where no ready market exists and insurance policy and claims reserves. Additional information about these policies can be found in Note 1 of Notes to Financial Statements.

  Investments

  Fixed maturities include bonds, notes and redeemable preferred stocks. Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. Fixed maturities, including instruments subject to securities lending agreements (see Note 2 of Notes to Financial Statements), are classified as available for sale and are reported at fair value, with unrealized investment gains and losses, net of income taxes, credited or charged directly to shareholders equity.

  Future Policy Benefits

  Future policy benefits represent liabilities for future insurance policy benefits. Benefit reserves for life insurance policies and annuities have been computed based upon mortality, morbidity, persistency and interest assumptions applicable to these coverages, which range from 2.5% to 7.8%, including adverse deviation. These assumptions consider Company experience and industry standards. The assumptions vary by plan, age at issue, year of issue and duration. Appropriate recognition has been given to experience rating and reinsurance.

  Deferred Acquisition Costs

  Costs of acquiring individual life insurance and annuity business, principally commissions and certain expenses related to policy issuance, underwriting and marketing, all of which vary with and are primarily related to the production of new business, are deferred. Acquisition costs relating to traditional life insurance, including term insurance, are amortized in relation to anticipated premiums. Universal life costs are amortized in relation to estimated gross profits, and annuity contracts employ a level yield method. A 15 to 20-year amortization period is used for life insurance, and a 7 to 20-year period is employed for annuities. Deferred acquisition costs are reviewed periodically for recoverability to determine if any adjustment is required. Adjustments, if any, are charged to income.

  Premiums

  Premiums are recognized as revenues when due.

  RESULTS OF OPERATIONS ($ in millions)

For the years ended December 31,	2001	2000

Revenues	$503.9	$377.7
Net income (1)	$115.1	$90.9

(1)	Includes net realized investment gains (losses) of $16.9 million and $(4.8) million in 2001 and 2000, respectively.

  Net income was $115.1 million and $90.9 million in 2001 and 2000, respectively. Operating income, defined as income before net realized gains or losses on investments, was $98.2 million and $95.7 million in 2001 and 2000, respectively. The year over year increase in operating income was attributable to strong business volumes and the related investment income. The business volume growth also contributed to the 37% increase in benefits and expenses, and in particular interest credited to contractholders. The business volume growth in the individual annuity and individual life business is reflected in the 36% growth in fee income from $127.4 million in 2000 to $173.1 million in 2001. The increases in amortization of deferred acquisition costs and in operating expenses were also due to such business volume growth.

  PREMIUMS AND DEPOSITS ($ in millions)

For the years ended December 31,	2001	2000

Deposits
Individual Annuity	$3,135	$3,280
Individual Life	299	179
Other Annuity	6	9

Total Deposits	3,440	3,468

Total Premiums	39	34

Total premiums and deposits	$3,479	$3,502

  The majority of the annuity business and a substantial portion of the individual life business written by the Company are accounted for as investment contracts, with the result that the deposits collected from contractholders are reported as liabilities and are not included in revenues.

  Individual annuity premiums and deposits decreased 5% in 2001 to $3.1 billion from $3.3 billion in 2000. This decrease was driven by variable annuity sales that declined to $1.9 billion in 2001 from $2.6 billion in the prior year. This decline was partially offset by a 75% increase in fixed annuity sales to $1.2 billion in 2001 from $700 million in 2000. Individual annuity account balances were $9.7 billion at December 31, 2001 up 24.3% from $7.8 billion at December 31, 2000 due to strong retention and a 178% increase in non-proprietary broker-dealer sales.

  The individual life premiums and deposits grew 62% to $335 million in 2001 versus $207 million in 2000 reflecting strong traditional agency universal and life production. Of the December 31, 2001 premiums, 21% were attributable to sales by SSB.

  OUTLOOK

  The Company is included in the Travelers Life & Annuity segment of TIC and its outlook should be considered within that context. Travelers Life & Annuity should benefit from growth in the aging population which is becoming more focused on the need to accumulate adequate savings for retirement, to protect these savings and to plan for the transfer of wealth to the next generation. Travelers Life & Annuity is well-positioned to take advantage of the favorable long-term demographic trends through its strong financial position, widespread brand name recognition and broad array of competitive life, annuity and retirement and estate planning products sold through established distribution channels.

  However, competition in both product pricing and customer service is intensifying. While there has been some consolidation within the insurance industry, other financial services organizations are increasingly involved in the sale and/or distribution of insurance products. Financial services reform is likely to have many effects on the life insurance industry and the results will take time to assess; however, heightened competition is expected. Also, the annuities business is interest rate and market sensitive, and swings in interest rates and equity markets could influence sales and retention of in-force policies. In order to strengthen its competitive position, Travelers Life & Annuity expects to maintain a current product portfolio, further diversify its distribution channels and retain its financial position through increased sales growth and maintenance of an efficient cost structure. The statements above are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See Forward-Looking Statements on this page.

  FUTURE APPLICATION OF ACCOUNTING STANDARDS

  See Note 1 of Notes to Financial Statements for a discussion of recently issued accounting pronouncements.

  FORWARD-LOOKING STATEMENTS

  Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The Companys actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by the words believe, expect, anticipate, intend, estimate, may increase, may fluctuate, and similar expressions or future or conditional verbs such as will, should, would, and could. These forward-looking statements involve risks and uncertainties including, but not limited to, the resolution of legal proceedings and the Companys market risk as well as the discussions of the Companys prospects under Outlook on page 7.

Item 7A.	Quantitative and Qualitative Disclosures About Market Risk

  Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates, and other relevant market rate or price changes. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying assets are traded. The following is a discussion of the Companys primary market risk exposures and how those exposures are currently managed as of December 31, 2001. The Companys market risk sensitive instruments are entered into for purposes other than trading.

  The primary market risk to the Companys investment portfolio is interest rate risk. The Companys exposure to equity price risk and foreign exchange risk is not significant. The Company has no direct commodity risk.

  The interest rate risk taken in the investment portfolio is managed relative to the duration of the liabilities. The portfolio is differentiated by business unit, with each units portfolio structured to meet its particular needs. Potential liquidity needs of the business are also key factors in managing the investment portfolio. The portfolio duration relative to the liabilities duration is primarily managed through cash market transactions. For additional information regarding the Companys investment portfolio see Note 2 of Notes to Financial Statements.

  There were no significant changes in the Companys primary market risk exposures or in how those exposures are managed compared to the year ended December 31, 2000. The Company does not anticipate significant changes in the Companys primary market risk exposures or in how those exposures are managed in future reporting periods based upon what is known or expected to be in effect in future reporting periods. The statements above are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See Forward-Looking Statements above.

  Sensitivity Analysis

  Sensitivity analysis is defined as the measurement of potential loss in future earnings, fair values or cash flows of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates and other market rates or prices over a selected time. In the Companys sensitivity analysis model, a hypothetical change in market rates is selected that is expected to reflect reasonably possible near-term changes in those rates. The term near-term means a period of time going forward up to one year from the date of the financial statements. Actual results may differ from the hypothetical change in market rates assumed in this report, especially since this sensitivity analysis does not reflect the results of any actions that would be taken by the Company to mitigate such hypothetical losses in fair value.

  In this sensitivity analysis model, the Company uses fair values to measure its potential loss. The sensitivity analysis model includes the following financial instruments: fixed maturities, mortgage loans, short-term securities, cash, investment income accrued, policy loans, contractholder funds, and derivative financial instruments. In addition, certain non-financial instrument liabilities have been included in the sensitivity analysis model. These non-financial instruments include future policy benefits and policy and contract claims. The primary market risk to the Companys market sensitive instruments is interest rate risk. The sensitivity analysis model uses a 100 basis point change in interest rates to measure the hypothetical change in fair value of financial instruments and the non-financial instruments included in the model.

  For invested assets, duration modeling is used to calculate changes in fair values. Durations on invested assets are adjusted for call, put and reset features. Portfolio durations are calculated on a market value weighted basis, including accrued investment income, using trade date holdings as of December 31, 2001 and 2000. The sensitivity analysis model used by the Company produces a loss in fair value of interest rate sensitive invested assets of approximately $204 million and $141 million based on a 100 basis point increase in interest rates as of December 31, 2001 and 2000, respectively.

  Liability durations are determined consistently with the determination of liability fair values. Where fair values are determined by discounting expected cash flows, the duration is the percentage change in the fair value for a 100 basis point change in the discount rate. Where liability fair values are set equal to surrender values, option-adjusted duration techniques are used to calculate changes in fair values. The sensitivity analysis model used by the Company produces a decrease in fair value of interest rate sensitive insurance policy and claims reserves of approximately $176 million and $120 million based on a 100 basis point increase in interest rates as of December 31, 2001 and 2000, respectively.

  Based on the sensitivity analysis model used by the Company, the net loss in fair value of market sensitive instruments as a result of a 100 basis point increase in interest rates as of December 31, 2001 and 2000 is not material.

  Item 8.   Financial Statements and Supplementary Data

  Index to Financial Statements

Page

Independent Auditors Report	11

Financial Statements:

Statements of Income for the years ended
December 31, 2001, 2000 and 1999	12

Balance Sheets as of December 31, 2001 and 2000	13

Statements of Changes in Retained Earnings and Accumulated
Other Changes in Equity from Nonowner Sources for the years
ended December 31, 2001, 2000 and 1999	14

Statements of Cash Flows for the years ended
December 31, 2001, 2000 and 1999	15

Notes to Financial Statements	16

  Independent Auditors Report

  The Board of Directors and Shareholder
  The Travelers Life and Annuity Company:

  We have audited the accompanying balance sheets of The Travelers Life and Annuity Company as of December 31, 2001 and 2000, and the related statements of income, changes in retained earnings and accumulated other changes in equity from nonowner sources, and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Travelers Life and Annuity Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

  As discussed in Note 1 to the financial statements, the Company changed its method of accounting for derivative instruments and hedging activities and for securitized financial assets in 2001.

  /s/ KPMG LLP

  Hartford, Connecticut
  January 17, 2002, except as to
  Note 13, which is as of February 8, 2002

  THE TRAVELERS LIFE AND ANNUITY COMPANY
  STATEMENTS OF INCOME
  ($ in thousands)

For the Year Ended December 31,	2001	2000	1999

REVENUES
Premiums	$39,222	$33,941	$25,270
Net investment income	251,054	214,174	177,179
Realized investment gains (losses)	26,144	(7,396)	(4,973)
Fee income	173,113	127,378	63,722
Other revenues	14,317	9,625	4,072

Total Revenues	503,850	377,722	265,270

BENEFITS AND EXPENSES
Current and future insurance benefits	88,842	78,403	78,072
Interest credited to contractholders	125,880	77,579	56,216
Amortization of deferred acquisition costs	89,475	68,254	38,902
Operating expenses	23,404	14,095	11,326

Total Benefits and Expenses	327,601	238,331	184,516
Income before federal income taxes and cumulative effect of change in accounting principle	176,249	139,391	80,754
Federal income taxes
Current	(19,007)	11,738	21,738
Deferred	80,096	36,748	6,410

Total Federal Income Taxes	61,089	48,486	28,148

Income before cumulative effect of change in accounting principle	115,160	90,905	52,606
Cumulative effect of change in accounting for derivative instruments and hedging activities, net of tax	(62)	-	-

Net income	$115,098	$90,905	$52,606

  See Notes to Financial Statements.

  THE TRAVELERS LIFE AND ANNUITY COMPANY
  BALANCE SHEETS
  ($ in thousands)

At December 31,	2001	2000

ASSETS
Fixed maturities, available for sale at fair value (including $102,347 and $49,465 subject to securities lending agreements)	$3,352,227	$2,297,141
Equity securities, at fair value	15,738	22,551
Mortgage loans	125,629	132,768
Short-term securities	206,759	247,377
Other invested assets	238,429	222,325

Total Investments	3,938,782	2,922,162

Separate accounts	7,681,791	6,802,985
Deferred acquisition costs	814,369	579,567
Premiums and fees receivable	56,207	26,184
Other assets	165,118	153,423
Deferred federal income taxes	-	11,296

Total Assets	$12,656,267	$10,495,617

LIABILITIES
Future policy benefits and claims	$1,040,856	$989,576
Contractholder funds	2,624,570	1,631,611
Separate accounts	7,681,791	6,802,985
Other liabilities	261,395	211,441
Deferred federal income taxes	70,091	-

Total Liabilities	11,678,703	9,635,613

SHAREHOLDERS EQUITY
Common stock, par value $100; 100,000 shares authorized, 30,000 issued and outstanding	3,000	3,000
Additional paid-in capital	417,316	417,316
Retained earnings	541,164	426,066
Accumulated other changes in equity from nonowner sources	16,084	13,622

Total Shareholders Equity	977,564	860,004

Total Liabilities and Shareholders Equity	$12,656,267	$10,495,617

  See Notes to Financial Statements.

  THE TRAVELERS LIFE AND ANNUITY COMPANY
  STATEMENTS OF CHANGES IN RETAINED EARNINGS AND ACCUMULATED
  OTHER CHANGES IN EQUITY FROM NONOWNER SOURCES
  ($ in thousands)

Statement of Changes in Retained Earnings	For the Year Ended December 31,

	2001	2000	1999

Balance, beginning of year	$426,066	$335,161	$282,555
Net income	115,098	90,905	52,606

Balance, end of year	$541,164	$426,066	$335,161

Statement of Accumulated Other Changes
In Equity From Nonowner Sources
Balance, beginning of year	$13,622	$(39,312)	$87,889
Cumulative effect of change in accounting for derivative instruments and hedging activities, net of tax	62	-	-
Unrealized gains (losses), net of tax	(924)	52,934	(127,201)
Derivative instrument hedging activity gains, net of tax	3,324	-	-

Balance, end of year	$16,084	$13,622	$(39,312)

Summary of Changes in Equity From Nonowner Sources
Net Income	$115,098	$90,905	$52,606
Other changes in equity from nonowner sources	2,462	52,934	(127,201)

Total changes in equity from nonowner sources	$117,560	$143,839	$(74,595)

  See Notes to Financial Statements.

  THE TRAVELERS LIFE AND ANNUITY COMPANY
  STATEMENTS OF CASH FLOWS
  Increase (Decrease) In Cash
  ($ in thousands)

For the Years Ended December 31,	2001	2000	1999

CASH FLOWS FROM OPERATING ACTIVITIES
Premiums collected	$37,915	$33,609	$24,804
Net investment income received	211,179	186,362	150,107
Benefits and claims paid	(103,224)	(96,890)	(94,503)
Interest credited to contractholders	(125,880)	(77,579)	(50,219)
Operating expenses paid	(354,506)	(325,180)	(235,166)
Income taxes (paid) received	45,257	(38,548)	(29,369)
Other, including fee income	180,710	176,822	46,028

Net cash used in operating activities	(108,549)	(141,404)	(188,318)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturities of investments
Fixed maturities	97,712	220,841	213,402
Mortgage loans	20,941	28,477	28,002
Proceeds from sales of investments
Fixed maturities	938,987	843,856	774,096
Equity securities	6,363	30,772	5,146
Mortgage loans		15,260
Real estate held for sale	(36)	2,115
Purchases of investments
Fixed maturities	(2,022,618)	(1,564,237)	(1,025,110)
Equity securities	(2,274)	(20,361)	(12,524)
Mortgage loans	(14,494)	(17,016)	(8,520)
Policy loans, net	(3,395)	(2,675)	(5,316)
Short-term securities (purchases) sales, net	40,618	(166,259)	45,057
Other investment (purchases) sales, net	(6,334)	327	(44,621)
Securities transactions in course of settlement, net	64,698	21,372	(7,033)

Net cash used in investing activities	(879,832)	(607,528)	(37,421)

CASH FLOWS FROM FINANCING ACTIVITIES
Contractholder fund deposits	1,178,421	629,138	308,953
Contractholder fund withdrawals	(185,464)	(115,289)	(83,817)
Contribution from parent company		250,000

Net cash provided by financing activities	992,957	763,849	225,136

Net increase (decrease) in cash	4,576	14,917	(603)
Cash at beginning of period	14,938	21	624

Cash at December 31,	$19,514	$14,938	$21

  See Notes to Financial Statements.

  THE TRAVELERS LIFE AND ANNUITY COMPANY
  NOTES TO FINANCIAL STATEMENTS

  1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Significant accounting policies used in the preparation of the accompanying financial statements follow.

  Basis of Presentation

  The Travelers Life and Annuity Company (the Company) is a wholly owned subsidiary of The Travelers Insurance Company (TIC), an indirect wholly owned subsidiary of Citigroup Inc. (Citigroup). On February 4, 2002 the Travelers Insurance Group Inc. (TIGI), TICs parent at December 31, 2001, changed its name to Travelers Property Casualty Corp. (TPC). TPC has filed a registration statement on Form S-1, relating to an offering of common stock and other securities, with the Securities and Exchange Commission on February 8, 2002. At the time of such offering, it is expected that TIC will no longer be a subsidiary of TPC, but will remain an indirect wholly owned subsidiary of Citigroup. See Note 13 of Notes to Financial Statements. The financial statements and accompanying footnotes of the Company are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and benefits and expenses during the reporting period. Actual results could differ from those estimates.

  The Company offers a variety of variable annuity products where the investment risk is borne by the contractholder, not the Company, and the benefits are not guaranteed. The premiums and deposits related to these products are reported in separate accounts. The Company considers it necessary to differentiate, for financial statement purposes, the results of the risks it has assumed from those it has not.

  Certain prior year amounts have been reclassified to conform to the 2001 presentation.

  Accounting Changes

  Accounting for Derivative Instruments and Hedging Activities

  Effective January 1, 2001, the Company adopted the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133). FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a recognized asset or liability or of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation.

  As a result of adopting FAS 133, the Company recorded a charge of $62 thousand after tax, reflected as a cumulative catch-up adjustment in the statement of income and a benefit of $62 thousand after tax, reflected as a cumulative catch-up adjustment in the accumulated other changes in equity from nonowner sources section of shareholders equity. During the twelve months ending December 31, 2001, the amount the Company reclassified from accumulated other changes in equity from nonowner sources into realized gains (losses) related to the cumulative effect transition adjustment reported in accumulated other changes in equity from nonowner sources was insignificant.

  Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets

  In April 2001, the Company adopted the FASB Emerging Issues Task Force (EITF) 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets (EITF 99-20). EITF 99-20 establishes guidance on the recognition and measurement of interest income and impairment on certain investments, e.g., certain asset-backed securities. The recognition of impairment resulting from the adoption of EITF 99-20 was recorded as a cumulative catch-up adjustment. Interest income on beneficial interest falling within the scope of EITF 99-20 is to be recognized prospectively. The adoption of EITF 99-20 had no effect on the Companys results of operations, financial condition or liquidity.

  Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

  In September 2000, the FASB issued Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125 (FAS 140). Provisions of FAS 140 primarily relating to transfers of financial assets and securitizations that differ from provisions of Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (FAS 125) are effective for transfers taking place after March 31, 2001. Special purpose entities (SPEs) used in securitizations that are currently qualifying SPEs under FAS 125 will continue to be treated as qualifying SPEs so long as they issue no new beneficial interests and accept no new asset transfers after March 31, 2001, other than transfers committed to prior to that date. Under FAS 140 qualifying SPEs are not consolidated by the transferor. FAS 140 also amends the accounting for collateral and requires new disclosures for collateral, securitizations, and retained interests in securitizations. These provisions are effective for financial statements for fiscal years ending after December 15, 2000. The accounting for collateral, as amended, requires (a) certain assets pledged as collateral to be separately reported in the consolidated balance sheet from assets not so encumbered and (b) disclosure of assets pledged as collateral that have not been reclassified and separately reported. The adoption of FAS 140 did not have a significant effect on the Companys results of operations, financial condition or liquidity. See Note 2.

  Accounting Standards not yet Adopted

  Business Combinations, Goodwill and Other Intangible Assets

  In July 2001, the FASB issued Statements of Financial Accounting Standards No. 141, Business Combinations (FAS 141) and No. 142, Goodwill and Other Intangible Assets (FAS 142). These standards change the accounting for business combinations by, among other things, prohibiting the prospective use of pooling-of-interests accounting and requiring companies to stop amortizing goodwill and certain intangible assets with indefinite useful lives created by business combinations accounted for using the purchase method of accounting. Instead, goodwill and intangible assets deemed to have indefinite useful lives will be subject to an annual review for impairment. Other intangible assets that are not deemed to have indefinite useful lives will continue to be amortized over their useful lives. The Company had no goodwill or intangible assets with indefinite useful lives at December 31, 2001.

  Asset Retirement Obligations

  In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (FAS 143). FAS 143 changes the measurement of an asset retirement obligation from a cost-accumulation approach to a fair value approach, where the fair value (discounted value) of an asset retirement obligation is recognized as a liability in the period in which it is incurred and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently amortized into expense. The pre-FAS 143 prescribed practice of reporting a retirement obligation as a contra-asset will no longer be allowed. The Company is in the process of assessing the impact of the new standard that will take effect on January 1, 2003.

  Impairment or Disposal of Long-Lived Assets

  In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144). FAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale. A long-lived asset classified as held for sale is to be measured at the lower of its carrying amount or fair value less cost to sell, and depreciation (amortization) is to cease. Impairment is recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and fair value of the asset. Long-lived assets to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off are considered held and used until disposed of. Accordingly, discontinued operations are no longer to be measured on a net realizable value basis, and future operating losses are no longer recognized before they occur.

  The Company adopted FAS 144 effective January 1, 2002. The provisions of the new standard are generally to be applied prospectively and are not expected to significantly affect the Companys results of operations, financial condition or liquidity.

  Accounting Policies

  Investments

  Fixed maturities include bonds, notes and redeemable preferred stocks. Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. Also included in fixed maturities are loan-backed and structured securities, which are amortized using the retrospective method. The effective yield used to determine amortization is calculated based upon actual historical and projected future cash flows, which are obtained from a widely accepted securities data provider. Fixed maturities, including instruments subject to securities lending agreements (see Note 2), are classified as available for sale and are reported at fair value, with unrealized investment gains and losses, net of income taxes, credited or charged directly to shareholders equity.

  Equity securities, which include common and non-redeemable preferred stocks, are classified as available for sale and are carried at fair value based primarily on quoted market prices. Changes in fair values of equity securities are charged or credited directly to shareholders equity, net of income taxes.

  Mortgage loans are carried at amortized cost. A mortgage loan is considered impaired when it is probable that the Company will be unable to collect principal and interest amounts due. For mortgage loans that are determined to be impaired, a reserve is established for the difference between the amortized cost and fair market value of the underlying collateral. In estimating fair value, the Company uses interest rates reflecting the current real estate financing market. Impaired loans were insignificant at December 31, 2001 and 2000.

  Short-term securities, consisting primarily of money market instruments and other debt issues purchased with a maturity of less than one year, are carried at amortized cost, which approximates fair value.

  Other invested assets include partnership investments and real estate joint ventures accounted for on the equity method of accounting. All changes in equity of these investments are recorded in net investment income. Also included in other invested assets are policy loans which are carried at the amount of the unpaid balances that are not in excess of the net cash surrender values of the related insurance policies. The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

  Accrual of investment income, included in other assets, is suspended on fixed maturities or mortgage loans that are in default, or on which it is likely that future payments will not be made as scheduled. Interest income on investments in default is recognized only as payment is received. Investments in default were insignificant.

  Derivative Financial Instruments

  The Company uses derivative financial instruments, including financial futures contracts, interest rate swaps, options and forward contracts, as a means of hedging exposure to interest rate changes, equity price change and foreign currency risk. The Company does not hold or issue derivative instruments for trading purposes. (See Note 8 for a more detailed description of the Companys derivative use.) Derivative financial instruments in a gain position are reported in the balance sheet in other invested assets while derivative financial instruments in a loss position are reported in the balance sheet in other liabilities.

  To qualify for hedge accounting, the hedge relationship is designated and formally documented at inception detailing the particular risk management objective and strategy for the hedge which includes the item and risk that is being hedged, the derivative that is being used, as well as how effectiveness is being assessed. A derivative has to be highly effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged.

  For fair value hedges, in which derivatives hedge the fair value of assets and liabilities, changes in the fair value of derivatives are reflected in realized investment gains (losses), together with changes in the fair value of the related hedged item. The Companys fair value hedges are primarily of available-for-sale securities.

  For cash flow hedges, the accounting treatment depends on the effectiveness of the hedge. To the extent that derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives fair value will not be included in current earnings but are reported in the accumulated other changes in equity from nonowner sources in shareholders equity. These changes in fair value will be included in earnings of future periods when earnings are also affected by the variability of the hedged cash flows. To the extent these derivatives are not effective, changes in their fair values are immediately included in realized investment gains (losses). The Companys cash flow hedges primarily include hedges of floating rate available-for-sale securities.

  For net investment hedges, in which derivatives hedge the foreign currency exposure of a net investment in a foreign operation, the accounting treatment will similarly depend on the effectiveness of the hedge. The effective portion of the change in fair value of the derivative, including any forward premium or discount, is reflected in the accumulated other changes in equity from nonowner sources as part of the foreign currency translation adjustment in shareholders equity. The ineffective portion is reflected in realized investment gains (losses). For the year ended December 31, 2001 the Company did not utilize net investment hedges.

  Derivatives that are used to hedge instruments that are carried at fair value, or do not qualify as hedges under the new rules, are also carried at fair value with changes in value reflected in realized investment gains (losses).

  The effectiveness of these hedging relationships is evaluated on a retrospective and prospective basis using quantitative measures of correlation. If a hedge relationship is found to be ineffective, it no longer qualifies as a hedge and any excess gains or losses attributable to such ineffectiveness as well as subsequent changes in fair value are recognized in realized investment gains (losses).

  For those hedge relationships that are terminated, hedge designations removed, or forecasted transactions that are no longer expected to occur, the hedge accounting treatment described in the paragraphs above will no longer apply. For fair value hedges, any changes to the hedged item remain as part of the basis of the asset or liability and are ultimately reflected as an element of the yield. For cash flow hedges, any changes in fair value of the end-user derivative remain in the accumulated other changes in equity from nonowner sources in shareholders equity and are included in earnings of future periods when earnings are also affected by the variability of the hedged cash flow. If the hedged relationship is discontinued because a forecasted transaction will not occur when scheduled, any changes in fair value of the end-user derivative are immediately reflected in realized investment gains (losses).

  Financial instruments with embedded derivatives:

  The Company bifurcates an embedded derivative where a.) the economic characteristics and risks of the embedded instrument are not clearly and closely related to the economic characteristics and risks of the host contract, b.) the entire instrument would not otherwise be remeasured at fair value and c.) a separate instrument with the same terms of the embedded instrument would meet the definition of a derivative under FAS 133.

  The Company purchases investments that have embedded derivatives, primarily convertible debt securities. These embedded derivatives are carried at fair value with changes in value reflected in realized gains (losses). Derivatives embedded in convertible debt securities are classified in the balance sheet as fixed maturity securities, consistent with the host instruments.

  The Company markets certain insurance contracts that have embedded derivatives, primarily variable annuity contracts with put options. These embedded derivatives are carried at fair value with changes in value reflected in realized investment gains (losses) consistent with the hedge instrument. Derivatives embedded in variable annuity contracts are classified in the balance sheet as future policyholder benefits and claims.

  Prior to the adoption of FAS 133 on January 1, 2001, end-user derivatives designated as qualifying hedges were accounted for consistent with the risk management strategy as follows. Derivatives used for hedging purposes were generally accounted for using hedge accounting. To qualify for hedge accounting the change in value of the derivative was expected to substantially offset the changes in value of the hedged item. Hedges were monitored to ensure that there was a high correlation between the derivative instruments and the hedged investment. Derivatives that did not qualify for hedge accounting were marked to market with changes in market value reflected in the statement of income as realized gains (losses).

  Payments to be received or made under interest rate swaps were accrued and recognized in net investment income. Swaps hedging investments were carried at fair value with unrealized gains (losses), net of taxes, charged directly to shareholders equity. Gains and losses arising from financial future contracts were used to adjust the basis of hedged investments and were recognized in net investment income over the life of the investment. Gains and losses arising from equity index options were marked to market with changes in market value reflected in realized investments gains (losses). Forward contracts hedging investments were marked to market based on changes in the spot rate with changes in market value reflected in realized investments gains (losses) and any forward premium or discount was recognized in net investment income over the life of the contract.

  Investment Gains and Losses

  Realized investment gains and losses are included as a component of pre-tax revenues based upon specific identification of the investments sold on the trade date. Other-than-temporary declines in fair value of investments are included in realized investment gains and losses. Also included are gains and losses arising from the remeasurement of the local currency value of foreign investments to U.S. dollars, the functional currency of the Company.

  Separate Accounts

  The Company has separate account assets and liabilities representing funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholders. Each of these accounts have specific investment objectives. The assets and liabilities of these accounts are carried at fair value, and amounts assessed to the contractholders for management services are included in fee income. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses.

  Deferred Acquisition Costs

  Costs of acquiring individual life insurance and annuity business, principally commissions and certain expenses related to policy issuance, underwriting and marketing, all of which vary with and are primarily related to the production of new business, are deferred. Acquisition costs relating to traditional life insurance, including term insurance, are amortized in relation to anticipated premiums. Universal life costs are amortized in relation to estimated gross profits, and annuity contracts employ a level yield method. A 15 to 20-year amortization period is used for life insurance, and a 7 to 20-year period is employed for annuities. Deferred acquisition costs are reviewed periodically for recoverability to determine if any adjustment is required. Adjustments, if any, are charged to income.

  Value of Insurance In Force

  The value of insurance in force, reported in other assets, is an asset recorded at the time of acquisition of an insurance company. It represents the actuarially determined present value of anticipated profits to be realized from annuity contracts at the date of acquisition using the same assumptions that were used for computing related liabilities, where appropriate. The value of insurance in force was the actuarially determined present value of the projected future profits discounted at an interest rate of 16% for the annuity business acquired. The annuity contracts are amortized employing a level yield method. The value of insurance in force, which is included in other assets, is reviewed periodically for recoverability to determine if any adjustment is required. Adjustments, if any, are charged to income. The carrying value at December 31, 2001 and 2000 was insignificant.

  Future Policy Benefits

  Future policy benefits represent liabilities for future insurance policy benefits. Benefit reserves for life insurance policies and annuities have been computed based upon mortality, morbidity, persistency and interest assumptions applicable to these coverages, which range from 2.5% to 7.8%, including adverse deviation. These assumptions consider Company experience and industry standards. The assumptions vary by plan, age at issue, year of issue and duration. Appropriate recognition has been given to experience rating and reinsurance.

  Contractholder Funds

  Contractholder funds represent receipts from the issuance of universal life, certain deferred annuity contracts, and structured settlement contracts. Contractholder fund balances are increased by such receipts and credited interest and reduced by withdrawals, mortality charges and administrative expenses charged to the contractholders. Interest rates credited to contractholder funds range from 3.0% to 14.0%.

  Guaranty Fund and Other Insurance-Related Assessments

  Included in Other Liabilities is the Companys estimate of its liability for guaranty fund and other insurance-related assessments. State guaranty fund assessments are based upon the Companys share of premiums written or received in one or more years prior to an insolvency occurring in the industry. Once an insolvency has occurred, the Company recognizes a liability for such assessments if it is probable that an assessment will be imposed and the amount of the assessment can be reasonably estimated. At December 31, 2001 and 2000, the Companys liability for guaranty fund assessments was not significant.

  Permitted Statutory Accounting Practices

  The Company, domiciled in the State of Connecticut, prepares statutory financial statements in accordance with the accounting practices prescribed or permitted by the State of Connecticut Insurance Department. Prescribed statutory accounting practices are those practices that are incorporated directly or by reference in state laws, regulations, and general administrative rules applicable to all insurance enterprises domiciled in a particular state. Permitted statutory accounting practices include practices not prescribed by the domiciliary state, but allowed by the domiciliary state regulatory authority. The impact of any permitted accounting practices on statutory surplus of the Company is not material.

  Premiums

  Premiums are recognized as revenues when due.

  Fee Income

  Fee income includes mortality, administrative and equity protection charges, and management fees earned on the Universal Life and Deferred Annuity separate account businesses.

  Other Revenues

  Other revenues include surrender penalties and other charges related to annuity and universal life contracts. Also included is amortization of deferred income.

  Federal Income Taxes

  The provision for federal income taxes comprises two components, current income taxes and deferred income taxes. Deferred federal income taxes arise from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

  2.   INVESTMENTS

  Fixed Maturities

  The amortized cost and fair values of investments in fixed maturities were as follows:

December 31, 2001	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Values

($ in thousands)
Available For Sale:
Mortgage-backed securities CMOs and pass-through securities	$281,583	$4,744	$3,577	$282,750
U.S. Treasury securities and obligations of U.S. Government and government agencies and authorities	197,703	2,310	10,883	189,130
Obligations of states and political subdivisions	44,587	1,903	355	46,135
Debt securities issued by foreign governments	53,207	2,454	716	54,945
All other corporate bonds	2,112,121	62,649	25,784	2,148,986
All other debt securities	613,451	21,378	10,109	624,720
Redeemable preferred stock	6,090	365	894	5,561

Total Available For Sale	$3,308,742	$95,803	$52,318	$3,352,227

December 31, 2001	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Values

($ in thousands)
Available For Sale:
Mortgage-backed securities CMOs and pass-through securities	$219,851	$7,369	$1,767	$225,453
U.S. Treasury securities and obligations of U.S. Government and government agencies and authorities	112,021	12,200	286	123,935
Obligations of states and political subdivisions	30,583	2,698	329	32,952
Debt securities issued by foreign governments	50,624	1,149	939	50,834
All other corporate bonds	1,403,941	33,326	26,904	1,410,363
All other debt securities	442,390	10,734	7,837	445,287
Redeemable preferred stock	9,007	853	1,543	8,317

Total Available For Sale	$2,268,417	$68,329	$39,605	$2,297,141

  Proceeds from sales of fixed maturities classified as available for sale were $939 million, $844 million and $774 million in 2001, 2000 and 1999, respectively. Gross gains of $67.0 million, $22.4 million and $24.6 million and gross losses of $33.9 million, $34.1 million and $22.0 million in 2001, 2000 and 1999, respectively were realized on those sales.

  Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. The fair value of investments for which a quoted market price or dealer quote is not available amounted to $628.2 million and $530.2 million at December 31, 2001 and 2000, respectively.

  The amortized cost and fair value of fixed maturities available for sale at December 31, 2001, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

($ in thousands)	Amortized Cost	Fair Value

Maturity:
Due in one year or less	$86,042	$86,961
Due after 1 year through 5 years	1,026,747	1,052,879
Due after 5 years through 10 years	1,212,985	1,230,435
Due after 10 years	701,385	699,202

	3,027,159	3,069,477

Mortgage-backed securities	281,583	282,750

Total Maturity	$3,308,742	$3,352,227

  The Company makes significant investments in collateralized mortgage obligations (CMOs). CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S. Treasury securities. The Companys investment strategy is to purchase CMO tranches, which are protected against prepayment risk, including planned amortization class tranches and last cash flow tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of interest rate scenarios. The Company does invest in other types of CMO tranches if an assessment indicates a favorable risk/return tradeoff. The Company does not purchase residual interests in CMOs.

  At December 31, 2001 and 2000, the Company held CMOs with a fair value of $212.5 million and $189.4 million, respectively. The Companys CMO holdings were 49.5% and 55.4% collateralized by GNMA, FNMA or FHLMC securities at December 31, 2001 and 2000, respectively. In addition, the Company held $64.8 million and $31.0 million of GNMA, FNMA or FHLMC mortgage-backed pass-through securities at December 31, 2001 and 2000, respectively. All of these securities are rated AAA.

  The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. The Company generally receives cash collateral from the borrower, equal to at least the market value of the loaned securities plus accrued interest, and reinvests in a short-term investment pool. See Note 10. The loaned securities remain a recorded asset of the Company, however, the Company records a liability for the amount of the collateral held, representing its obligation to return the collateral related to these loaned securities, and reports that liability as part of other liabilities in the consolidated balance sheet. At December 31, 2001 and 2000, the Company held collateral of $104.3 million and $50.7 million, respectively.

  Equity Securities

  The cost and fair values of investments in equity securities were as follows:

Equity Securities:	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

($ in thousands)
December 31, 2001
Common stocks	$2,643	$97	$671	$2,069
Non-redeemable preferred stocks	13,608	439	378	13,669

Total Equity Securities	$16,251	$536	$1,049	$15,738

December 31, 2000
Common stocks	$2,861	$29	$845	$2,045
Non-redeemable preferred stocks	21,150	480	1,124	20,506

Total Equity Securities	$24,011	$509	$1,969	$22,551

  Proceeds from sales of equity securities were $6.4 million, $30.8 million and $5.1 million in 2001, 2000 and 1999, respectively. Gross gains of $.8 million, $3.3 million and $1.5 million and gross losses of $1.9 million, $.3 million and $.3 million were realized on those sales during 2001, 2000 and 1999, respectively.

  Mortgage Loans

  Underperforming assets include delinquent mortgage loans over 90 days past due, loans in the process of foreclosure and loans modified at interest rates below market.

  At December 31, 2001 and 2000, the Companys mortgage loan portfolios consisted of the following:

($in thousands)	2001	2000

Current Mortgage Loans	$125,131	$132,768
Underperforming Mortgage Loans	498	-

Total	$125,629	$132,768

  Aggregate annual maturities on mortgage loans at December 31, 2001 are as follows:

($in thousands)
2002	$9,814
2003	5,008
2004	8,028
2005	13,633
2006	14,596
Thereafter	74,550

Total	$125,629

  Concentrations

  There were no significant individual investment concentrations at December 31, 2001 and 2000.

  The Company participates in a short-term investment pool maintained by an affiliate. See Note 10.

  Included in fixed maturities are below investment grade assets totaling $182.3 million and $143.8 million at December 31, 2001 and 2000, respectively. The Company defines its below investment grade assets as those securities rated Ba1 (or its equivalent) or below by external rating agencies, or the equivalent by internal analysts when a public rating does not exist. Such assets include publicly traded below investment grade bonds and certain other privately issued bonds and notes that are classified as below investment grade.

  The Companys industry concentrations of investments, primarily fixed maturities, at fair value were as follows:

($ in thousands)	2001	2000

Electric Utilities	$447,355	$157,401
Finance	286,824	204,994
Media	235,790	148,189
Banking	222,581	222,984
Telecommunications	213,644	167,204

  The Company held investments in foreign banks in the amount of $144 million and $139 million at December 31, 2001 and 2000, respectively, which are included in the table above.

  Below investment grade assets included in the preceding table include $38 million and $8 million in Electric Utilities and $21 million and $13 million in Media at December 31, 2001 and 2000, respectively. Other industry categories had insignificant amounts of such assets.

  Included in mortgage loans were the following group concentrations:

At December 31,	2001	2000

($ in thousands)
State
California	$43,700	$42,928
New York	23,129	23,585

Property Type
Agricultural	$66,459	$65,102
Office	37,243	39,504
Retail	6,173	14,941

  The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, credit limits and other monitoring procedures. Collateral for fixed maturities often includes pledges of assets, including stock and other assets, guarantees and letters of credit. The Companys underwriting standards with respect to new mortgage loans generally require loan to value ratios of 75% or less at the time of mortgage origination.

  Non-Income Producing Investments

  Investments included in the December 31, 2001 and 2000 balance sheets that were non-income producing were insignificant.

  Restructured Investments

  Mortgage loan and debt securities which were restructured at below market terms at December 31, 2001 and 2000 were insignificant. The new terms of restructured investments typically defer a portion of contract interest payments to varying future periods. The accrual of interest is suspended on all restructured assets, and interest income is reported only as payment is received. Gross interest income on restructured assets that would have been recorded in accordance with the original terms of such assets was insignificant. Interest on these assets, included in net investment income, was insignificant.

  Net Investment Income

For The Year Ended December 31,	2001	2000	1999

($ in thousands)
Gross Investment Income
Fixed maturities	$217,813	$163,091	$136,039
Joint ventures and partnerships	21,481	34,574	22,175
Mortgage loans	11,327	14,776	16,126
Other	3,288	4,398	4,417

Total gross investment income	253,909	216,839	178,757

Investment expenses	2,855	2,665	1,578

Net investment income	$251,054	$214,174	$177,179

  Realized and Unrealized Investment Gains (Losses)

  Net realized investment gains (losses) for the periods were as follows:

For The Year Ended December 31,	2001	2000	1999

($ in thousands)
Realized
Fixed maturities	$33,061	$(11,742)	$2,657
Joint ventures and partnerships	(4,980)	(1,909)	(10,450)
Mortgage Loans	(707)	3,825	602
Other	(1,230)	2,430	2,218

Total realized investment gains (losses)	$26,144	$(7,396)	$(4,973)

  Changes in net unrealized investment gains (losses) that are included as accumulated other changes in equity from nonowner sources in shareholders equity were as follows:

For The Year Ended December 31,	2001	2000	1999

($ in thousands)
Unrealized
Fixed maturities	$14,761	$78,278	$(180,409)
Other invested assets	(16,182)	3,159	(15,285)
Total unrealized investment gains (losses)	(1,421)	81,437	(195,694)
Related taxes	(497)	28,503	(68,493)

Change in unrealized investment gains (losses)	(924)	52,934	(127,201)
Balance beginning of year	13,622	(39,312)	87,889

Balance end of year	$12,698	$13,622	$(39,312)

  3.   REINSURANCE

  The Company uses reinsurance in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and to effect business-sharing arrangements. Reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term coinsurance and modified coinsurance. The Company remains primarily liable as the direct insurer on all risks reinsured.

  Since 1997 universal life business has been reinsured under an 80%/20% quota share reinsurance program and term life business has been reinsured under a 90%/10% quota share reinsurance program. Maximum retention of $2.5 million is generally reached on policies in excess of $12.5 million. For other plans of insurance, it is the policy of the Company to obtain reinsurance for amounts above certain retention limits on individual life policies, which limits vary with age and underwriting classification. Generally, the maximum retention on an ordinary life risk is $2.5 million.

  Total in-force business ceded under reinsurance contracts was $23.8 billion and $17.4 billion at December 31, 2001 and 2000, including $8.8 million and $28.9 million, respectively to TIC. Total life insurance premiums ceded were $11.9 million, $8.9 million and $6.5 million in 2001, 2000 and 1999, respectively. Ceded premiums paid to TIC were immaterial for these same periods.

  4.   DEPOSIT FUNDS AND RESERVES

  At December 31, 2001 and 2000, the Company had $3.7 billion and $2.6 billion of life and annuity deposit funds and reserves, respectively. Of that total, $1.5 billion and $1.4 billion, respectively, were not subject to discretionary withdrawal based on contract terms. The remaining amounts were life and annuity products that were subject to discretionary withdrawal by the contractholders. Included in the amount that is subject to discretionary withdrawal were $1.6 billion and $.9 billion of liabilities that are surrenderable with market value adjustments. The remaining $.6 billion and $.3 billion of life insurance and individual annuity liabilities are subject to discretionary withdrawals with an average surrender charge of 4.9% and 5.4%, respectively. The life insurance risks would have to be underwritten again if transferred to another carrier, which is considered a significant deterrent for long-term policyholders. Insurance liabilities that are surrendered or withdrawn from the Company are reduced by outstanding policy loans and related accrued interest prior to payout.

  5.   FEDERAL INCOME TAXES

  The net deferred tax liability and asset at December 31, 2001 and 2000 were comprised of the tax effects of temporary differences related to the following assets and liabilities:

($ in thousands)	2001	2000

Deferred Tax Assets:
Benefit, reinsurance and other reserves	$180,468	$192,772
Other	1,904	2,510

Total	182,372	195,282

Deferred Tax Liabilities:
Investments, net	(19,938)	(16,956)
Deferred acquisition costs and value of insurance in force	(231,454)	(165,671)
Other	(1,071)	(1,359)

Total	(252,463)	(183,986)

Net Deferred Tax Asset (Liability)	$(70,091)	$11,296

  TIC and its life insurance subsidiaries, including the Company, file a consolidated federal income tax return. Federal income taxes are allocated to each member on a separate return basis adjusted for credits and other amounts required by the consolidation process. Any resulting liability has been, and will be, paid currently to TIC. Any credits for losses have been, and will be, paid by TIC to the extent that such credits are for tax benefits that have been utilized in the consolidated federal income tax return.

  At December 31, 2001, the Company had no ordinary or capital loss carryforwards.

  The policyholderssurplus account, which arose under prior tax law, is generally that portion of the gain from operations that has not been subjected to tax, plus certain deductions. The balance of this account is approximately $2.1 million. Income taxes are not provided for on this amount because under current U.S. tax rules such taxes will become payable only to the extent such amounts are distributed as a dividend or exceed limits prescribed by federal law. Distributions are not contemplated from this account. At current rates the maximum amount of such tax would be approximately $700 thousand.

  6.   SHAREHOLDERS EQUITY

  Shareholders Equity and Dividend Availability

  The Companys statutory net loss was $73.4 million, $66.2 million and $23.4 million for the years ended December 31, 2001, 2000 and 1999, respectively.

  Statutory capital and surplus was $407 million and $476 million at December 31, 2001 and 2000, respectively.

  Effective January 1, 2001, the Company began preparing its statutory basis financial statements in accordance with the National Association of Insurance Commissioners Accounting Practices and Procedures Manual version effective January 1, 2001, subject to any deviations prescribed or permitted by its domicilary insurance commissioner (see Note 1, Summary of Significant Accounting Policies, Permitted Statutory Accounting Practices). The impact of this change on statutory capital and surplus was not significant.

  The Company is currently subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to its parent without prior approval of insurance regulatory authorities. The Company does not have surplus available to pay dividends to TIC in 2002 without prior approval of the Connecticut Insurance Department.

  In 2000, TIC contributed $250 million as additional paid-in capital to the Company.

  6.   SHAREHOLDERS EQUITY (continued)

  Accumulated Other Changes in Equity from Nonowner Sources, Net of Tax

  Changes in each component of Accumulated Other Changes in Equity from Nonowner Sources were as follows:

($ in thousands)	Net Unrealized Gain (Loss) on Investments Securities	Derivative Instrument & Hedging Activities		Accumulated Other Changes In Equity from Nonowner Sources

Balance, January 1, 1999	$87,889	$		$87,889
Unrealized loss on investment securities,
net of tax of $(70,234)	(130,433)			(130,433)
Less: reclassification adjustment for losses
included in net income, net of tax of $1,741	3,232			3,232

Period change	(127,201)			(127,201)

Balance, December 31, 1999	(39,312)			(39,312)
Unrealized gains on investment securities,
net of tax of $25,914	48,127			48,127
Less: reclassification adjustment for losses
included in net income, net of tax of $2,589	4,807			4,807

Period change	52,934			52,934

Balance, December 31, 2000	13,622			13,622
Cumulative effect of change in accounting for derivative instruments and hedging activities, net of tax of $33			62	62
Unrealized gains on investment securities,
net of tax of $8,653	16,070			16,070
Less: reclassification adjustment for gains
included in net income, net of tax of $(9,150)	(16,994)			(16,994)
Derivative instrument hedging activity gains, net of tax of $1,789			3,324	3,324
Period change	(924)		3,386	2,462

Balance, December 31, 2001	$12,698		$3,386	$16,084

  7.   BENEFIT PLANS

  Pension and Other Postretirement Benefits

  The Company participates in a qualified, noncontributory defined benefit pension plan sponsored by Citigroup. In addition, the Company provides certain other postretirement benefits to retired employees through a plan sponsored by TPC, TICs direct parent (See Note 13). The Companys share of net expense for the qualified pension and other postretirement benefit plans was not significant for 2001, 2000 and 1999.

  401(k) Savings Plan

  Substantially all of the Companys employees are eligible to participate in a 401(k) savings plan sponsored by Citigroup. The Companys expenses in connection with the 401(k) savings plan were not significant in 2001, 2000 and 1999.

  See Note 10.

  8.   DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

  Derivative Financial Instruments

  The Company uses derivative financial instruments, including financial futures contracts, interest rate swaps, options and forward contracts, as a means of hedging exposure to interest rate changes, equity price change and foreign currency risk. The Company does not hold or issue derivative instruments for trading purposes.

  The Company uses exchange traded financial futures contracts to manage its exposure to changes in interest rates that arise from the sale of certain insurance and investment products, or the need to reinvest proceeds from the sale or maturity of investments. To hedge against adverse changes in interest rates, the Company enters long or short positions in financial futures contracts, which offset asset price changes resulting from changes in market interest rates until an investment is purchased, or a product is sold. Futures contracts are commitments to buy or sell at a future date a financial instrument, commodity, or currency at a contracted price, and may be settled in cash or through delivery.

  The Company uses equity option contracts to manage its exposure to changes in equity market prices that arise from the sale of certain insurance products. To hedge against adverse changes in the equity market prices, the Company enters long positions in equity option contracts with major financial institutions. These contracts allow the Company, for a fee, the right to receive a payment if the Standard and Poors 500 Index falls below agreed upon strike prices.

  The Company enters into interest rate swaps in connection with other financial instruments to provide greater risk diversification and better match assets and liabilities. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount. The Company also enters into basis swaps in which both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date.

  Forward contracts are used on an ongoing basis to hedge the Companys exposure to foreign currency exchange rates that result from direct foreign currency investments. To hedge against adverse changes in exchange rates, the Company enters into contracts to exchange foreign currency for U.S. dollars with major financial institutions. These contracts cannot be settled prior to maturity. At the maturity date the Company must purchase the foreign currency necessary to settle the contracts.

  Interest rate options were not significant at December 31, 2001 and 2000.

  The Company monitors the creditworthiness of counterparties to these financial instruments by using criteria of acceptable risk that are consistent with on-balance sheet financial instruments. The controls include credit approvals, credit limits and other monitoring procedures.

  Hedge ineffectiveness recognized related to fair value hedges and cash flow hedges for the year ended December 31, 2001 was not significant. Cash flow transaction amounts expected to be reclassified from accumulated other changes in equity from nonowner sources into pretax earnings within twelve months from December 31, 2001 is not significant.

  During the year ended December 31, 2001 there were no discontinued forecasted transactions.

  In 2000, these derivative financial instruments were treated as off-balance sheet instruments. Financial instruments with off-balance sheet risk involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in a particular class of financial instrument. However, the maximum loss of cash flow associated with these instruments can be less than these amounts. For interest rate swaps, currency swaps, equity swaps, options and forward contracts, credit risk is limited to the amount that it would cost the Company to replace the contracts. Financial futures contracts and purchased listed option contracts have very little credit risk since organized exchanges are the counterparties.

  Financial Instruments with Off-Balance Sheet Risk

  In the normal course of business, the Company issues fixed and variable rate loan commitments and has unfunded commitments to partnerships and joint ventures. The notional values of loan commitments at December 31, 2001 and 2000 were $0 and $9.9 million, respectively. The notional values of unfunded commitments were $43.8 million and $42.0 million at December 31, 2001 and 2000, respectively.

  Fair Value of Certain Financial Instruments

  The Company uses various financial instruments in the normal course of its business. Fair values of financial instruments that are considered insurance contracts are not required to be disclosed and are not included in the amounts discussed.

  At December 31, 2001, investments in fixed maturities had a carrying value and a fair value of $3.4 billion compared with a carrying value and a fair value of $2.3 billion at December 31, 2000. See Notes 1 and 2.

  At December 31, 2001, mortgage loans had a carrying value of $125.6 million and a fair value of $131.6 million and at December 31, 2000 had a carrying value of $132.7 million and a fair value of $134.1 million. In estimating fair value, the Company used interest rates reflecting the current real estate financing market.

  The carrying values of short-term securities were $206.8 million and $247.4 million in 2001 and 2000, respectively, which approximated their fair values. Policy loans which are included in other invested assets had carrying values of $16.3 million and $12.9 million in 2001 and 2000, respectively, which also approximated their fair values.

  The carrying values of $133.7 million and $101.4 million of financial instruments classified as other assets approximated their fair values at December 31, 2001 and 2000, respectively. The carrying values of $208.1 million and $173.5 million of financial instruments classified as other liabilities also approximated their fair values at December 31, 2001 and 2000, respectively. Fair value is determined using various methods, including discounted cash flows, as appropriate for the various financial instruments.

  At December 31, 2001, contractholder funds with defined maturities had a carrying value of $1.9 billion and a fair value of $1.9 billion, compared with a carrying value of $1.2 billion and a fair value of $1.2 billion at December 31, 2000. The fair value of these contracts is determined by discounting expected cash flows at an interest rate commensurate with the Companys credit risk and the expected timing of cash flows. Contractholder funds without defined maturities had a carrying value of $806 million and a fair value of $675 million at December 31, 2001, compared with a carrying value of $583 million and a fair value of $477 million at December 31, 2000. These contracts generally are valued at surrender value.

  9.   COMMITMENTS AND CONTINGENCIES

  Financial Instruments with Off-Balance Sheet Risk

  See Note 8.

  Litigation

  In the ordinary course of business, the Company is a defendant or co-defendant in various litigation matters incidental to and typical of the businesses in which it is engaged. In the opinion of the Companys management, the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

  10.   RELATED PARTY TRANSACTIONS

  TIC handles banking functions, including payment of salaries and expenses for the Company and some of its non-insurance affiliates. In addition, investment advisory and management services, data processing services and certain administrative services are provided by affiliated companies. TIC provides various employee benefits coverages to employees of certain subsidiaries of TPC. The premiums for these coverages were charged in accordance with cost allocation procedures based upon salaries or census and were immaterial for the years ended December 31, 2001 and 2000. Charges for these services are shared by the companies on cost allocation methods, based generally on estimated usage by department. (See Note 13).

  TIC maintains a short-term investment pool in which the Company participates. The position of each company participating in the pool is calculated and adjusted daily. At December 31, 2001 and 2000, the pool totaled approximately $5.6 billion and $4.4 billion, respectively. The Companys share of the pool amounted to $90.6 million and $172.5 million at December 31, 2001 and 2000, respectively, and is included in short-term securities in the balance sheet.

  In the normal course of business, management of both the Company and TIC conducts reviews of the investment portfolios of each company to properly match assets with liabilities. As a result of these reviews, the Company sold $100 million of investments to TIC at arms length, with a related loss of $1.3 million in 2000.

  The Companys Travelers Target Maturity (TTM) Modified Guaranteed Annuity Contracts are subject to a limited guarantee agreement by TIC in a principal amount of up to $450 million. TICs obligation is to pay in full to any owner or beneficiary of the TTM Modified Guaranteed Annuity Contracts principal and interest as and when due under the annuity contract to the extent that the Company fails to make such payment. In addition, TIC guarantees that the Company will maintain a minimum statutory capital and surplus level.

  The Company sold structured settlement annuities to its property casualty insurance affiliates. Policy reserves and contractholder fund liabilities associated with these structured settlements were $607 million and $644 million at December 31, 2001 and 2000, respectively.

  The Company distributes variable annuity products through its affiliate, Salomon Smith Barney (SSB). Premiums and deposits related to these products were $1.2 billion, $1.6 billion and $1.1 billion in 2001, 2000 and 1999, respectively. The Company also markets term and universal life products through SSB. Life premiums related to such products were $74.5 million, $59.3 million and $40.8 million in 2001, 2000 and 1999, respectively.

  The Company also distributes deferred annuity products through its affiliates Primerica Financial Services (Primerica), CitiStreet Retirement Services and Citibank, N.A. (Citibank). Deposits received from Primerica were $738 million, $844 million and $763 million in 2001, 2000 and 1999, respectively. Deposits from Citibank and CitiStreet Retirement Services were $166 million and $136 million, respectively, for 2001, and $131 million and $220 million, respectively, for 2000. Such amounts were insignificant in 1999.

  The Company participates in a stock option plan sponsored by Citigroup that provides for the granting of stock options in Citigroup common stock to officers and other employees. To further encourage employee stock ownership, Citigroup introduced the WealthBuilder stock option program during 1997 and the Citigroup Ownership Program in 2001. Under this program, all employees meeting established requirements have been granted Citigroup stock options. During 2000 and 2001, Citigroup introduced the Citigroup 2000 Stock Purchase Plan and Citigroup 2001 Stock Purchase Program for new employees, which allowed eligible employees of Citigroup, including the Companys employees, to enter into fixed subscription agreements to purchase shares at the market value on the date of the agreements. Enrolled employees are permitted to make one purchase prior to the expiration date. The Companys charge to income was insignificant in 2001, 2000 and 1999.

  Most leasing functions for TPC and its subsidiaries are handled by its property casualty insurance subsidiaries. Rent expense related to these leases is shared by the companies on a cost allocation method based generally on estimated usage by department. The Companys rent expense was insignificant in 2001, 2000 and 1999.

  At December 31, 2001 and 2000, the Company had investments in Tribeca Investments LLC, an affiliate of the Company, in the amounts of $34.0 million and $29.4 million, respectively.

  The Company also had investments in an affiliated joint venture, Tishman Speyer, in the amount of $40.1 million and $52.8 million at December 31, 2001 and 2000, respectively.

  The Company has other affiliated investments. The individual investment with any one affiliate was insignificant at December 31, 2001 and 2000.

  11.   RECONCILIATION OF NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES

  The following table reconciles net income to net cash used in operating activities:

For The Year Ended December 31,	2001	2000	1999

($ in thousands)
Net Income from Continuing Operations	$115,160	$90,905	$52,606
Adjustments to reconcile net income to cash used in operating activities:
Realized (gains) losses	(26,144)	7,396	4,973
Deferred federal income taxes	80,096	36,748	6,410
Amortization of deferred policy acquisition costs	89,475	68,254	38,902
Additions to deferred policy acquisition costs	(324,277)	(297,733)	(211,182)
Investment income accrued	(39,875)	(27,812)	(27,072)
Insurance reserves	(14,382)	(18,487)	(16,431)
Other	11,398	(675)	(36,524)

Net cash used in operations	$(108,549)	$(141,404)	$(188,318)

  12.   NON-CASH INVESTING AND FINANCING ACTIVITIES

  There were no significant non-cash investing and financing activities for 2001, 2000 and 1999.

  13.   SUBSEQUENT EVENTS

  On February 8, 2002, TPC, TICs parent at December 31, 2001, filed a registration statement with the Securities and Exchange Commission in connection with the proposed offering of a minority interest in TPC. Citigroup has announced its plan to make a tax-free distribution of a portion of its remaining interest in TPC by year-end 2002. Prior to the proposed offering, TIC will be distributed by TPC to TPCs immediate parent company, so that TIC and the Company will remain indirect wholly owned subsidiaries of Citigroup after the offering. Therefore all retirement and post retirement plans previously provided to Company employees by TPC will be administered by Citigroup. The Company will have the right to continue to use the names Travelers Life & Annuity, The Travelers Life and Annuity Company and related names in connection with the Companys business. Currently, TIC and TLAC share services with the property casualty subsidiaries of TPC. These services, which include leasing arrangements, facilities management, banking and financial functions, benefit coverages, data processing services, a short-term investment pool and others, will be phased out over a brief period of time if the transaction is approved and completed. If the distribution does not occur, these services will likely continue for the foreseeable future.

Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

  None.

  PART III

Item 10.	Directors and Executive Officers of the Registrant.

  Omitted pursuant to General Instruction I(2)(c) of Form 10-K.

Item 11.	Executive Compensation.

  Omitted pursuant to General Instruction I(2)(c) of Form 10-K.

Item 12.	Security Ownership of Certain Beneficial Owners and Management.

  Omitted pursuant to General Instruction I(2)(c) of Form 10-K.

  Item 13.   Certain Relationships and Related Transactions.

  Omitted pursuant to General Instruction I(2)(c) of Form 10-K.

  PART IV

Item 14.	Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

  (a)   Documents filed:

              (1)   Financial Statements. See index on page 10 of this report.

              (2)   Financial Statement Schedules. See index on page 42 of this report.

              (3)   Exhibits. See Exhibit Index on page 40.

  (b)   Reports on Form 8-K:

              None.

  EXHIBIT INDEX

Exhibit Number	Description

3.	Articles of Incorporation and By-Laws

a. ) Charter of The Travelers Life and Annuity Company (the Company), as amended on April 10, 1990, incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4, File No. 33-58131, filed on March 17, 1995.

b. ) By-laws of the Company as amended October 20, 1994, incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4, File No. 33-58131, filed on March 17, 1995.

  SIGNATURES

  Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 15th day of March, 2002.

THE TRAVELERS LIFE AND ANNUITY COMPANY (Registrant)
By:	/s/ Glenn D. Lammey

Glenn D. Lammey Executive Vice President, Chief Financial Officer and Chief Accounting Officer (Principal Financial Officer and Principal Accounting Officer)

  Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on the 15th day of March, 2002.
Signature	Capacity

/s/ George C. Kokulis (George C. Kokulis)	Director, Chief Executive Officer (Principal Executive Officer)

/s/ Glenn D. Lammey (Glenn D. Lammey)	Director, Chief Financial Officer and Chief Accounting Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ William R. Hogan (William R. Hogan)	Director

/s/ Marla Berman Lewitus (Marla Berman Lewitus)	Director

  Supplemental Information to be Furnished With Reports Filed Pursuant to Section 15(d) of the Act by Registrants Which Have Not Registered Securities pursuant to Section 12 of the Act: NONE

  No Annual Report to Security Holders covering the registrants last fiscal year or proxy material with respect to any meeting of security holders has been sent, or will be sent, to security holders.

  INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

Page
The Travelers Life and Annuity Company
Independent Auditors Report	*
Statements of Income	*
Balance Sheets	*
Statements of Changes in Retained Earnings and Accumulated	*
Other Changes in Equity from Nonowner Sources	*
Statements of Cash Flows	*
Notes to Financial Statements	*
Independent Auditors Report	43
Schedule I Summary of Investments Other than Investments in Related Parties 2001	44
Schedule III Supplementary Insurance Information 1999-2001	45
Schedule IV Reinsurance 1999-2001	46

  All other schedules are inapplicable for this filing.

  * See index on page 10.

  Independent Auditors Report

  The Board of Directors and Shareholder
  The Travelers Life and Annuity Company:

  Under date of January 17, 2002, except as to Note 13 which is as of February 8, 2002, we reported on the balance sheets of The Travelers Life and Annuity Company as of December 31, 2001 and 2000, and the related statements of income, changes in retained earnings and accumulated other changes in equity from nonowner sources, and cash flows for each of the years in the three-year period ended December 31, 2001, which are included in this Form 10-K. In connection with our audits of the aforementioned financial statements, we also audited the related financial statement schedules as listed in the accompanying index. These financial statement schedules are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

  In our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

  As discussed in Note 1 to the financial statements, the Company changed its method of accounting for derivative instruments and hedging activities and for securitized financial assets in 2001.

  /s/ KPMG LLP

  Hartford, Connecticut
  January 17, 2002, except as to
  Note 13, which is as of February 8, 2002

  SCHEDULE I

  SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN RELATED PARTIES
  December 31, 2001
  ($ in thousands)

Type of Investment	Cost	Value	Amount Shown in Balance Sheet(1)

Fixed Maturities:
Bonds:
U.S. Government and government agencies and authorities	$358,436	$349,921	$349,921
States, municipalities and political subdivisions	44,587	46,135	46,135
Foreign governments	53,207	54,945	54,945
Public utilities	334,007	335,835	335,835
Convertible bonds and bonds with warrants attached	29,491	29,753	29,753
All other corporate bonds	2,482,924	2,530,077	2,530,077

Total Bonds	3,302,652	3,346,666	3,346,666
Redeemed Preferred Stocks	6,090	5,561	5,561

Total Fixed Maturities	3,308,742	3,352,227	3,352,227

Equity Securities:
Common Stocks:
Industrial, miscellaneous and all other	2,643	2,069	2,069

Total Common Stocks	2,643	2,069	2,069
Non-Redeemable Preferred Stocks	13,608	13,669	13,669

Total Equity Securities	16,251	15,738	15,738

Mortgage Loans	125,629		125,629
Policy Loans	16,290		16,290
Short-Term Securities	206,759		206,759
Other Investments (2) (3)	182,404		163,052

Total Investments	$3,856,075		$3,879,695

(1)	Determined in accordance with methods described in Notes 1 and 2 of Notes to Financial Statements.

(2)	Excludes investments in related parties of $59,087.

(3)	Includes derivatives marked to market and recorded at fair value in the balance sheet.

  SCHEDULE III
  SUPPLEMENTARY INSURANCE INFORMATION
  1999-2001
  ($ in thousands)

	Deferred policy Acquisition costs	Future policy benefits, losses, claims and loss expenses (1)	Premium revenue	Net investment income

2001	$814,369	$3,665,426	$39,222	$251,054
2000	$579,567	$2,621,187	$33,941	$214,174
1999	$350,088	$2,125,595	$25,270	$177,179

	Benefits, claims, losses and settlement expenses (2)	Amortization of deferred policy acquisition costs	Other operating expenses	Premiums written

2001	$214,722	$89,475	$23,404	$39,222
2000	$155,982	$68,254	$14,095	$33,941
1999	$134,288	$38,902	$11,326	$25,270

(1)	Includes contractholder funds.

(2)	Includes interest credited on contractholder funds.

  SCHEDULE IV
  REINSURANCE
  ($ in thousands)

	Gross Amount	Ceded to other companies		Assumed from other companies	Net amount	Percentage of amount assumed to net

2001	$28,793,622		$23,818,768	$	$4,974,854%
Life Insurance In Force
Premiums:
Annuity	$3,319	$		$	$3,319
Individual Life	47,826		11,923	$	35,903

Total Premiums	$51,145		$11,923	$	$39,222%

2000
Life Insurance In Force	$21,637,160		$17,355,206	$	$4,281,954%
Premiums:
Annuity	$6,034	$		$	$6,034
Individual Life	36,770		8,863	$	27,907

Total Premiums	$42,804		$8,863	$	$33,941%

1999
Life Insurance In Force	$15,597,352		$12,839,072	$	$2,758,280%
Premiums:
Annuity	$1,317	$		$	$1,317
Individual Life	30,502		6,549	$	23,953

Total Premiums	$31,819		$6,549	$	$25,270%

                          UNAUDITED FINANCIAL STATEMENTS OF

                                      TLAC

                                      AS OF

                               SEPTEMBER 30, 2002

                                        2

                         CONDENSED STATEMENTS OF INCOME
                                   (UNAUDITED)
                                ($ IN THOUSANDS)

                                                                         THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                            SEPTEMBER 30,                SEPTEMBER 30,
-------------------------------------------------------------------------------------------------------------------------------
                                                                      2002              2001         2002            2001
                                                                      ----              ----         ----            ----

REVENUES
Premiums                                                             $11,579          $10,236        $32,402         $28,422
Net investment income                                                 80,003           60,867        223,373         179,287
Realized investment gains (losses)                                   (23,837)          (2,659)       (39,473)         18,495
Fee income                                                            50,172           44,857        150,735         127,374
Other revenues                                                         6,021            3,512         15,343           9,177
-------------------------------------------------------------------------------------------------------------------------------
     Total Revenues                                                  123,938          116,813        382,380         362,755
-------------------------------------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES
Current and future insurance benefits                                 23,405           21,145         70,195          63,887
Interest credited to contractholders                                  47,527           33,489        129,653          88,845
Amortization of deferred acquisition costs                            21,793           25,690         35,468          66,282
Operating expenses                                                    10,252            4,651         23,433          15,847
-------------------------------------------------------------------------------------------------------------------------------
     Total Benefits and Expenses                                     102,977           84,975        258,749         234,861
-------------------------------------------------------------------------------------------------------------------------------
Income before federal income taxes and cumulative
     effect of change in accounting principle                         20,961           31,838        123,631         127,894

Federal income taxes                                                   7,279           10,715         43,240          44,186
-------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of change in
    accounting principle                                              13,682           21,123         80,391          83,708
Cumulative effect of change in accounting for
    derivative instruments and hedging activities, net of
     tax                                                                  --               --             --            (62)
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                           $13,682          $21,123        $80,391         $83,646
===============================================================================================================================

                  See Notes to Condensed Financial Statements.

                                       3

                            CONDENSED BALANCE SHEETS
                                ($ IN THOUSANDS)

                                                                              SEPTEMBER 30, 2002          DECEMBER 31, 2001
                                                                                 (UNAUDITED)
-------------------------------------------------------------------------------------------------------------------------------

ASSETS
Investments (including $74,650 and $102,347 subject to
   securities lending agreements)                                                 $4,988,082                  $3,938,782
Separate accounts                                                                  6,436,823                   7,681,791
Deferred acquisition costs                                                         1,021,042                     814,369
Other assets                                                                         404,944                     221,325
-------------------------------------------------------------------------------------------------------------------------------
     Total Assets                                                                 $12,850,891                $12,656,267
-------------------------------------------------------------------------------------------------------------------------------

LIABILITIES
Future policy benefits                                                            $1,147,152                  $1,040,856
Contractholder funds                                                               3,627,141                   2,624,570
Separate accounts                                                                  6,436,823                   7,681,791
Other liabilities                                                                    525,745                     331,486
-------------------------------------------------------------------------------------------------------------------------------
     Total Liabilities                                                             11,736,861                 11,678,703
-------------------------------------------------------------------------------------------------------------------------------

SHAREHOLDER'S EQUITY
Common stock, par value $100; 100,000 shares authorized,
     30,000 issued and outstanding                                                     3,000                      3,000
Additional paid-in capital                                                           417,316                    417,316
Retained earnings                                                                    621,555                    541,164
Accumulated other changes in equity from nonowner sources                             72,159                     16,084
-------------------------------------------------------------------------------------------------------------------------------
     Total Shareholder's Equity                                                    1,114,030                    977,564
-------------------------------------------------------------------------------------------------------------------------------

     Total Liabilities and Shareholder's Equity                                  $12,850,891                $12,656,267
===============================================================================================================================

                  See Notes to Condensed Financial Statements.

                                       4

             CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
                                   (UNAUDITED)
                                ($ IN THOUSANDS)

                                                                                THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                                   SEPTEMBER 30,                  SEPTEMBER 30,
-----------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK                                                                     2002          2001            2002            2001
-----------------------------------------------------------------------------------------------------------------------------------
Balance, beginning of period                                                   $3,000        $3,000          $3,000          $3,000
Changes in common stock                                                            --            --              --              --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                         $3,000        $3,000          $3,000          $3,000
===================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
-----------------------------------------------------------------------------------------------------------------------------------
Balance, beginning of period                                                $417,316       $417,316        $417,316        $417,316
Changes in Additional Paid-in-Capital                                             --             --              --              --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                      $417,316       $417,316        $417,316        $417,316
===================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
-----------------------------------------------------------------------------------------------------------------------------------

Balance, beginning of period                                                $607,873       $488,589        $541,164        $426,066
Net income                                                                    13,682         21,123          80,391          83,646
-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                      $621,555       $509,712        $621,555        $509,712
===================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER CHANGES
IN EQUITY FROM NONOWNER SOURCES
-----------------------------------------------------------------------------------------------------------------------------------

Balance, beginning of period                                                 $(1,632)       $12,598         $16,084         $13,622
Cumulative effect of change in accounting principle for
   derivative instruments and hedging activities, net of tax                      --             --              --              62
Unrealized gains, net of tax                                                  69,899         39,417          50,075          37,898
Derivative instrument hedging activity gains,
    net of tax                                                                 3,892          4,479           6,000           4,912
-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                       $72,159        $56,494         $72,159         $56,494
===================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF CHANGES IN EQUITY
FROM NONOWNER SOURCES
-----------------------------------------------------------------------------------------------------------------------------------

Net income                                                                   $13,682        $21,123         $80,391         $83,646
Other changes in equity from nonowner sources                                 73,791         43,896          56,075          42,872
-----------------------------------------------------------------------------------------------------------------------------------
Total changes in equity from nonowner sources                                $87,473        $65,019        $136,466        $126,518
===================================================================================================================================

                  See Notes to Condensed Financial Statements.

                                       5

                       CONDENSED STATEMENTS OF CASH FLOWS
                           INCREASE (DECREASE) IN CASH
                                   (UNAUDITED)
                                ($ IN THOUSANDS)

                                                                                        NINE MONTHS ENDED
                                                                                          SEPTEMBER 30,
                                                                                   2002                  2001
--------------------------------------------------------------------------------------------------------------------

NET CASH USED IN OPERATING ACTIVITIES                                            $(97,516)           $(122,333)
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from maturities of investments
         Fixed maturities                                                         159,685               68,728
         Mortgage loans                                                            15,585               15,798
     Proceeds from sales of investments

         Fixed maturities                                                       1,217,752              679,852
         Equity securities                                                         37,768                6,253
         Real Estate held for sale                                                      -                  (36)

     Purchases of investments
         Fixed maturities                                                      (2,243,995)          (1,428,928)
         Equity securities                                                        (42,596)              (2,150)
         Mortgage loans                                                           (21,946)                (368)

     Policy loans, net                                                             (9,112)              (3,585)

     Short-term securities sales, net                                               2,657               89,515

     Other investment (purchases) sales, net                                      (10,915)                 348

     Securities transactions in course of settlement, net                          (6,048)              32,623
--------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                                       (901,165)            (541,950)
--------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Contractholder fund deposits                                               1,167,790              791,306
     Contractholder fund withdrawals                                             (165,218)            (122,771)
--------------------------------------------------------------------------------------------------------------------
     Net cash provided by financing activities                                  1,002,572              668,535
--------------------------------------------------------------------------------------------------------------------

Net increase in cash                                                                3,891                4,252

Cash at beginning of period                                                        19,514               14,938
--------------------------------------------------------------------------------------------------------------------
Cash at end of period                                                             $23,405              $19,190
--------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
     Income taxes paid (received)                                                 $19,505             $(20,911)
====================================================================================================================

                  See Notes to Condensed Financial Statements.

                                       6

               NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

1.   BASIS OF PRESENTATION

     The Travelers Life and Annuity Company (the Company) is a wholly owned subsidiary of The Travelers Insurance Company (TIC), an indirect wholly owned subsidiary of Citigroup Inc. (Citigroup). Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. The condensed financial statements and accompanying footnotes of the
     Company are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) and are unaudited. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and benefits and expenses during the reporting period.
     Actual results could differ from those estimates. In the opinion of management, the interim financial statements reflect all adjustments necessary (all of which were normal recurring adjustments) for a fair presentation of results for the periods reported. The accompanying condensed financial statements should be read in conjunction with the financial statements and related notes included in the Company's Annual
     Report on Form 10-K for the year ended December 31, 2001.

     Certain financial information that is normally included in annual financial statements prepared in accordance with GAAP, but is not required for interim reporting purposes, has been condensed or omitted.

     Certain prior year amounts have been reclassified to conform to the 2002 presentation.

2.   CHANGES IN ACCOUNTING PRINCIPLES AND ACCOUNTING STANDARDS NOT YET ADOPTED

     ACCOUNTING CHANGES

     BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS

     Effective January 1, 2002, the Company adopted the Financial Accounting
     Standards Board (FASB) Statements of Financial Accounting Standards No.
     141, "Business Combinations" (FAS 141) and No. 142, "Goodwill and Other
     Intangible Assets" (FAS 142). These standards change the accounting for business combinations by, among other things, prohibiting the prospective use of pooling-of-interests accounting and requiring companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life created by business combinations accounted for using the purchase method of accounting. Instead, goodwill and intangible assets deemed to have an indefinite useful life will be subject to an annual review for impairment. All goodwill was fully amortized at December 31, 2001 and the
     Company did not have any other intangible assets with an indefinite useful life. Other intangible assets that are not deemed to have an indefinite useful life will continue to be amortized over their useful lives.

     The Company had a gross carrying amount of $22.3 million of contract-based intangible assets as of September 30, 2002 and 2001, with accumulated amortization of $9.6 million and $14.7 million as of September 30, 2002 and
     2001, respectively. Amortization expense was $.2 million for each of the three months ended September 30, 2002 and 2001, and was $.7 million for each of the respective nine-month periods. Intangible assets amortization expense is estimated to be $.2 million for the remainder of 2002, $.9 million in 2003, $.8 million in 2004 and 2005, and $.7 million in 2006 and
     2007.

                                       7

               NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
                                   (CONTINUED)

     IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

     Effective January 1, 2002, the Company adopted FASB Statement of Financial
     Accounting Standards No. 144, "Accounting for the Impairment or Disposal of
     Long-Lived Assets" (FAS 144). FAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale. A long-lived asset classified as held for sale is to be measured at the lower of its carrying amount or fair value less cost to sell. Depreciation (amortization) is to cease. Impairment is recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and fair value of the asset.
     Long-lived assets to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off are considered held and used until disposed of. Accordingly, discontinued operations are no longer to be measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The provisions of the new standard are to be applied prospectively. There has been no impact as of September
     30, 2002 on the Company's results of operations, financial condition or liquidity and the Company does not expect the impact of this standard to be significant.

     ACCOUNTING STANDARDS NOT YET ADOPTED

     ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES

     In June 2002, the FASB issued Statement of Financial Accounting Standards
     No. 146, "Accounting for Costs Associated with Exit or Disposal Activities"
     (FAS 146). FAS 146 requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred.
     Existing generally accepted accounting principles provide for the recognition of such costs at the date of management's commitment to an exit plan. In addition, FAS 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows.

     The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect the impact of this new standard to be significant.

     ACCOUNTING FOR STOCK BASED COMPENSATION

     The Company currently applies APB Opinion No. 25, "Accounting for Stock
     Issued to Employees" and related interpretations in accounting for its stock-based compensation plans, under which there is generally no charge to earnings for employee stock option awards. Alternatively, Statement of
     Financial Accounting Standards No. 123, "Accounting for Stock-Based
     Compensation" (FAS 123), allows companies to recognize compensation expense over the related service period based on the grant-date fair value of the stock-based award.

     Beginning in 2003, the Company intends to account for stock-based compensation issued with respect to 2003 and thereafter in accordance with the fair-value method prescribed by FAS 123. The Company does not expect this change in accounting principle to have a significant impact on its results of operations, financial condition or liquidity.

                                       8

               NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
                                   (CONTINUED)

3.   SHAREHOLDER'S EQUITY

     Statutory capital and surplus of the Company was $407 million at December
     31, 2001. The Company is currently subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to its parent without prior approval of insurance regulatory authorities. The Company does not have surplus available to pay dividends to TIC in 2002 without prior approval of the State of Connecticut Insurance
     Department.

4.   COMMITMENTS AND CONTINGENCIES

     In the ordinary course of business, the Company is a defendant or co-defendant in various litigation matters incidental to and typical of the businesses in which it is engaged. In the opinion of the Company's management, the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

                                       9

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
        OF OPERATIONS

Management's narrative analysis of the results of operations is presented in lieu of Management's Discussion and Analysis of Financial Condition and Results
of Operations, pursuant to General Instruction H(2)(a) of Form 10-Q.

The Travelers Life and Annuity Company (the Company) is a wholly owned subsidiary of The Travelers Insurance Company (TIC), an indirect wholly owned subsidiary of Citigroup Inc. (Citigroup).

RESULTS OF OPERATIONS ($ IN MILLIONS)

                          THREE MONTHS ENDED               NINE MONTHS ENDED
                             SEPTEMBER 30,                   SEPTEMBER 30,

                        2002            2001              2002            2001
                        ----            ----              ----            ----

Revenues              $123.9          $116.8            $382.4          $362.8

Net income            $ 13.7          $ 21.1            $ 80.4          $ 83.6

The Company offers fixed and variable deferred annuities and individual life insurance to individuals and small businesses. These products are distributed primarily through Salomon Smith Barney (SSB), Primerica Financial Services
(Primerica), affiliates of the Company, a nationwide network of independent financial professionals and non-affiliated broker-dealers. In addition, the
Company distributes these products through CitiStreet Retirement Services and
Citibank, N.A. (Citibank), affiliates of the Company.

Net income decreased $7.4 million for the three months ended September 30, 2002 versus the prior year period. Net after-tax realized investment losses, were
$17.1 million greater than the prior year period, primarily related to impairments of fixed maturity holdings in the energy sector.

Operating income, defined as income before net realized investments gains and losses, was $32.5 million for the quarter ended September 30, 2002 up 27.6% from
$22.9 million for the same period in the prior year. This increase in operating income is related to net investment income, including a one time real estate transaction, and fee income growth in the individual annuity and individual life lines which reflects increased business volumes, offset partially by lower yields in the investment portfolio related to the declining interest rate environment in 2002 vs. 2001. These increased volumes also caused a 10.6%
increase in insurance benefits, a 41.9% increase in interest credited to contractholders and an increase in operating expenses in the third quarter of
2002 over the same period in 2001.

Net income decreased $3.2 million for the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001. Net realized investment losses were $29.0 million in 2002, compared to $12.0 million of gains in 2001.
These losses were driven primarily by impairments to fixed maturity holdings, including $12.9 million of WorldCom Inc. in the second quarter and impairments of fixed maturity holdings in the energy sector in the third quarter of 2002.

Operating income was $109.3 million in the first nine months of 2002 versus
$71.7 million in the prior year period. This $37.6 million increase was driven by individual annuity and individual life business volume growth, a one time real estate transaction and a $19.4 million after-tax reduction to the amortization of deferred

                                       10

acquisition costs in the individual annuity product line resulting from changes in underlying lapse and interest rate assumptions during the first quarter of
2002. These increases were partially offset by lower yields in the fixed income investment portfolio related to the declining interest rate environment in 2002
vs. 2001. The increased volumes caused increases in insurance benefits, interest credited to contractholders and operating expenses over the prior year nine-month period.

BUSINESS VOLUME ($ IN MILLIONS)

                                                         AT AND FOR THE              AT AND FOR THE
                                                       THREE MONTHS ENDED           NINE MONTHS ENDED
                                                          SEPTEMBER 30,               SEPTEMBER 30,

                                                        2002       2001              2002       2001
                                                        ----       ----              ----      -----

Individual Annuity Account Balances                    $9,412     $8,332             $9,412    $8,332
Individual Life Net Premiums and Deposits              $  108     $   72             $  340    $  223

The growth in September 30, 2002 individual annuity account balances over
September 30, 2001 reflects strong sales and good in-force policy retention, which were partially offset by declining equity market values.

Individual life volumes continued to grow, reflecting strong universal life and traditional life sales through the independent financial professionals channel and SSB.

The Company's business is significantly affected by movements in the U.S. equity and fixed income credit markets. U.S. equity and credit market events can have both positive and negative effects on the deposit and revenue performance of the business. A sustained weakness in the equity markets will decrease revenues and earnings in variable products. Declines in credit quality of issuers will have a negative effect on earnings. These statements are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See
"Forward-Looking Statements" on page 12.

PREMIUMS AND DEPOSITS ($ IN MILLIONS)

                                         THREE MONTHS ENDED    NINE MONTHS ENDED
                                             SEPTEMBER 30,       SEPTEMBER 30,
                                           2002       2001      2002      2001
                                           ----       ----      ----      ----
Deposits

Individual Annuity                       $  618     $  720     $2,135     $2,328
Individual Life                              98         63        311        198
Other Annuity                                 2          1          4          2
                                         ------     ------     ------     ------
     Total Deposits                      $  718     $  784     $2,450     $2,528
     Total Premiums                          11         10         32         28
                                         ------     ------     ------     ------
Total Premiums and Deposits              $  729     $  794     $2,482     $2,556
                                         ======     ======     ======     ======

The majority of the annuity business and a substantial portion of the individual life business written by the Company are accounted for as investment contracts, with the result that the deposits collected from contractholders are reported as liabilities and are not included in revenues. Declining variable annuity sales, resulting from lower yields in the investment portfolio related to the declining interest rate environment in 2002 vs. 2001, were partially offset by increased fixed annuity deposits in both the three and nine months ended September 30,
2002.

                                       11

INSURANCE REGULATIONS

Risk-based capital requirements are used as minimum capital requirements by the
National Association of Insurance Commissioners (NAIC) and the states to identify companies that merit further regulatory action. At December 31, 2001, the Company had total adjusted capital in excess of amounts requiring any regulatory action as defined by the NAIC.

The Company is subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to its parent without prior approval of insurance regulatory authorities in the state of domicile. The Company does not have surplus available to pay dividends to its parent in 2002 without prior approval of the State of Connecticut Insurance Department. The Company did not
pay any dividends to its parent during the nine months ended September 30, 2002.

FUTURE APPLICATION OF ACCOUNTING STANDARDS

See Note 2 of Notes to Condensed Financial Statements for a discussion of recently issued accounting pronouncements.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities
Litigation Reform Act. The Company's actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by the words "believe," "expect," "anticipate," "intend,"
"estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." These forward-looking statements involve risks and uncertainties including, but not limited to, the resolution of legal proceedings.

ITEM 4. CONTROLS AND PROCEDURES

(A) EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange
Act of 1934, as amended (the "Exchange Act")) as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company required to be included in the Company's reports filed or submitted under the Exchange Act.

(B) CHANGES IN INTERNAL CONTROLS.

Since the Evaluation Date, there have not been any significant changes in the
Company's internal controls or in other factors that could significantly affect such controls.

                                       12

  PART C

  Other Information

Item 24.	Financial Statements and Exhibits

(a)	The financial statements of the Registrant will not be provided since the Registrant will have no assets as of the effective date of the Registration Statement.

The financial statements of The Travelers Life and Annuity Company and the report of Independent Accountants, are contained in the Statement of Additional Information. The financial statements of The Travelers Life and Annuity Company include:

The consolidated financial statements and schedules of The Travelers Life and Annuity Company and the report of Independent Auditors, are contained in the Statement of Additional Information. The consolidated financial statements of The Travelers Life and Annuity Company and subsidiaries include:

  Condensed Consolidated Statements of Income for the 3 and 9 months ended September 30, 2002 and 2001
  Condensed Consolidated Balance Sheets as of September 30, 2002
  Condensed Consolidated Statements of Changes in Shareholders Equity for the 3 and 9 months ended September 30, 2002 and 2001
  Condensed Consolidated Statements of Cash Flows for the 9 months ended September 30, 2002 and 2001
  Notes to Condensed Consolidated Financial Statements

(b)	EXHIBITS

1.	Resolution of The Travelers Life and Annuity Company Board of Directors authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit 1 to the Registration Statement on Form N-4, filed May 23, 1997.)

2.	Not Applicable.

3(a).	Distribution and Principal Underwriting Agreement among the Registrant, The Travelers Life and Annuity Company and Travelers Distribution LLC (Incorporated herein by reference to Exhibit 3(a) to Post-Effective AmendmentNo. 4 to the Registration Statement on Form N-4, File No. 333-58809 filed February 26, 2001.)

3(b).	Form of Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to Post-Effective Amendmen No. 4 to the Registration Statement on Form N-4, File No. 333-27689 filed April 6, 2001.)

4.	Form of Variable Annuity Contract. (Incorporated herein by reference to Exhibit 4 to the Registration Statement on Form N-4, file No. 333-100434, filed October 9, 2002.)

5.	Application. Filed herewith.

6(a).	Charter of The Travelers Life and Annuity Company, as amended on April 10, 1990. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4, File No. 333-40191, filed November 13, 1998.)

6(b)	By-Laws of The Travelers Life and Annuity Company, as amended on October 20, 1994. (Incoporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

9.	Opinion of Counsel as to the legality of securities being registered. Filed herwith.

10.	Consent of KPMG LLP, Independent Auditors. Filed herewith.

13.	Computation of Total Return Calculations - Standardized and Non-Standardized. Filed herewith.

15.	Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for George C. Kokulis, Glenn D. Lammey, Marla Berman Lewitus and Kathleen L. Preston. (Incorporated herein by reference to Exhibit 15 to the Registration Statement on Form N-4, file No. 333-100434, filed October 9, 2002.)

Item 25.	Directors and Officers of the Depositor

Name and Principal Business Address	Positions and Offices with Insurance Company

George C. Kokulis	Director, President and Chief Executive Officer

Glenn D. Lammey	Director, Executive Vice President, Chief Financial Officer, Chief Accounting Officer

Kathleen L. Preston	Director and Executive Vice President

Edward W. Cassidy	Senior Vice President

Madelyn J. Lankton	Senior Vice President

Marla Berman Lewitus	Director, Senior Vice President and General Counsel

Brendan Lynch	Senior Vice President

Laura A. Pantaleo	Senior Vice President

David A. Tyson	Senior Vice President

F. Denney Voss	Senior Vice President

David A. Golino	Vice President and Controller

Donald R. Munson, Jr.	Vice President

Mark Remington	Vice President

Tim W. Still	Vice President

Linn K. Richardson	Second Vice President and Actuary

Paul Weissman	Second Vice President and Actuary

Ernest J.Wright	Vice President and Secretary

Kathleen A. McGah	Assistant Secretary and Deputy General Counsel

  Principal Business Address:
*	The Travelers Insurance Company P.O. Box 990026 Hartford, CT 06199-0026	**	Citigroup Inc. 399 Park Avenue New York, N.Y. 10048

***	Travelers Financial Distributors 2 Tower Center East Brunswick, NJ 08816

Item 26.	Persons Controlled by or Under Common Control with the Depositor or Registrant

  Incorporated herein by reference to Exhibit 16 to Post-Effective Amendment No. 5 t o the Registration Statement on Form N-4, File No. 333-27689, filed April 19, 2002.

Item 27.	Number of Contract Owners

  Not Applicable.

Item 28.	Indemnification

  Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes (C.G.S.) regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporations obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3)

  the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

  C.G.S. Section 33-778 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

  Citigroup Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Registrant. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

  Rule 484   Undertaking

  Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liability (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.	Principal Underwriter

(a)	Travelers Distribution LLC P.O. Box 990026 Hartford, CT 06199-0026

  Travelers Distribution LLC also serves as principal underwriter and distributor for the following funds:

  The Travelers Fund U for Variable Annuities, The Travelers Fund VA for Variable Annuities, The Travelers Fund BD for Variable Annuities, The Travelers Fund BD II for Variable Annuities, The Travelers Fund BD III for Variable Annuities, The Travelers Fund BD IV for Variable Annuities, The Travelers Fund ABD II for Variable Annuities, The Travelers Separate Account PF for Variable Annuities, The Travelers Separate Account PF II for Variable Annuities, The Travelers Separate Account QP for Variable Annuities, The Travelers Separate Account TM for Variable Annuities, The Travelers Separate Account TM II for Variable Annuities, The Travelers Separate Account Five for Variable Annuities, The Travelers Separate Account Six for Variable Annuities, The Travelers Separate Account Seven for Variable Annuities, The Travelers Separate Account Eight for Variable Annuities, The Travelers Separate Account Nine for Variable Annuities, The Travelers Separate Account Ten for Variable Annuities, The Travelers Fund UL for Variable Life Insurance, The Travelers Fund UL II for Variable Life Insurance, The Travelers Fund UL III for Variable Life Insurance, The Travelers Variable Life Insurance Separate Account One, The Travelers Variable Life Insurance Separate Account Two, The Travelers Variable Life Insurance Separate Account Three, The Travelers Variable Life Insurance Separate Account Four, The Travelers Separate Account MGA, The Travelers Separate Account MGA II, The Travelers Growth and Income Stock Account for Variable Annuities, The Travelers Quality Bond Account for Variable Annuities, The Travelers Money Market Account for Variable Annuities, The Travelers Timed Growth and Income Stock Account for Variable Annuities, The Travelers Timed Short-Term Bond Account for Variable Annuities and The Travelers Timed Aggressive Stock Account for Variable Annuities, Citicorp Life Variable Annuity Separate Account and First Citicorp Life Variable Annuity Separate Account, TIC Separate Account Eleven for Variable Annuities, TLAC Separate Account Twelve for Variable Annuities, TIC Separate Account Thirteen for Variable Annuities, TLAC Separate Account Fourteen for Variable Annuities, TIC Variable Annuity Separate Account 2002, and TLAC Variable Annuity Separate Account 2002.

(b)	Name and Principal Business Address*	Positions and Offices With Underwriter

	Kathleen L. Preston	Board of Manager

	Glenn D. Lammey	Board of Manager

	William F. Scully III	Board of Manager

	Donald R. Munson, Jr.	Board of Manager, President, Chief Executive Officer and Chief Operating Officer

	Tim W. Still	Vice President

	Anthony Cocolla	Vice President

	John M. Laverty	Treasurer and Chief Financial Officer

	Alison K. George	Chief Compliance Officer

	Ernest J. Wright	Secretary

	Kathleen A. McGah	Assistant Secretary

	William D. Wilcox	Assistant Secretary

  * The business address for all the above is: P.O. Box 990026, Hartford, CT 06199-0026

(c)	Not Applicable

Item 30.	Location of Accounts and Records

(1)	The Travelers Life and Annuity Company P.O. Box 990026 Hartford, Connecticut 06199-0026

Item 31.	Management Services

  Not Applicable.

Item 32.	Undertakings

  The undersigned Registrant hereby undertakes:

(a)	To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b)	To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c)	To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

  The Company hereby represents:

  (a)   That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

  SIGNATURES

  As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Pre-Effective Amendment No. 2 to this registration statement to be signed on its behalf, in the City of Hartford, and State of Connecticut, on February 6, 2003

  TLAC VARIABLE ANNUITY SEPARATE ACCOUNT 2002
  (Registrant)

  THE TRAVELERS LIFE AND ANNUITY COMPANY
  (Depositor)

By:	*GLENN D. LAMMEY

Glenn D. Lammey, Chief Financial Officer, Chief Accounting Officer and Controller

  As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 6 day of February 2003.

*GEORGE C. KOKULIS (George C. Kokulis)	Director, President and Chief Executive Officer (Principal Executive Officer)

*GLENN D. LAMMEY (Glenn D. Lammey)	Director, Chief Financial Officer, Chief Accounting Officer (Principal Financial Officer)

*MARLA BERMAN LEWITUS (Marla Berman Lewitus)	Director

*KATHLEEN L. PRESTON (Kathleen L. Preston)	Director

  *By:   /s/ Ernest J. Wright, Attorney-in-Fact

  EXHIBIT INDEX

Exhibit No.	Description	Method of Filing
5	Application	Electronically
9	Opinion of Counsel	Electronically
10	Consent of KPMG, LLP, Independent Auditors	Electronically
13	Computation of Total Return Calculations Standardized and Non-Standardized	Electronically